1/46


06019329

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Toyota Industries Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

FILE NO. 82- 05712 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE: 12/18/06


TOYOTA
ANNUAL REPORT 2006
Year ended March 31, 2006
RECEIVED
2006 DEC -6 P 1:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
File No. 82-5112
Exhibit 1
Sustained Innovation
and Creativity
TOYOTA
TOYOTA INDUSTRIES CORPORATION

Profile

Toyota Industries Corporation was founded in 1926 by Japan's "master of invention," Sakichi Toyoda, to manufacture automatic looms. During the intervening years, Toyota Industries broadened the scope of its business domains to include textile machinery, automobiles, materials handling equipment, electronics and logistics solutions. With production bases in North America, Europe and Asia, including Japan, China and India, as well as a worldwide sales network, mainly in its Materials Handling Equipment and Textile Machinery segments, the operations of the Toyota Industries Group span the globe.

In November 2006, Toyota Industries will celebrate its 80th anniversary. We remain committed to further growth of our businesses in the unwavering pursuit of sustained innovation and creativity.


TOYOTA
ANNUAL REPORT 2006
Sustained Innovation and Creativity
TOYO

About the Cover

"Be ahead of the times through endless creativity, inquisitiveness and pursuit of improvement," reads one of the five Toyota Precepts, symbolizing the wisdom of company founder Sakichi Toyoda. The precepts have served as the basis of the thinking and guiding principles of the entire Toyota Group. "Sustained innovation and creativity," which serves as the theme of this year's annual report, embodies our determination to stay on a path to further growth through this spirit.

Definition of Terms

"Fiscal 2006" refers to the fiscal year ended March 31, 2006, and other fiscal years are referred to in a corresponding manner. All references to the "Company" herein are to Toyota Industries Corporation, and references to "Toyota Industries," "Toyota Industries Group" or the "Group" herein are to the Company and its 153 consolidated subsidiaries.

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains projections and other forward-looking statements that involve risks and uncertainties. The use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following: (1) reliance on a small number of customers, (2) product development capabilities, (3) intellectual property rights, (4) product defects, (5) price competition, (6) reliance on suppliers of raw materials and components, (7) environmental regulations, (8) success or failure of strategic alliances with other companies, (9) exchange rate fluctuations, (10) share price fluctuations, (11) effects of disasters, power blackouts and other incidents, (12) latent risks associated with international activities and (13) retirement benefit liabilities.

Contents


TOYO







Consolidated Financial Highlights

Toyota Industries Corporation and Consolidated Subsidiaries
Years ended March 31

	Millions of yen					% change	Thousands of U.S. dollars
	2006	2005	2004	2003	2002		**2006**
For the Year							
Net sales	**¥1,505,956**	¥1,241,538	¥1,164,379	¥1,069,219	¥980,163	21.3%	**$12,819,920**
Operating income	**64,040**	53,120	52,631	52,478	46,330	20.6	**545,160**
Ordinary income	**80,635**	70,913	58,971	51,375	47,866	13.7	**686,431**
Net income	**47,077**	43,358	33,623	21,934	27,311	8.6	**400,758**
Overseas sales	**620,946**	539,009	497,357	451,594	396,470	15.2	**5,285,996**
Depreciation and amortization	**87,288**	70,213	65,352	59,154	55,174	24.3	**743,066**
Capital expenditures	**158,836**	136,506	89,509	87,559	88,320	16.4	**1,352,141**
Research and development expenses	**31,166**	30,051	29,562	29,705	29,985	3.7	**265,310**
Per Share Data (yen, U.S. dollars)							
Net income — basic	**¥146.16**	¥135.09	¥108.04	¥70.19	¥87.28	8.2%	**$1.24**
Net income — diluted	**146.02**	135.03	101.97	62.90	78.26	8.1	**1.24**
Cash dividends	**38.00**	32.00	24.00	22.00	19.00	18.8	**0.32**
At Year-End							
Total assets	**¥3,245,341**	¥2,326,824	¥2,011,995	¥1,650,391	¥1,770,401	39.5%	**$27,626,977**
Shareholders' equity	**1,611,227**	1,115,747	1,016,764	738,868	878,812	44.4	**13,716,072**
Number of employees	**32,977**	30,990	27,431	25,030	23,056	6.4	

Note: U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 117.47 yen = US$1, the approximate exchange rate on March 31, 2006.

Sales by Business Segment

	Millions of yen					Thousands of U.S. dollars
	2006	2005	2004	2003	2002	**2006**
Net sales						
Automobile	**¥746,796**	¥616,200	¥603,863	¥595,460	¥563,599	**$6,357,334**
Materials Handling Equipment	**595,237**	503,990	443,444	373,008	353,043	**5,067,141**
Logistics	**65,145**	–	–	–	–	**554,567**
Textile Machinery	**49,789**	43,902	45,969	48,740	30,705	**423,844**
Others	**48,989**	77,446	71,103	52,011	32,816	**417,034**

Net Sales

(¥ Billion)

2,000
1,500
1,000
500
0
FY 02 03 04 05 06



Operating Income


(¥ Billion)
70
60
50
40
30
20
10
0
FY 02 03 04 05 06



Net Income


(¥ Billion)
50
40
30
20
10
0
FY 02 03 04 05 06



Overseas Sales and Overseas Sales Ratio


(¥ Billion)
(%)
700 70
600 60
500 50
400 40
300 30
200 20
100 10
0 0
FY 02 03 04 05 06
Overseas sales ratio (right)

Total Assets


(¥ Billion)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
FY 02 03 04 05 06

Shareholders' Equity


(¥ Billion)
2,000
1,500
1,000
500
0
FY 02 03 04 05 06

Net Income per Share (Basic)


(¥)
150
100
50
0
FY 02 03 04 05 06

Cash Dividends per Share and Consolidated Payout Ratio


(¥)
(%)
50 50
40 40
30 30
20 20
10 10
0 0
FY 02 03 04 05 06
Payout ratio (right)

R&D Expenses and R&D Expenses Ratio


(¥ Billion)
(%)
40 4
30 3
20 2
10 1
0 0
FY 02 03 04 05 06
R&D expenses to net sales ratio (right)

Letter to Shareholders

Dear Shareholders:

Toyota Industries made tremendous strides in strengthening our management structure and expanding our business foundation under a five-year Medium-Term Management Plan that was completed in the fiscal year ended March 31, 2006 (fiscal 2006). As a result, we are pleased to report that in fiscal 2006, the plan's final year, Toyota Industries achieved consolidated net sales of ¥1,506.0 billion and consolidated ordinary income of ¥80.6 billion, thereby surpassing the targets of ¥1,200 billion in consolidated net sales and ¥80.0 billion in consolidated ordinary income.

In spite of these positive results, we will continue to push ahead to realize a potentially greater level of performance. In the fiscal year ending March 31, 2007, Toyota Industries initiated a new five-year Medium-Term Management Plan (April 2006 - March 2011) that we believe will guide us on a path to further growth. Under the new plan, we have significantly raised the bar for performance by setting the extremely challenging targets of surpassing ¥2,000 billion in consolidated net sales and ¥140.0 billion in consolidated ordinary income. To achieve these objectives, we will strive to further reinforce the strengths of such core businesses as the Materials Handling Equipment and automobile-related businesses while actively cultivating the Logistics Solutions and other new businesses. In essence, our new management plan clearly articulates the strategic directions Toyota Industries plans to pursue as we enter a new phase of growth.

Along with the new management plan, we have devised the 2010 Vision, which envisions the desired status of the Toyota Industries Group in 2010—namely, the attainment by each business division of an overwhelmingly dominant competitive advantage in the areas of quality, cost and delivery. To achieve this, we need to continue to develop leading-edge technologies that anticipate the needs of the times and enhance our value chain by forging deeper synergies among business divisions, which would not be possible without the combined efforts and capabilities of our employees. Accordingly, we intend to commit our energy to the development of personnel with superior skills as well as the augmentation of workplace strengths that foster a spirit of teamwork.



Tadashi Ishikawa
Chairman

Tetsuro Toyoda
President

To achieve stable growth over the long term, it is essential that companies undertake business activities with a view toward promoting harmony between society and the global environment while maintaining healthy relationships with stakeholders. Furthermore, we believe that initiatives to ensure thorough compliance and strengthen corporate governance are also indispensable. With an eye toward the future, we remain committed to attaining sustainable growth and raising our corporate value to meet the expectations of our shareholders and other stakeholders.

August 2006

Tadashi Ishikawa

Tadashi Ishikawa
Chairman

Tetsuro Toyoda
President

Message from the President


TOYOTA
GENEO·E

Tetsuro Toyoda
President

Celebrating Our 80th Anniversary

In November 2006, Toyota Industries will mark a momentous milestone when it celebrates the 80th anniversary of its founding. Over the past eight decades, Toyota Industries has successfully navigated numerous challenges to steadily expand the scope of its business through sustained innovation and creativity. Our achievements have been made thanks to the loyal patronage of customers, devotion of employees, understanding of local communities and the support of our shareholders, all of whom I wish to express my deepest appreciation. Toyota Industries' management remains committed to ensuring the ongoing growth of its businesses while supporting the livelihood of employees and their families, contributing to society and providing customers with excellent products and services. Above all, we have renewed our resolve to fulfill our crucial responsibility of meeting the expectations of our shareholders.

Record-Breaking Results for Fiscal 2006

In fiscal 2006, ended March 31, 2006, Toyota Industries achieved record-high consolidated net sales and income amid an expanding global economy. Fueled mainly by increases in the Automobile and Materials Handling Equipment segments, consolidated net sales for the fiscal year jumped 21.3% to ¥1,506.0 billion. Consolidated operating income increased 20.6% to ¥64.0 billion, as the rise in net sales and the success of cost-reduction activities compensated for increased depreciation expenses in the Vehicle and Engine businesses and higher prices for raw materials. Consolidated ordinary income increased 13.7% to ¥80.6 billion and consolidated net income rose 8.6% to ¥47.1 billion.

Factors for Increase (Decrease) in Consolidated Ordinary Income


(¥ Billion)
70.9
+23.5
Increase in net sales
+21.0
Cost reductions
+4.6
Exchange rate fluctuations
-13.2
Increase in depreciation expenses
-12.0
Increase in raw material prices
-6.6
Increase in personnel expenses
-6.4
Increase in miscellaneous expenses
- 1.2
Non-operating income (losses)
Up 9.7 billion yen over fiscal 2005
80.6
FY 05
06

All Business Segments Maintain Generally Solid Performances

During fiscal 2006, all segments once again reported favorable results, as evidenced by across-the-board increases in net sales. Additionally, with the exception of the Automobile Segment, most segments achieved increases in operating income over the previous fiscal year. A summary of business results by segment is as follows.

Note: Segment net sales figures do not include intersegment transactions. However, segment operating income (loss) figures do include operating income (loss) arising from intersegment transactions.

Automobile Segment

In fiscal 2006, net sales increased 21.2% from the previous fiscal year to ¥746.8 billion, but operating income declined 11.7% to ¥20.1 billion. The increase in net sales was fueled primarily by robust sales in the Vehicle Business of the Vitz (Yaris outside Japan) and the RAV4, both of which underwent a full model change in February and November 2005, respectively. In the Engine Business, factors contributing to higher sales in this segment included the commencement of production of 2.2-liter direct-injection AD diesel engines for the European market in March 2005 and the start of production of 2.5-liter and 3.0-liter direct-injection KD diesel engines for Toyota Motor Corporation's (TMC) Innovative International Multi-Purpose Vehicle (IMV) Project in June

2005. Also contributing to growth in net sales in the Automobile Segment was an increase in overseas unit sales in the Car Air-Conditioning Compressor Business. On the other hand, the decline in operating income resulted from higher depreciation expenses and pre-production costs associated with the introduction of new products and release of model changes in the Vehicle and Engine businesses.

Materials Handling Equipment Segment

Net sales by the Materials Handling Equipment Segment rose 18.1% from the previous fiscal year to ¥595.2 billion. This rise was underpinned by large increases in sales of the TOYOTA, BT and Raymond brands supported by an expanding global economy in addition to favorable results by Aichi Corporation, which manufactures and sells aerial work platforms. Operating income surged 48.6% to ¥38.8 billion.

Logistics Segment

The Logistics Segment was newly established in fiscal 2006, separating the logistics-related businesses (logistics solutions and transportation businesses) that were previously part of the Others Segment.

During fiscal 2006, the Logistics Segment achieved net sales of ¥65.1 billion. This increase reflected solid results by Asahi Security Co., Ltd. (Asahi Security), which was acquired by Toyota Industries in March 2005 and provides comprehensive total cash management outsourcing. Other contributing factors were higher sales in the Logistics Solutions Business, which handles all phases of customers' logistics and enhances their overall supply chain management, as well as improved results of the Taikoh Transportation Group, which is involved in cargo transport and other logistics businesses. Operating income of the Logistics Segment was ¥1.6 billion.

Textile Machinery Segment

Net sales by the Textile Machinery Segment advanced 13.4% to ¥49.8 billion, primarily reflecting higher sales of air-jet looms to our principal markets of China and India, as well as robust sales of ring spinning frames mainly by our production and sales subsidiary in India. This segment posted an operating loss of ¥70 million, an improvement of ¥0.7 billion from the previous fiscal year.

Others Segment

Because we separated our logistics-related businesses from the Others Segment and established the Logistics Segment, net comparisons with the previous year's results cannot be made. In fiscal 2006, net sales were ¥49.0 billion and operating income amounted to ¥3.7 billion.

Key Initiatives Undertaken during Fiscal 2006

Underscoring a strong determination to expand current and future businesses, Toyota Industries adopted a number of forward-looking strategic initiatives during the fiscal year under review. Several of the more notable initiatives are as follows.

Further Deploying Our Engine Business Overseas

In March 2005, production of 2.2-liter direct-injection AD diesel engines for the European market was successively started at the Hekinan Plant in Japan and at Toyota Motor Industries Poland Sp.zo.o. (TMIP)*, a joint venture in Europe with TMC. Reflecting a rising awareness that diesel engines offer superior environmental performance, the proportion of diesel vehicles in Europe is increasing. This trend makes it imperative for TMC to strengthen its lineup of diesel vehicles for the European market where it is striving to raise its presence. Toyota Industries will work to contribute to TMC's European strategy through the joint development of diesel engines with TMC as well as the production of these engines.

In June 2005, the Higashichita Plant started producing 2.5-liter and 3.0-liter direct-injection KD diesel engines for TMC's IMV Project. While contributing to TMC's overseas strategy, Toyota Industries also continues to press ahead with initiatives for further expanding its own business.

* Toyota Industries' stake in TMIP is 40%. Toyota Industries is chiefly responsible for production operations at TMIP.



Toyota Motor Industries Poland Sp.zo.o.

2AD diesel engine



Higashichita Plant

2KD diesel engine

Versatile Approach to Overseas Production of Car Air-Conditioning Compressors

December 2005 marked the start of production at TD Automotive Compressor Georgia, LLC (TACG), established jointly in July 2004 by Toyota Industries and DENSO Corporation (DENSO) as a second North American compressor production base near Atlanta in the U.S. state of Georgia. Although fixed-displacement compressors have been the main compressor used in North America, in view of increasing global environmental awareness, we foresee rising demand for variable-displacement compressors, which offer excellent fuel efficiency. TACG is producing variable-displacement compressors to meet this demand.

In May 2005, Toyota Industries established TD Automotive Compressor Kunshan Co., Ltd. (TACK), a joint venture with DENSO, Toyota Tsusho Corporation and others, as its second car air-conditioning compressor production base in China. In April 2006, TACK inaugurated production of variable-displacement compressors, which are being supplied to car makers mainly in the southern part of China.



TD Automotive Compressor Georgia, LLC



TD Automotive Compressor Kunshan Co., Ltd.

Official Launch of Toyota Material Handling Group (TMHG)

In April 2006, Toyota Industries officially launched TMHG as a new organization to integrate the BT Industries Group and TOYOTA Material Handling Company (TMHC). We have so far successfully expanded synergies between the BT Industries Group and TMHC by mutually supplying each other's brand products, sharing sales and production know-how, exchanging personnel and jointly procuring components. Through this strategic reorganization, we aim to create additional synergies as well as further solidify the positioning of this segment as "undisputed No. 1" in the global lift truck market.

Expanding the Scope of Our Logistics Solutions Business

In its Logistics Solutions Business, Toyota Industries has redefined the concept of "logistics" to encompass the "flow of cash" and the "flow of information" in addition to the traditional "flow of goods." During the course of business activities, the flow of goods is usually accompanied by flows of information and money. By broadening our concept of "logistics" to include this overall flow as well as offering companies optimal logistics by improving this flow, we intend to create new business models and seize new business opportunities. As part of these efforts, in March 2005 we acquired Asahi Security and made this company into a wholly owned subsidiary. Asahi Security offers comprehensive cash management outsourcing services, including cash collection and delivery as well as cash proceeds management for the retail, service and transportation sectors. In January 2006, we further bolstered our Logistics Solutions Business by acquiring an equity stake (41.4% share) in Wanbishi Archives Co., Ltd., which provides comprehensive information management that includes handling collection and distribution of vital documents, magnetic tapes and crucial corporate data.

Quality-Improvement and Cost-Reduction Activities



Toyota Industries' top management conducts a quality inspection at a factory

Toyota Industries believes that enhancing its ability to offer products and services of unrivalled quality while continually reducing costs are essential for achieving competitive superiority. Acting on this conviction, we continually undertake initiatives directed toward raising quality to ensure that we can offer products and services that satisfy our customers. Toyota Industries is especially aware that in a worst-case scenario, any serious quality-related problem could inevitably threaten a company's foundation that supports its future existence. Accordingly, Toyota Industries has designated "thorough quality assurance" and "maintenance and improvement of quality" as priority management policies, and therefore undertakes quality-improvement activities throughout the Toyota Industries Group. These activities include comprehensive employee quality education such as quality control (QC) methods and the setting of high-quality targets in each division. Each of the division managers (or an in-house company president) overseeing product quality as well as I myself make on-site inspections to check quality-improvement activities and confirm progress in reaching our quality targets.

Toyota Industries is also pushing forward with a diversity of cost-cutting initiatives. As prime examples, each division undertakes cost-reduction projects through organized and well-planned cost-reduction activities. Besides our unceasing value engineering (VE) and value analysis (VA) activities, these cost-reduction activities also extend to an array of other areas that include consideration of optimized global procurement of materials. These efforts also cover our Head Office, where we are implementing comprehensive activities to trim fixed costs via improved operational efficiency and other such measures.

Unveiling a New Medium-Term Management Plan

In October 2005, Toyota Industries formulated a new five-year medium-term management plan that was subsequently launched in the fiscal year beginning April 2006.

The new medium-term management plan integrates management and business plans for the next five years while articulating the directions that Toyota Industries will pursue. With the foundation of this plan being the attainment of the spirit of harmony and enhancement of workplace strengths, which includes nurturing employees, we will strive for the highest levels of quality, intend to execute reforms by fortifying our value chain and developing leading-edge technologies as well as achieve growth as a company with dominant businesses. We expect these measures will allow us to attain our targets of consolidated net sales exceeding ¥2,000 billion and ordinary income of ¥140 billion by fiscal 2011, the fiscal year ending March 31, 2011. By business segment, we have set a net sales target of ¥1,000 billion for automobile-related businesses and net sales of ¥1,000 billion in the Logistics and Materials Handling Equipment businesses. To facilitate the attainment of these challenging targets, we expect to make a capital investment of around ¥500 billion during the five-year period (April 2006 - March 2011).

Business Outlook for Fiscal 2007

In fiscal 2007, ending March 31, 2007, the Japanese economy is anticipated to remain on a recovery track while the economies of the United States, China and other principal countries are expected to attain stable growth. Nevertheless, the outlook for fiscal 2007 precludes optimism as there are concerns regarding risk factors such as a further rise in crude oil prices accompanying political instability in the Middle East as well as possible rapid adjustments in exchange rates.

Amid this economic environment, Toyota Industries expects the Materials Handling Equipment Segment to continue expanding its business results and also anticipates increased sales in the Automobile and Logistics segments. Accordingly, consolidated net sales are forecast to rise 10.9% to ¥1,670.0 billion for fiscal 2007. Despite an increased burden of depreciation expenses in the Automobile Segment, we expect that a rise in net sales coupled with a bolstering of Group-wide cost-reduction activities will enable a 5.4% rise in ordinary income to ¥85.0 billion and a 4.1% increase in net income to ¥49.0 billion.

Note: The financial projections set forth above are based upon a number of assumptions and estimates that, while presented with numerical specificity and considered reasonable by us when taken as a whole, are inherently subject to significant economic, business, competitive, regulatory and operational uncertainties, contingencies and risks, many of which are beyond our control. Financial projections are necessarily speculative in nature, and it can be expected that one or more of the assumptions underlying the projections will prove not to be valid, and unanticipated events and circumstances are likely to occur. Actual results will vary from the financial projections and those variations may be material. Consequently, this report should not be regarded as a representation by us or any other person that the financial projections will be achieved. Current rapidly changing market trends in the global economy make it particularly difficult to predict product demand and other related matters.

Looking toward the Future

"United We Grow"

In April 2005, Toyota Industries World Convention 2005 was held in Japan to gather all persons involved with Toyota Industries' Materials Handling Equipment Business under the slogan, "United We Grow." This slogan represents our aspirations to continually grow with capabilities befitting the world's leading company in materials handling equipment, backed by the solidarity of the BT Industries Group and TMHC under the framework of TMHG. As I have often pointed out, I believe the "United We Grow" slogan also transcends the Materials Handling Equipment Segment and symbolizes the future direction of the entire Toyota Industries Group. Additionally, not only does the slogan express our strong intention to create new value by fostering further collaboration among employees within the Toyota Industries Group and creating synergies through the organic interaction among the Group's business divisions, but it also symbolizes our resolve to promote stronger relationships with shareholders, customers, members of the local community and other stakeholders.

Aiming to Increase Corporate Value

The management team of Toyota Industries—your company—believes that its most critical mission is to raise our long-term, stable earnings power and create even higher corporate value. To that end, we expect to carry out dynamic and strategic business operations while establishing more efficient company management systems and steadily improving our business results through stable growth of our businesses. Throughout its history, Toyota Industries has diversified its businesses into a broad range of fields. By strategically and organically combining management resources that are the wellspring of its competitive advantage—namely, the know-how, key technologies, human resources and markets cultivated by each business—Toyota Industries is confident it can create new value and realize further growth and development in each business. In this way, we can attain a "conglomerate premium" whereby the worth of Toyota Industries as a whole adds up to more than the sum of individual businesses.

Cultivating Global-Oriented Personnel to Support *Monozukuri*

We recognize that raising corporate value depends on how we can cultivate our human resources. Although in recent years we have achieved solid growth in our logistics and other non-manufacturing businesses as we steadily diversify our portfolio of businesses, Toyota Industries is still essentially a company that engages in *monozukuri* (literally meaning "creating things" but it implies a philosophy that recognizes the value of the innovative creation of quality products). Unquestionably, the main source of our competitiveness is employees who are well versed in the Toyota Production System (TPS) and filled with passion and a sense of mission. Therefore, strengthening employee education in *monozukuri* will be essential for Toyota Industries to further hone *monozukuri* and ensure its ongoing existence amid intensifying competition. At the same time, we must resolutely promote initiatives to ensure that the specialized knowledge and skills cultivated over the course of our long history are successfully handed down to subsequent generations.

Toyota Industries is also moving ahead quickly with the globalization of its businesses, and non-Japanese employees now account for over half of all staff on a consolidated basis. Centered around the Materials Handling Equipment Segment, which has achieved the most progress in globalizing its business, Toyota Industries is actively promoting globalization as it accelerates overseas local production in its other businesses as well. Crucial to sustaining this globalization will be the cultivation of global-oriented personnel who have specialized knowledge and technical skills to handle the transfer of production know-how such as TPS—a source of Toyota Industries' competitiveness—to overseas production bases and who can execute their duties within different cultural environments. In the Materials Handling Equipment Segment, in particular, we aim for the effective utilization of human resources by placing the right people in the right jobs regardless of their nationalities.


Employees strive to perfect their skills at the Technical Training Center

Earning Greater Trust of Stakeholders

Deeply committed to strengthening our bonds of trust with shareholders and other stakeholders, Toyota Industries is proactively bolstering its corporate governance to firmly establish a structure that facilitates efficient and highly transparent management. As part of these efforts, to respond quickly and flexibly to changes in the management environment and accelerate future-oriented reforms, we recently adopted our unique Managing Officer System. In addition to a streamlined Board of Directors for quicker decision-making, managing officers assume greater responsibility for business operations, thereby contributing to the realization of a more efficient management structure that enables the further enhancement of operational-based management. At the same time, we are also implementing thorough compliance measures. Moreover, as a good corporate citizen, we will work to earn the further trust of society by earnestly undertaking environmental and social contribution activities.

Sustained Innovation and Creativity

As I mentioned at the outset of my message, in November 2006 Toyota Industries will commemorate its 80th anniversary. Toyota Industries' founder, Sakichi Toyoda, aspired to be an inventor who would contribute to society, and subsequently established Toyota Industries to commercialize automatic looms, which he invented after numerous trials and errors. His founding spirit—sustained innovation and creativity, a venture spirit as well as a belief in contributing to society—hasn't lost its luster even after 80 years. Toyota Industries continues to carry on this spirit to write a new history through sustained innovation and creativity.

In closing, I ask our shareholders for your continued understanding and support.

August 2006

Tetsuro Toyoda
President

At a Glance

Toyota Industries is active in a diverse range of business domains. These extend from the Textile Machinery Segment, a business we have carried out since our founding, to such core businesses as the Automobile Segment and the Materials Handling Equipment Segment. Our extensive portfolio of businesses also includes the Logistics Segment, which we expect will grow steadily in the future, in addition to the Others Segment, which includes promising businesses that are still relatively small in scale. Given these characteristics of our operations, Toyota Industries is essentially a diversified company encompassing a wide variety of businesses, each with clearly defined core businesses. By strategically and organically combining key technologies and production know-how cultivated in our numerous businesses with our extensive customer bases, we aim to create new value added that allows our overall corporate value to exceed the simple sum of individual businesses.

Note: Segment net sales figures do not include intersegment transactions. However, segment operating income (loss) figures do include operating income (loss) arising from intersegment transactions.

Percentage of Net Sales



49.6%
39.5%
4.3%
3.3%
3.3%

■ Automobile Segment
■ Materials Handling Equipment Segment
■ Logistics Segment
■ Textile Machinery Segment
■ Others Segment

Automobile Segment

Business Overview

The Automobile Segment is Toyota Industries' largest business segment and accounts for 49.6% of consolidated net sales. Within this segment, the Vehicle Business manufactures the Vitz (Yaris outside Japan) and RAV4 (for Europe and North America), while the Engine Business produces diesel and gasoline engines. The Car Air-Conditioning Compressor Business develops and produces swash-plate fixed-displacement compressors, one-way swash-plate continuous variable-displacement compressors and scroll-type compressors. Power electronics devices for automobiles are also included in this segment. In fiscal 2006, net sales of the Automobile Segment were ¥746.8 billion and operating income amounted to ¥20.1 billion.



Net Sales
(¥ Billion)
800
600
400
200
0
FY
603.9
616.2
746.8
04
05
06
Operating Income
(¥ Billion)
80
60
40
20
0
FY
27.5
22.8
20.1
04
05
06

Main Products

- Passenger vehicles
- Diesel engines
- Gasoline engines
- Car air-conditioning compressors
- Electronic components for automobiles
- Foundry parts for engines
- Automotive stamping dies, etc.



Vitz (Yaris outside Japan)

2AD Diesel engine

7SEU17 Compressor

DC-DC converter

Materials Handling Equipment Segment

Business Overview

The Materials Handling Equipment Segment's mainstay products are counterbalanced lift trucks, warehouse trucks, aerial work platforms, automated storage and retrieval systems, and automatic guided vehicle systems. This segment is mainly composed of the Toyota Material Handling Group, which is a leading manufacturer of lift trucks, and Aichi Corporation, which holds the top share of the domestic market for aerial work platforms. In fiscal 2006, net sales of the Materials Handling Equipment Segment amounted to ¥595.2 billion. Operating income totaled ¥38.8 billion.

Net Sales

(¥ Billion)

FY	04	05	06
Net Sales	443.4	504.0	595.2



Operating Income
(¥ Billion)
80
60
40
20
0
FY
19.3
26.1
38.8
04
05
06

Main Products

- Counterbalanced lift trucks
- Warehouse trucks
- Aerial work platforms
- Automated storage and retrieval systems
- Automatic guided vehicles, etc.



GENEO (8FG25) Internal combustion counterbalanced lift truck

Reflex Reach truck

TZ-10A type "RR" Truck mount aerial work platform

Logistics Segment

Business Overview

In fiscal 2006, the Logistics Segment was established as a new segment, integrating into a single segment the distribution-related businesses (Logistics Solutions Business and Transportation Business) previously included in the Others Segment. Toyota Industries expects that these businesses will grow to become one of its core businesses in the future. In particular, the Logistics Solutions Business offers a unique business model that optimizes the overall flow of goods, money and information to comprehensively address customers' logistics needs. In fiscal 2006, net sales of the Logistics Segment amounted to ¥65.1 billion. Operating income was ¥1.6 billion.

Net Sales


(¥ Billion)
80
60
40
20
0
FY
65.1
06

Operating Income

(¥ Billion)
8
6
4
2
0
FY
1.6
06

Main Services

- Transportation services
- Logistics planning
- Operation of distribution centers
- Total cash management outsourcing, etc.



Logistics solutions

Textile Machinery Segment

Business Overview

The Textile Machinery Segment produces and sells spinning and weaving machinery. Spinning machinery includes the manufacture and sales of ring spinning frames, roving frames and combing machines, while weaving machinery involves the manufacture and sales of air-jet looms and water-jet looms along with such preparatory machinery for weaving as sizing machines and automatic drawing-in machines. In fiscal 2006, net sales of the Textile Machinery Segment were ¥49.8 billion. The segment posted an operating loss of ¥70 million.

Net Sales


(¥ Billion)
80
60
40
20
0
FY
46.0
43.9
49.8
04
05
06

Operating Income


(¥ Billion)
6
4
2
0
(2)
FY
0.1
(0.8)
(0.1)
04
05
06

Main Products

- Ring spinning frames
- Roving frames
- Drawing frames
- Air-jet looms
- Water-jet looms
- Sizing machines, etc.




RX240NEW
Ring spinning frame

JAT710
Air-jet loom

Others Segment

Business Overview

The Others Segment consists mainly of newer businesses that Toyota Industries has entered relatively recently and that are thus still small in scale. At the core of this segment is TIBC Corporation, a joint venture with Ibiden Co., Ltd. that produces semiconductor package substrates. Although it is an equity-method affiliate, we regard ST Liquid Crystal Display Corp. (STLCD)*, a joint venture with Sony Corporation that produces low-temperature polysilicon TFT-LCDs, as part of this segment. In fiscal 2006, net sales of the Others Segment amounted to ¥49.0 billion and operating income was ¥3.7 billion.

* As STLCD is an affiliate and not a consolidated subsidiary, its sales and operating income (loss) are not included in the consolidated figures, but are accounted for by the equity method.

Net Sales


(¥ Billion)
80
60
40
20
0
FY
71.1
77.4
49.0
04
05
06

Operating Income


(¥ Billion)
8
6
4
2
0
FY
5.8
5.2
3.7
04
05
06

Main Products

- Wire bonding package substrates
- Flip chip package substrates
- Flexible printed circuit (FPC) substrates
- Low-temperature polysilicon TFT-LCDs, etc.



Wire bonding package substrate



FPC substrate



Low-temperature polysilicon TFT-LCDs

Exploiting Synergies and Brand Power for Top Market Share

Determined to further strengthen its global competitiveness, the Materials Handling Equipment Segment has commenced a host of activities under Toyota Material Handling Group, a new organization that integrates TOYOTA Material Handling Company, the world leader in counterbalanced lift trucks, and the BT Industries Group, the world's top company in warehouse trucks. Although not included in TMHG, this segment also includes Aichi Corporation, one of Toyota Industries' subsidiaries that commands the dominant share of Japan's market for aerial work platforms. By providing optimum solutions to meet diverse customer needs, the Materials Handling Equipment Segment maintains a solid position as a leading manufacturer of materials handling equipment.


TOYOTA
BT

Toyota Material Handling Group—Maximizing Synergies

Within the Materials Handling Equipment Segment, Toyota Material Handling Company (TMHC) and the BT Industries Group have made strenuous efforts to realize synergies by mutually supplying each other's brand products, sharing sales and production know-how, exchanging personnel and jointly procuring components. Backed by the success of these efforts, in April 2006 we integrated both entities under the framework of Toyota Material Handling Group (TMHG), a new organization that we expect will allow us to maximize synergies as we strive to achieve our target of becoming "undisputed No. 1" in the global lift truck market.

In carrying out its operations, TMHG has divided its global markets into four regions—Europe, North America, Japan and International—and established a Board as the decision-making body within each of these four regional organizations. A Management Committee, composed of TMHG top management and representatives of each regional organization, formulates strategies and manages TMHG as a whole.

TMHG has also set up Sub-Committees, comprising functional sections of each regional organization, to handle such principal functions as quality, R&D, product planning, information system/information technology, plant operation, human resources and finance. Cross-sectional linkages permeating the entire organization facilitate the sharing of best practices and know-how cultivated regionally as well as by TMHC and the BT Industries Group. Measures to be stressed include the ongoing transfer and sharing of the Toyota Production System—the source of our competitive edge—joint procurement of components, joint transport of components and products, standardization of platforms and joint development of key components. By undertaking business closely focused on the needs of customers in its own geographic region, TMHG aims to further accelerate global development and capture a one-third share of the global lift truck market as early as possible in the 2010s.


United We Grow
TOYOTA INDUSTRIES World Convention 2005

The formation of Toyota Material Handling Group was announced at the Toyota Industries World Convention 2005 to maximize the synergies of TOYOTA, BT and Raymond brands.

Organizational Chart of Toyota Material Handling Group


TMHG President Tatsuo Matsuura
Management Committee Global Strategy, Optimum Resource Allocation, Global Management Control
TMHE
Toyota Material Handling Europe
TMHNA
Toyota Material Handling North America
TMHI
Toyota Material Handling International
TMHJ
Toyota Material Handling Japan
Sub-Committees Quality, R&D, Product Planning, Information System/Information Technology, Plant Operation, Human Resources and Finance

Brand Portfolio

Subsequent to establishing TMHG, we will continue to firmly maintain the TOYOTA, BT and Raymond brands, with TMHG carrying out activities globally utilizing the strong power of each of these brands. The BT and Raymond brands boast strong recognition in Europe and the United States, respectively, while the TOYOTA brand is solidly positioned in Japan and the United States. TMHG seeks to fully execute its business utilizing these brand assets. Although not a part of the TMHG organization, Aichi Corporation (Aichi) also possesses its own strong brand and is promoting its business globally.

TOYOTA Brand

TOYOTA-brand lift trucks and other industrial vehicles are sold in Japan under the brand name of TOYOTA L&F (Logistics and Forklifts). Outside Japan, the TOYOTA INDUSTRIAL EQUIPMENT brand/emblem is used.


TOYOTA
L&F


TOYOTA
INDUSTRIAL EQUIPMENT

BT Brand

BT-brand warehouse trucks enjoy strong recognition in Europe and other regions.


BT

Raymond Brand

The Raymond brand is well recognized in North America.


RAYMOND
Above. And beyond

Aichi Brand

Aichi, a leading manufacturer of aerial work platforms in Japan, uses the AICHI brand throughout the world. Visit *www.aichi-corp.jp* for further information.


AICHI
CORPORATION

Other Brands

The CESAB and Lift-Rite brand names are also used in designated markets.


CESAB

LIFT-RITE

Business Activities in Fiscal 2006

Japanese Market

Amid a strong recovery in the Japanese economy, total demand in the domestic market for lift trucks in calendar year 2005 increased 9% from 2004 to 82.0 thousand units.

Responding to brisk demand, aggressive sales activities implemented within Toyota Industries' Materials Handling Equipment Business included promoting proposal-based marketing and fortifying response to large-scale and wide-ranging customers. Mirroring the rising environmental awareness of companies, we achieved a particularly large increase in sales of electric counterbalanced lift trucks. As a result, the Materials Handling Equipment Business recorded an 11% increase in sales to 35.6 thousand units.

For calendar year 2005, Toyota Material Handling Japan (TMHJ) garnered a record-high market share of 43.4% for sales of lift trucks in Japan, marking the seventh year running that its market share has topped 40% and the 40th consecutive year that it has maintained the top-ranked position in the Japanese lift truck industry.

Toyota's Growing Share in the Japanese Lift Truck Market


(%)
50
40
30
20
10
0
40.6
41.2
42.6
42.6
43.4
CY
01
02
03
04
05

Aichi recorded a sharp rise in sales from the previous fiscal year, supported by solid replacement demand from such principal customers as the electric power and telecommunications industries.

North American Market

The North American market for lift trucks showed continued strong growth in 2005. Toyota Material Handling North America (TMHNA) took advantage of the sustained growth, with the TOYOTA brand recording its highest sales volume to date, and solidified its position as the top-selling lift truck brand in North America for the fourth consecutive year, improving its position relative to other industry players. Sales of Raymond-brand electric lift trucks were also at record levels, exhibiting particularly strong sales growth in the warehousing and distribution segment to maintain Raymond's top-selling position in this critical segment of the materials handling market. The combination of these industry-leading brands firmly establishes TMHNA as the number-one supplier of materials handling equipment in North America.

Calendar year 2005 was not only a record sales year for TMHNA but also one of significant milestones. The Raymond brand introduced two new models featuring its exclusive ACR System™: the AC-powered 5000 Series orderpickers and 8000 Series pallet trucks. In addition, the TOYOTA brand was recently honored by Reed Research Group as the leading supplier of lift trucks in terms of quality and value in the United States for the second consecutive year. Additionally, the 5,000-pound capacity TOYOTA internal combustion, cushion tire lift truck was named the most fuel efficient and productive lift truck by USAC Properties, Inc., a subsidiary of the United States Auto Club.

Year-to-date 2006 has already provided some significant milestones. Toyota built and celebrated the production of its 250,000th lift truck at the Toyota Industrial Equipment Mfg., Inc. (TIEM) facility in Columbus, Indiana. TIEM, home to the state-of-the-art National Customer Center (NCC), builds 99% of the TOYOTA-brand lift trucks sold in North America. During its first year of operation, the NCC welcomed more than 340 guests representing nearly 100 companies.



Sonny Toyoda, president of TIEM; Al Rawson, president of Atlas Toyota Material Handling and chairman of Toyota's National Dealer Advisory Council; Shankar Basu, president and CEO of Toyota Material Handling USA, Inc.; and Tatsuo Matsuura, president of Toyota Material Handling Group, celebrate the production of the 250,000th lift truck, a four-wheel internal combustion cushion tire model.

TOYOTA-brand lift trucks are sold and supported by a network of 69 dealers through 187 locations. Raymond-brand trucks are sold and supported by an international network of Raymond dealers who provide comprehensive materials handling solutions. In North America, 39 dealers serve the United States, Canada and Mexico, selling and servicing Raymond trucks through 108 locations.

European Market

The European market for industrial trucks continued to grow significantly during the year in continuation of a decades-long period of solid growth. At the same time, there has recently been a marked increase in cyclical demand as well. As a whole, market growth was strongest in Eastern Europe.

The total European market at the end of calendar year 2005 reached 298,000 units. Market share in Europe for Toyota Material Handling Europe (TMHE) was close to 20%, clearly demonstrating TMHE's prominence as one of the three major suppliers in the European market.

The competitive climate continues to be intense. Further, a prolonged rise in raw materials costs combined with a recurrent unwillingness of large customers to absorb price increases present a significant challenge in a market with very strong European-based competitors.

During the year, close integration between the Toyota and BT organizations within TMHG became even stronger, underpinned by the two-brand strategy. As one sign of this deeper integration, a joint development project was carried out, resulting in the launch of a new range of 24-volt electric counterbalanced lift trucks towards the end of 2005. The market reception of this new product has been extremely positive.


Cargo Blitz TRAIGO

24-volt three-wheel counterbalanced lift trucks jointly developed by Toyota, BT and CESAB

Other International Markets

Africa, Asia, Oceania, the Middle East and South America, which comprise substantial and varied business areas, encompass emerging markets with rapid growth prospects, such as the BRICs (Brazil, Russia, India and China) countries. This range of diversity clearly means that the challenges and economic performance factors are different in character.

In general, all markets have demonstrated growth, with economic development inevitably spurring higher levels of business activity. In such an environment, potential sales of counterbalanced lift trucks and warehouse trucks are strong.

The key approach in international markets has centered on maximizing our business opportunities by offering a full range of products to meet our customers' total materials handling needs. We must also ensure our impressive product portfolio is available to all customers in all markets through our different distribution channels.

The total market for lift trucks in 2005 expanded 17%, along with 15% and 25% growth for counterbalanced lift trucks and warehouse trucks, respectively. Overall market shares for Toyota Material Handling International (TMHI) showed favorable growth over the same period. Encouragingly, both growth in total market size and market share for TMHI was achieved in all of these other international areas.

Topic

Record-High Unit Sales of TOYOTA-Brand Lift Trucks

During calendar year 2005, total worldwide unit sales of TOYOTA-brand lift trucks amounted to a record-high 116.4 thousand units. TOYOTA is the only brand in the industry to achieve annual sales exceeding 100,000 units as a single brand.

Currently manufactured at production bases in Japan, the United States, France and China, TOYOTA-brand lift trucks are sold and serviced at 320 global sales and service bases all over the world.

Please visit *www.global-toyotaforklifts.com* for more information on the global sales network and TOYOTA-brand products.

Unit Sales of TOYOTA-Brand Lift Trucks


(Thousand units)
(Target)
117.8
116.4
120
100
80
60
40
20
0
CY
01
02
03
04
05
06

Looking Ahead

Japanese Market

The year 2006 marks the 50th anniversary since the commencement of sales of TOYOTA-brand lift trucks in Japan. During this commemorative year, TMHJ expects continued solid growth in the domestic lift truck market.

In the future, TMHJ will strive to expand sales and market share by offering products and services that we hope will deliver even greater customer satisfaction. In line with these efforts, TMHJ plans to carry out proposal-based marketing that offers solutions that accurately address customer needs as well as promote fleet management contracts to major customers spanning a wide range of geographic regions. In September 2006, the series of 1- to 3.5-ton internal combustion counterbalanced lift trucks with higher standards for both safety and environmental features will be reintroduced in Japan after a full model change. TMHJ believes this will serve as the tailwind to further penetrate the market. Also, TMHJ will actively market and sell a wide lineup of materials handling systems that include racks, automatic guided vehicle systems and automated storage and retrieval systems.

North American Market

In 2006, TMHNA anticipates the North American market for materials handling equipment will reflect the overall economic outlook, with a slowing pace of growth. Both the TOYOTA and Raymond brands are well situated to take advantage of these market conditions to expand their industry leadership positions. We hope to strengthen the TOYOTA brand's position as the number-one selling brand in North America with the introduction of the much-anticipated 8-Series line, with internal combustion, pneumatic and cushion tire models that range from 3,000 to 6,500 pounds. The 8-Series has been designed to build on Toyota's strengths with increased visibility, improved ergonomics, enhanced productivity and superior durability, all while maintaining its position as the industry's safety leader. In January 2007, Toyota will exhibit at ProMat, the largest materials handling show in North America, where consumers will get their first look at the 8-Series. We hope to solidify the Raymond brand's leadership role in the warehouse and distribution market with products featuring improved performance and reliability at reduced cost of ownership, expanding the range of products with the advantages of AC power. Both of TMHNA's brands will seek to expand fleet services and fleet management offerings in response to demand by large customers who want to optimize their lift truck fleets and control costs.

The year 2006 will mark a number of significant events for TMHNA. Toyota will commemorate its 40th anniversary of establishing operations in North America and Raymond celebrates its 85th anniversary. Additionally, in early 2007 the Raymond brand expects to ship its 300,000th lift truck.


8FGU25

TMHNA will continue to accelerate the implementation of the Toyota Production System (TPS) at its manufacturing facilities in Columbus, Indiana; Greene, New York; Muscatine, Iowa; and Brantford, Ontario, Canada. As a result, we will further improve our already strong reputation for product quality and reliability. In conjunction with TPS, TMHNA operates under a global charter that promotes environmental responsibility throughout the entire company. Of significant importance is the exclusive emissions system employed by the 8-Series that not only surpasses 2007 Federal EPA emissions standards, but also meets California's stringent 2010 emission standards—three years early.

European Market

For 2006, the general growth trend in the European market is expected to continue, albeit at a somewhat lower rate than the last couple of years. Most regional areas are expected to show growth, especially in Eastern Europe. On the other hand, an overall increase in GDP levels in Western Europe is expected to fuel higher market demand in the materials handling industry in these markets as well.

In line with continued integration of its European organizations, TMHE expects to reap additional synergies in different areas, further increasing its competitiveness to the benefit of its customers.

Other International Markets

In 2006, TMHI anticipates continued growth in other key international markets, with strong growth expected in designated markets, along with business expansion in the automotive sector and other industries in each region.

In line with ongoing growth in important markets such as China and Australia, TMHI plans to further strengthen its levels of activity and local operations. TMHI aims to ensure that its reputation for quality products is complemented by strong support capabilities, including maintaining an emphasis on providing sophisticated systems solution sales for the more complex warehousing installations planned by many of its internationally active customers in third party logistics and warehousing sectors.

It is also clear that key markets in the Middle East, Asia and South America require ever-higher levels of sales and service support, and the focus will remain directed toward satisfying these needs. Backed by the current Toyota/BT sales network, TMHI approaches the market with a determination to forge deeper relationships and develop stronger ties with its dealers and customers.

Topics

Toyota Industries World Convention 2005

In April 2005, the Toyota Industries World Convention was held in Japan to share the vision for further growth of the Materials' Handling Equipment Business among the TOYOTA/BT-related distributors and dealers around the world. At the convention, everyone present pledged their unity to solidify Toyota Industries' global top position in the materials handling equipment industry under the slogan "United We Grow." The integration of TMHC and the BT Industries Group under the framework of TMHG as a means of further creating synergies was also announced.

Development of Fuel-Cell Lift Trucks

Toyota Industries developed the fuel-cell hybrid system for lift trucks in-house, a first among lift truck manufacturers. The TOYOTA FCHV-F lift truck, which incorporates the fuel-cell hybrid system jointly developed with Toyota Motor Corporation (TMC), was exhibited at CeMAT 2005, an international trade fair for intralogistics held in Hannover, Germany, in October 2005. Although a few technical issues must still be addressed prior to commercialization and widespread use, the fuel-cell lift truck has great market potential due to its superior features.


FCHV-F fuel-cell lift truck

Full Model Change of Compact Electric Tow Tractors

The new Tugnova* (CBT/CBTY) series of electric tow tractors (2- to 4-ton towing capacity) was introduced into the Japanese and overseas markets in March 2006 after a full model change. This was the first time for Toyota Industries to incorporate an AC drive system in its compact tow tractors, achieving superior operability and lower maintenance costs and ensuring a high standard of safety.


TOYOTA
Tugnova (CBT)

* A coined word that combines the English word "tug" and the Latin word "nova," which means "new," as well as the English word "innovation," meaning a new kind of tow tractors

BT Industries Celebrates its 60th Anniversary

A key part of TMHG's operations, BT Industries AB was established in Sweden in 1946, when it began selling construction and transportation equipment, and has since expanded its operations worldwide. In addition to acquiring The Raymond Corporation of the United States in 1997 and CESAB Carrelli Elevatori S.p.A of Italy in 1999, BT Industries subsequently established a production and sales structure in the United States, while expanding its product lineup in Europe. In 2000, BT Industries became one of Toyota Industries' subsidiaries and is now carrying out its business by pursuing synergies with the TOYOTA brand under the framework of TMHG.

50th Anniversary of Lift Truck Sales in Japan and 20th Anniversary of Domestic Sales of Materials Handling Systems

In 2006, Toyota Industries marked the 50th anniversary of selling TOYOTA-brand lift trucks in Japan and its 20th anniversary since commencing sales of materials handling systems such as automatic guided vehicle systems. A ceremony was held in April 2006 to celebrate these anniversaries with domestic distributors and related persons.

Joint Development of Electric Counterbalanced Lift Trucks for the European Market

TMHC and the BT Industries Group jointly developed a three-wheel electric counterbalanced lift truck for the European market and started shipment of the product in January 2006. Cesab, which is part of the BT Industries Group, took the initiative in the development and produces the product in Italy. The lift truck is marketed as the TRAIGO under the TOYOTA brand, the Cargo under the BT brand and the Blitz under the CESAB brand.

Full Model Change of 1- to 3.5-Ton Internal Combustion Lift Trucks

In September 2006, Toyota Industries will commence sales of 1- to 3.5-ton internal combustion lift trucks in Japan following a full model change (sold as the GENEO in Japan and the 8-Series overseas). The 1- to 3.5-ton class internal combustion lift trucks dominate approximately 50% of the Japanese lift truck market and are used by a wide variety of customers primarily in the transport and warehouse industries. Toyota Industries embarked on the development of new lift trucks to attain an even higher level of performance and functionality in the areas of safety, environmental features and ease of operation. This product series will be introduced gradually to the U.S. and European markets.


New GENEO (8-Series) internal combustion counterbalanced lift truck

TOYOTA L&F

Products for the Japanese Market — Industrial Vehicles



GENEO (8FG25)
Internal combustion counterbalanced lift truck



GENEO-B (7FB15)
Electric counterbalanced lift truck



GENEO-E (7FBE15)
Three-wheel electric counterbalanced lift truck



GENEO-R (7FBR15)
Electric reach truck



2TE18
Electric tow tractor

Products for the Japanese Market — Materials Handling Systems



Partner Rack
Rail-less mobile rack



Rack Sorter B
Automated storage and retrieval system (Plastic container type)



Rack Sorter P
Automated storage and retrieval system (Pallet type)



Road Sorter H (ACBH10)
Automatic guided vehicle system



2AFBR15
Automatic guided lift truck



APLB8
Automatic guided pallet truck


AICHI
CORPORATION

Please visit *www.aichi-corp.jp* for more information.

Truck Mount Aerial Work Platforms



SH15B   SE08B   TZ-10A type "RR"   SC40A

Self-Propelled Aerial Work Platforms



SR-18AJ   RX07B

Note: Although Aichi Corporation is not integrated into the Toyota Material Handling Group, it comprises an important part of the Materials Handling Equipment Segment.

Products for the North American Market


TOYOTA
INDUSTRIAL EQUIPMENT

Please visit *www.toyotaforklift.com* for more information.


7FGU70
Internal combustion pneumatic tire counterbalanced lift truck


8FGCU25
Internal combustion cushion tire counterbalanced lift truck


7FGCU55-BCS
Internal combustion cushion tire counterbalanced lift truck—boxcar special model


7BPUE15
Electric order picker


8FGU25
Internal combustion pneumatic tire counterbalanced lift truck


7FBEU20
Three-wheel electric counterbalanced lift truck


7FBCU25
Electric cushion tire counterbalanced lift truck

RAYMOND
Above. And beyond.™

Please visit *www.raymondcorp.com* for more information.


Raymond Model 7400 *Reach-Fork* Truck
Reach truck


Raymond EASi Pacer Stand-Up Counterbalanced Truck
Electric counterbalanced truck


Raymond Model 8400 Pallet Truck
Electric pallet truck


Raymond Model 5600 Orderpicker
Order picking truck


Raymond *Swing-Reach* Truck
Very narrow aisle truck

Products for the European Market



Please visit *www.toyota-tiee.com* for more information.



7FG/DF30
Internal combustion counterbalanced lift truck with deluxe cabin



7FBMF25
Electric counterbalanced lift truck (80V)



7FBEF15
Three-wheel electric counterbalanced lift truck (48V)



TRAIGO
Three-wheel electric counterbalanced lift truck (24V)



7FBRE14
Electric reach truck



7SLL
Powered stacker



Please visit *www.bt-industries.com* for more information.



Cargo E*
Three-wheel electric counterbalanced truck



Cargo D
Diesel-engined counterbalanced truck



Vector*
Very narrow aisle truck with shuttle forks



Reflex
Reach truck



Ixion*
Support arm stacker truck



Opus
Low-level order picking truck



Minimover*
Electric stacker truck



Pro Lifter
Hand pallet truck

* Launched during the years 2005-2006

Applying Unrivalled Technologies to Create Revolutionary Products

The Car Air-Conditioning Compressor Business is a core business of the Automobile Segment in addition to being an important strategic business of Toyota Industries. Drawing on a wealth of cutting-edge technologies, we efficiently develop and manufacture high-quality products that are closely tailored to customer needs. By doing so, Toyota Industries is contributing to enhancements in comfort and technological advances of vehicles manufactured not only by Toyota Motor Corporation but the world's other top-name automakers as well.





Breakthrough Innovations and Cutting-Edge Compressors for Hybrid Vehicles

Toyota Industries' car air-conditioning compressors are noted for unsurpassed quality and reliability, attributes that have won extensive acclaim from Toyota Motor Corporation (TMC) and other leading automakers. As testimony to our unsurpassed technological development capabilities, our Car Air-Conditioning Compressor Business has solidly established its competitive superiority in the industry.

This business has a proven track record in consistently developing new epoch-making products that continually foresee evolving market needs, and in turn, stimulate further technological innovation of automakers. As prime examples, in the 1960s we developed Japan's first swash-plate compressor, while in the 1980s we developed a compact, lightweight 10-cylinder swash-plate fixed-displacement compressor noted for its outstanding reliability at high operating speeds. We followed this accomplishment in the 1990s by responding to growing concerns about the environment with the development of an internally controlled one-way swash-plate variable-displacement compressor that reduces the load on the engine to raise fuel efficiency. Building on this momentum, in the late 1990s Toyota Industries unveiled an externally controlled continuous variable-displacement clutchless compressor that enhances acceleration and reduces energy consumption by sensing changes in the external environment, such as engine acceleration. Demonstrating a dedicated commitment to combating such environmental problems as destruction of the earth's ozone layer and global warming, in 2002 Toyota Industries and DENSO Corporation (DENSO) developed an electrically driven compressor for fuel-cell hybrid vehicles that uses CO_2 as a substitute refrigerant for hydrofluorocarbons. Also in collaboration with DENSO, in 2003 we developed a two-way compressor with a built-in motor for hybrid vehicles and an electrically driven compressor for hybrid vehicles. The two-way compressor is driven alternately by the engine during driving and by a built-in motor during engine stop, while the electrically driven compressor realizes an optimal balance between fuel efficiency and comfort since the car air conditioner can remain turned on even during engine stop. Each of these pioneering compressors was developed and commercialized ahead of our competitors, offering further evidence of our technological and competitive superiority.

At the Forefront of the Market with Superb Technological Capabilities

In fiscal 2006, Toyota Industries' total global production and sales of car air-conditioning compressors amounted to 19.1 million units, giving us the top share of the global market. In the Japanese market, we sold approximately 5.5 million compressors to TMC and other principal domestic automakers, which made us the market leader.

Automobile Trends and Toyota Industries' Product Development



1980s
1990s
2000s
Automobile trends
Provide higher engine performance and comfortable interior
Reduce ozone layer destruction
Slow down global warming
Improve gas mileage
Hybrid cars, fuel-cell hybrid vehicles
Toyota Industries' product development
Fixed-displacement type
Use of HFC-134a refrigerant
1981
Compact, lightweight
10-cylinder swash-plate compressor*
2003
Rotary valve-type compressor
Rotary valve-type variable-displacement compressor*
Variable-displacement type
Externally controlled, variable displacement, clutchless type
1995
Power efficient, superb drivability
7-cylinder one-way swash-plate compressor*
1997
Ultra-lightweight, ultra-power efficient, superb drivability
6-cylinder one-way swash-plate compressor*
2002
CO2 compressor
CFC-free
CO2 compressor for fuel-cell hybrid vehicles*
2003
Electrically driven compressor
Compact, lightweight, highly efficient
Electrically driven compressor for hybrid vehicles*
2003
Two-way compressor
Two-way compressor for hybrid vehicles*
* World's first commercial products

Car Air-Conditioning Compressor Manufacturing Bases


TDDK
Munich
DNTS
YSD
Toyota Industries Corporation
DWHI
TACK
SUBROS
DNIA
ACTIS
MACI
Detroit
TACG
DNBR
Consolidated subsidiaries
Licensed manufacturers
Local offices

Toyota Industries produces compressors through a global tripolar structure encompassing Europe, the United States and Asia, including Japan, established through direct investments. We also license production in Asia (excluding Japan) and South America. By carrying out production near our markets, we are better able to supply products precisely tailored to local market needs while reducing shipment costs and exchange rate risks.

In the United States, during fiscal 2006 Toyota Industries sold 7.6 million car air-conditioning compressors, primarily comprising fixed-displacement compressors (including exports and local production), to major U.S. automakers and Japanese auto manufacturers in North America. In Europe, we sold approximately 5.6 million compressors, mainly variable-displacement compressors (including exports and local production), during fiscal 2006.

Operating an Optimal Global Production Structure

With bases in Japan, North America, Europe and Asia, Toyota Industries has established an optimal global production structure for its Car Air-Conditioning Compressor Business.

In Japan, our largest production base, we have built an efficient three-plant integrated production structure that encompasses all phases of operations from production of materials to processing and assembly.

In the United States, Michigan Automotive Compressor, Inc. (MACI)* produces swash-plate fixed-displacement compressors. In July 2004, Toyota Industries and DENSO jointly established TD Automotive Compressor Georgia, LLC (TACG)**, a second North American compressor production base situated near Atlanta in the U.S. state of Georgia that began operations in December 2005. Although fixed-displacement compressors have been the main type of compressor used in North America, we expect that rising global environmental awareness will spur increased demand for

Consolidated Compressor Sales


(Million units)
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0
FY 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05
17.9
18.2
19.1
World's first mass-produced electrically driven compressor for hybrid vehicles
World's first two-way compressor for hybrid vehicles
World's first variable-displacement clutchless compressor
World's first one-way swash-plate variable-displacement compressor
World's first 10-cylinder swash-plate fixed-displacement compressor
Others
Variable-displacement compressor
Fixed-displacement compressor

variable-displacement compressors, which offer excellent energy efficiency. To respond to this increase in demand, TACG was established as a new plant specializing in variable-displacement compressors in the southern United States, where automakers have been actively setting up operations. TACG plans to produce 2 million compressors annually by 2010.



TD Automotive Compressor Georgia, LLC

In Europe, TD Deutsche Klimakompressor GmbH (TDDK)* produces swash-plate variable-displacement compressors.

* MACI and TDDK are joint ventures with DENSO. As of March 31, 2006, Toyota Industries held 60% and 65%, respectively, of the shares of these companies.
** TACG is capitalized at US$78 million as of March 31, 2006. Toyota Industries North America, Inc. (a holding company controlling Toyota Industries' North American operations) invested 65% of this capital and DENSO International America, Inc. (a company controlling DENSO's North American operations) invested 35%.



TD Automotive Compressor Kunshan Co., Ltd.

In China, where future demand is expected to grow, Toyota Industries established a joint venture, TD Automotive Compressor Kunshan Co., Ltd. (TACK), in May 2005. TACK began producing variable-displacement compressors on schedule in April 2006. Yantai Shougang DENSO Co., Ltd. (YSD, in which Toyota Industries holds a 15% stake), a joint venture established in 1994 with DENSO and Shougang Corporation, began producing variable-displacement compressors in April 2006 in addition to fixed-displacement compressors already being produced.

Looking Ahead

Regarding the future direction of our business, we plan to undertake activities geared mainly toward further penetration of overseas markets. In Europe, where the proportion of new cars fitted with car air conditioners has risen to nearly 80%, Toyota Industries will work to expand sales by cultivating new customers and further penetrating markets. These efforts will be directed mainly toward supplying products matched to the needs of the European market.

In the United States, we expect to work actively to secure new orders. Aggressive sales promotion activities will also be undertaken in cooperation with DENSO in the BRICs (Brazil, Russia, India and China) markets, where automobile sales continue to expand.

All of Toyota Industries' car air-conditioning compressors are supplied to DENSO, which in turn sells these to leading automakers worldwide. DENSO not only sells our compressors as a single unit but also incorporates them in DENSO's car air-conditioning systems.

Fixed-Displacement Type



10S17 compressor
(Swash-plate type)



SCS06 compressor
(Scroll type)



SV07 compressor
(Vane type)

Continuous Variable-Displacement Type



7SBU16 compressor
(Swash-plate type)



7SEU17 compressor
(Externally controlled, clutchless type)

For Hybrid Vehicles



ES18 electric compressor
(Hermetic scroll type)



ES27 electric compressor
(Hermetic scroll type)

Realizing Global Competitiveness via Operational Excellence

Toyota Industries contributes to Toyota Motor Corporation's car production through the assembly of automobiles and the manufacture of engines. In recent years, the Vehicle and Engine businesses have undertaken a host of initiatives for expanding their operations in response to TMC's global strategy. Highly aware that outstanding production capabilities are the wellspring of competitiveness for these businesses, we expect to make unrelenting efforts to achieve continuous improvements and further strengthen competitiveness.


RAV4

Vehicle Business

Advantages as a Compact and Midsize Automobile Manufacturer

Toyota Industries plays a vital role in Toyota Motor Corporation's (TMC) car production as one of the vehicle assembly arms within the Toyota Group. Our Vehicle Business primarily assembles compact and midsize automobiles under consignment from TMC. At present, we manufacture two models, the RAV4 for Europe and the United States and the Vitz (Yaris outside Japan). Our Vehicle Business has won high acclaim for its top-class quality and quick production launch within the Toyota Group. Moreover, the adoption of the Toyota Production System ensures the thorough elimination of all waste from production operations and that our plants are utilized with the utmost efficiency.

The Vehicle Business's automobile assembly operations date back to the Publica (van) and Corolla (van) in the late 1960s and early 1970s. Based on the success of these operations, the full-scale assembly business commenced with the Starlet at the Nagakusa Plant in 1978. We subsequently started manufacturing the Vitz (Yaris outside Japan), the successor vehicle of the Starlet, in 1999. The first-generation Vitz sparked an expansion in the compact car market in Japan and was later recognized as a global-standard compact car. Re-introduced in Japan in February 2005 after undergoing a full model change, the second-generation Vitz integrates the most advanced safety features and environmental technologies, offering the highest level of quality.

The RAV4 also underwent a full model change and was re-introduced in November 2005. The newest RAV4 is a truly global model, offering an even wider interior, high driving performance and world-class environmental and safety performance.

Highly Efficient Pre-Production Process

To launch production of the new Vitz and RAV4 in a short time period, we conducted a sweeping review of our entire pre-production process that included reducing the burden of the actual pre-production process as well as equalizing peak burdens. Along with these measures, we removed many barriers among relevant manufacturing, production technology and quality control departments. By eliminating such obstacles as communication gaps—an impediment to speed—and delayed decision-making, we successfully implemented concurrent engineering whereby everyone worked as part of a unified organization to handle multiple tasks simultaneously.

We also improved infrastructure at our assembly plant to better respond to TMC's global expansion and be ready to manufacture at a high, stable level.

While further raising production capabilities, which are the strength of our Vehicles Business, we expect to produce vehicles with superior quality and cost efficiency, thereby further contributing to TMC's car manufacturing operations.

Topic

AD Diesel Engine Fitted in the RAV4 for Europe

Highly fuel-efficient, diesel engine vehicles are widely popular as ecological vehicles, especially in Europe since they emit less CO_2.

Toyota Industries developed the ecological AD diesel engine jointly with TMC. The engine is produced at Toyota Industries' Hekinan Plant and fitted in the new RAV4 for Europe, which is assembled by the Vehicle Business.



AD diesel engine

Vehicles



Vitz
(Yaris outside Japan)



RAV4

Pre-Production Process Innovation


Drawing phase
Drawing completed
Actual production phase
Construction drawing
SE drawing
Final drawing
Trial production
Line-off
Mass production
Traditional pre-production process
Vehicle review
Equipment review
Process configuration
Redo
Creation of class standards
Improvement of production line
Pre-production process for RAV4
Confirmation step
Vehicle review
Moved up
Moved up
Equipment review
Redo
Process configuration
Consideration of items for improvement of production line
Creation of class standards
Trial production completed

The pre-production process for the new RAV4 began in parallel with that for the Vitz (Yaris outside Japan). To prepare for the production launch of the two models in a short period of time, Toyota Industries conducted a sweeping review of its pre-production process in order to reduce the burden of the actual pre-production process as well as to equalize peak burdens.

Engine Business

Our Strengths in Development and Production

Toyota Industries' Engine Business manufactures diesel and gasoline engines ranging in capacity from 1500 cc to 5200 cc. Manufactured under consignment from TMC, all our automobile engines are installed on designated TOYOTA cars. Our diesel engines developed in collaboration with TMC, in particular, offer high power and lighter weight in addition to lower noise and vibration. Moreover, Toyota Industries commands the world's largest market share of high-output, environmentally friendly industrial engines for lift trucks and other materials handling equipment in addition to engines such as gas engine-driven heat pumps. Other activities of the Engine Business include the manufacture of an assortment of foundry parts integrating sophisticated technologies.

Utilizing an automatic guided vehicle system, our Engine Business operates a flexible structure that responds quickly to production fluctuations and achieves operational excellence, which includes superior capabilities in making quick production launches.

The Engine Business is also at the forefront of developing new technologies that reduce environmental load. A noteworthy trend in recent years has been an increase in the proportion of diesel engine vehicles, especially in Europe, spurred by the realization that diesel engines are more effective in enhancing fuel efficiency and lowering CO_2 emissions. At the same time, TMC aims to raise its presence in the European market and thus plans to increase sales by bolstering its diesel vehicle lineup. In response, Toyota Industries aims to contribute to their European strategy through joint development of diesel engines with TMC and production of high-quality diesel engines.

Establishment of Global Production Structure

In March 2005, we started production of 2.2-liter direct-injection AD diesel engines at the Hekinan Plant in Japan and at Toyota Motor Industries Poland Sp.zo.o.* (TMIP), a joint venture in Europe with TMC. This engine is also fitted in the RAV4 and Lexus IS in addition to the Avensis and Corolla Verso that TMC assembles in the United Kingdom and Turkey, respectively.

The Hekinan Plant, together with the Kyowa and Higashichita plants, function as mother plants for overseas bases that manufacture engines and foundry parts. In carrying out this crucial role, these mother plants take the lead in adopting the latest production technologies developed in Japan and work to refine the production process and technologies before transferring the most advanced production know-how and expertise to overseas bases.

* Toyota Industries' stake is 40%. Toyota Industries is chiefly responsible for production operations at TMIP.

Contributing to TMC's IMV Project

In June 2005, the Higashichita Plant commenced production of the 2.5-liter and 3.0-liter direct-injection KD diesel engines for TMC's Innovative International Multi-Purpose Vehicle (IMV)

Project. This project involves the establishment of a globally optimal production and supply structure to develop new pickup trucks and multi-purpose vehicles to be marketed in more than 140 countries around the world. Utilizing Toyota Industries' strengths in production operations, we launched the production line for manufacturing and processing aluminum die cast components and assembly of engines within a short pre-production period.

Toyota Industries will continue contributing to the establishment of TMC's IMV supply structure that will mutually link numerous production bases on a global scale. As a prime example, in May 2004, Kirloskar Toyoda Textile Machinery Private Limited (KTTM), one of Toyota Industries' subsidiaries in India that manufactures and sells textile machinery, initiated production of aluminum die cast components for manual transmissions. KTTM supplies these components to Toyota Kirloskar Auto Parts Private Ltd. (TKAP, a joint venture in India with TMC and the Kirloskar Group, in which Toyota Industries has a 26% stake), which in turn supplies manual transmission systems to the IMV Project.

Toyota Industry (Kunshan) Co., Ltd. (TIK), our subsidiary in China, is manufacturing foundry parts mainly for automobile engines. Addressing a shortage in production capacity resulting from increased demand, we established our second manufacturing base in the country, Toyota Industry Automotive Parts (Kunshan) Co., Ltd. (TIAP), a joint venture in which Toyota Industries has a 60% stake, in cooperation with Taiwan-based Lioho Machine Works, Ltd. and Toyota Tsusho Corporation. TIAP commenced production in April 2005.

Worldwide Manufacturing Bases of Engine Business


Poland
India
China
Japan

TMIP
Manufacture of diesel engines for TMC's plants in the U.K. and Turkey

TKAP
Manufacture of transmissions for the IMV Project

KTTM
Manufacture of transmission parts for TKAP

TIK
Manufacture of foundry parts for Japan and manufacturing bases in Poland and India

TIAP
Manufacture of foundry parts for engines

Hekinan Plant
Manufacture of diesel and gasoline engines

Higashichita Plant
Manufacture of foundry parts
Manufacture and supply of diesel engines for IMV Project

Kyowa Plant
Manufacture of engine parts

Engines


2AD diesel engine
(Displacement: 2.2 liters, used in the Avensis, RAV4, Corolla Verso and Lexus IS)


2KD diesel engine
(Displacement: 2.5 liters, used in the Hilux Vigo)


1HD-FTE diesel engine
(Displacement: 4.2 liters, used in the Land Cruiser)


2AZ-FE gasoline engine
(Displacement: 2.4 liters, used in the Estima)


1FZ-FE gasoline engine
(Displacement: 4.5 liters, used in the Land Cruiser)

Aiming for Future Growth with Leading-Edge Electronics Components

The Electronics Business engages in the development, manufacture and sales of power electronics components for automobiles as well as manufactures and sells low-temperature polysilicon TFT-LCDs and semiconductor package substrates through joint ventures. Toyota Industries expects the Electronics Business to be a key driver of its future growth.



Car Electronics

Toyota Industries' Electronics Division develops and manufactures an assortment of automobile-related electronics components.

Our DC-DC converters, which are fitted in Toyota Motor Corporation's (TMC) Prius and Camry Hybrid, were developed by tapping an abundance of know-how and experience acquired through the development of control devices for electric counterbalanced lift trucks. A key device in hybrid cars, the converter down-converts the high-voltage DC current of the main battery to a lower voltage to recharge the auxiliary battery and supply power to the lights, wipers, horn and other in-car devices. The division also develops and manufactures compact, low-cost DC-DC converters for electric power steering (EPS) systems for hybrid cars, and these are currently installed in TMC's Harrier Hybrid (RX 400h) and Kluger Hybrid (Highlander Hybrid). As an integral part of our product lineup, we also develop and manufacture a diverse choice of DC-AC inverters for cars with hybrid and conventional engines that are capable of converting currents into the same voltage as household electricity, thereby allowing the operation of various household electronic appliances.

With growing worldwide interest in environmental protection, we foresee a steady rise in demand for hybrid cars. In gearing up to meet such demand, the Electronics Division will continue working to establish a solid position as a manufacturer of power electronics devices for hybrid cars.

Car Electronics Products for Hybrid Cars


DC-DC converter for EPS
fitted in the Harrier Hybrid (RX 400h) and Kluger Hybrid (Highlander Hybrid)
DC-DC converter
fitted in the Prius
DC-AC inverter
fitted in the Estima Hybrid
New products
DC-DC converters for EPS
DC-DC converters
DC-AC inverters
FY 2002
2005
2011

Car Electronics



DC-DC converter for the Prius



DC-DC converter for electric power steering for the Harrier Hybrid (RX 400h) and Kluger Hybrid (Highlander Hybrid)



DC-AC inverter for the Alphard Hybrid and Estima Hybrid (1.5 kW)



DC-AC inverter for the Tacoma (400 W)

Low-Temperature Polysilicon TFT-LCD Panels

ST Liquid Crystal Display Corp. (STLCD) was established as a joint venture with Sony Corporation (Sony). Holding a 50% stake in this company, Toyota Industries accounts for STLCD as an affiliate by the equity method.

As a core operation within the Electronics Business, STLCD manufactures small and medium-sized low-temperature polysilicon (poly-Si) TFT-LCD panels primarily for such applications as video and digital still cameras and mobile phones. These TFT-LCD panels are noted for such basic features as high resolution and low energy consumption. In addition, Sony is actively promoting its system-on-glass technology that integrates the display device and its driver circuits onto a single glass substrate (panel), enabling highly reliable, lightweight and miniaturized display modules. Accordingly, these TFT-LCD panels integrate Sony's cutting-edge technological prowess.

By combining Sony's excellent LCD development capabilities with Toyota Industries' outstanding expertise in quality control and manufacturing technology, STLCD has built an optimal production system for manufacturing high-quality, high-performance LCD panels. Since inaugurating mass production in 1999, STLCD has earned a high level of trust from an extensive range of customers for its product quality, cost competitiveness and reliable, on-time delivery.

STLCD presently operates with a monthly production capacity of 40,000 panels (600 x 720 mm) and is establishing a structure capable of providing stable supplies of displays for mobile devices that quickly meet customer needs.

On a different front, Sony acquired the LCD panel manufacturing business of International Display Technology Co., Ltd. and subsequently established ST Mobile Display Corporation (STMD) in March 2005 to manufacture low-temperature poly-Si TFT-LCD panels for mobile devices in anticipation of expanded market demand. STMD commenced mass production in April 2006. Sony will position STMD alongside STLCD as a crucial manufacturing base for low-temperature poly-Si TFT-LCD panels for mobile devices. Toyota Industries made a 20% capital investment in STMD.



ST Liquid Crystal Display Corp.



ST Mobile Display Corporation

STLCD

Low-temperature polysilicon TFT-LCDs

Semiconductor Package Substrates

Toyota Industries entered the semiconductor package substrates business in 1998 when it established TIBC Corporation (TIBC), a joint venture with Ibiden Co., Ltd. (Ibiden). Semiconductor package substrates are indispensable components of PCs, digital still and video cameras, mobile phones, home video game consoles, IC cards and memory cards. Adopting technologies introduced from Ibiden, TIBC has steadily expanded its product lineup from its initial manufacturing of flexible printed circuit (FPC) substrates for IC cards to wire bonding (WB) package substrates and flip chip (FC) package substrates.

TIBC's semiconductor package substrates are sold through Ibiden to the world's premier semiconductor manufacturers and semiconductor-packaging companies for such applications as PCs and mobile phones. TIBC's FPC substrates are also marketed through Ibiden to SIM card and smart card suppliers mainly in Europe and China for integration into credit cards and telephone cards.

Amid high demand for applications in PCs and mobile phones during fiscal 2006, TIBC recorded a strong performance primarily as a result of a switch to high value-added products.



TIBC Corporation

Semiconductor Package Substrate Trend and TIBC's Production Engineering Development



Substrate trend
IC signal pins
WB: Wire bonding (package)
FC: Flip chip
FPC: Flexible printed circuit
LSI wire bonding
Flip chip bonding
FC substrates
Flip-chipped
Super fine
Multi-layered
Fine
Super thin-filmed
WB substrates
FPC substrates for IC cards
Double-sided
1980
1990
2000
2005
2010
TIBC product line
Sep. 1997
FPC package substrates
Apr. 1999
WB package substrates
Sep. 1998 TIBC founded
Oct. 2002
FC package substrates

FC package substrate
Main applications:
CPU for PCs, PC graphics, chipsets for PCs

WB package substrate
Main applications:
Memory for portable devices, chipsets for PCs

FPC package substrate
Main applications:
Contact IC cards

TIBC



Wire bonding (WB) package substrate



Flip chip (FC) package substrate



Flexible printed circuit (FPC) package substrate

Applying Proven Expertise to Offer Comprehensive Logistics Solutions

In addition to cargo transport and warehousing operations, Toyota Industries carries out the Logistics Solutions Business to help companies reduce logistics costs. We handle all aspects of customers' logistics by combining our extensive business experience in lift trucks, automated storage and retrieval systems and other materials handling equipment with our production and logistics know-how cultivated from monozukuri (creating things). As we proactively undertake our Logistics Solutions (3PL) Business, we are building proprietary business models that strive to optimize the overall flow of goods, money and information from the manufacturer to the consumer.


2
3
4
Parts Center

Creating Logistics Solutions by Adopting Proprietary Know-How

As one core business that will support future growth, Toyota Industries is involved in the full-scale operation of its Logistics Solutions (3PL) Business in Japan. Through this business, we offer comprehensive solutions to customers' logistics that include handling all aspects of their logistics from the planning and operation of distribution centers to improving their entire supply chain. Toyota Industries aims to help customers reduce their total logistics costs and address their needs for logistics improvements by tapping a wealth of accumulated experience gained via the production and sales of lift trucks, automated storage and retrieval systems and other materials handling equipment, as well as our production know-how that is exemplified by the Toyota Production System. Toyota Industries considers "logistics" as an ongoing process that continues until a product passes the checkout counter at a retail store. From the perspective of optimizing the overall flow of goods, we thus aim to build proprietary business models that enable extensive improvements, including logistics reforms within retail outlets.

Formats for Optimizing the Entire Flow of Goods, Money and Information

Primarily through the Advanced Logistics Division, Toyota Industries is promoting an array of business formats aimed at providing optimal solutions for individual customers. These include the establishment of Advanced Logistics Solutions Co., Ltd. (ALSO), a wholly owned subsidiary, along with the planning, total design and operation of distribution centers via joint ventures with customers and logistics operators as well as the acquisition of equity stakes in logistics operators.

In March 2005, we took an important step in bolstering our Logistics Solutions Business by acquiring Asahi Security Co., Ltd. (Asahi Security) and making this company into a wholly owned subsidiary. Asahi Security offers comprehensive cash management outsourcing services, including cash collection and delivery, cash proceeds management and equipment security for the retail, services and transportation sectors. We further bolstered our Logistics Solutions Business in January 2006 by acquiring an equity stake (41.4% share) in Wanbishi Archives Co., Ltd., which stores and manages crucial data for companies and government agencies as well as provides data backup services in the event of disasters. Based on the view that logistics extends far beyond the mere "flow of goods" to encompass the "flow of cash" and "flow of information," the aforementioned acquisitions and investments were aimed at expanding the spheres of our Logistics Solutions Business and were also in line with our business strategy of providing solutions that enable customers to optimize their overall supply chain.

We plan to effectively allocate management resources to our Logistics Solutions Business, while making major efforts to accelerate the growth of this business and position it as a key aspect of Toyota Industries' future operations.

Supporting Customers' Logistics through Cargo Transport and Warehousing Operations

Toyota Industries is engaged in general logistics activities, including cargo transport. Taikoh Transportation Co., Ltd., a Toyota Industries Group company, provides a variety of trucking services that extend throughout Japan via its automotive parts logistics network, as well as warehouse storage operations.



Operational Scope of the Logistics Solutions Business
Distribution center
• Planning/design
• Planning and overall design of efficient distribution center operations.
• Operation/contracted management
• Cost reduction through constant improvements
Store improvement consulting
• Receipt of goods/storage
• Provide guidance on a simplified goods storage method that prevents maintaining unnecessary inventories
• Goods presentation/display
• Provide guidance on ways to get rid of wasteful operations and increase time spent with customers
Financial services
• Cash registers
• Sales management for each cash register and cash collection and delivery
• ATMs
• Cash replenishment and maintenance
Comprehensive information management
• Safe-keeping of crucial documents
• Document collection and delivery services
Manufacturer
Distribution center
Retailer
Consumer

Principal Initiatives of the Logistics Solutions Business

March 2002:
Advanced Logistics Solutions Co., Ltd. (ALSO) established as a wholly owned subsidiary to plan logistics and operate distribution centers.

November 2002:
Commenced operation of a room-temperature distribution center for convenience stores commissioned by Mitsui & Co., Ltd.

Invested in Teion Shokuhin Ryutsu Inc., which engages in storage and delivery of frozen and chilled foods (in which Toyota Industries has a 60% stake via indirect investment through ALSO).

October 2003:
KTL Co., Ltd. (KTL) established as a joint venture (in which Toyota Industries has a 50.5% stake) with Kokuyo Logitem Co., Ltd., a logistics subsidiary of Kokuyo Co., Ltd.

November 2003:
KTL commenced operation of the Kokuyo Tokyo Metropolitan Area Integrated Distribution Center (IDC).

March 2004:
Acquired a share of Fuji Logistics Co., Ltd. (Fuji Logistics, in which Toyota Industries has a 26% stake, with shares acquired from Fuji Electric Holdings Co., Ltd.).

April 2004:
TF Logistics Co., Ltd. established as a joint venture (in which Toyota Industries has a 51% stake) with Fuji Logistics for the transport and maintenance of information devices.

March 2005:
Asahi Security Co., Ltd. made into a wholly owned subsidiary.

January 2006:
Acquired a share of Wanbishi Archives Co., Ltd. (in which Toyota Industries has a 41.4% stake).

June 2006:
Nissen Logistics Service Co., Ltd. (currently Mail & eBusiness Logistics Service Co., Ltd.) became a subsidiary (in which Toyota Industries has a 50.5% stake).

Topic

Entry into Mail-Order Logistics

In June 2006, Toyota Industries acquired a 50.5% stake from Nissen Co., Ltd. (Nissen), one of the largest mail-order companies in Japan that engages in producing and selling clothing and interior goods, in Nissen Logistics Service Co., Ltd. The company, which became a subsidiary and was renamed Mail & eBusiness Logistics Service Co., Ltd. (Mail & eBusiness Logistics), is involved in the shipping, storage and inspection of goods made by Nissen and its affiliates. Toyota Industries will cooperate with Nissen to reform Mail & eBusiness Logistics' operations by optimizing the overall flow of logistics from procurement to customer delivery. Toyota Industries aims to further develop its Logistics Solutions Business through expansion into the mail-order logistics business, which has a broad-based supply chain.

Toyota Industries' Expanding Logistics Solutions Business



Pharmaceutical products
Frozen foods
Cosmetics and daily use products
Chilled foods
Electronic equipment
Unrefrigerated foods
Building equipment
Distribution
Stationery supplies
Apparel
Printed matter
Others (area platform)
Establishment of joint ventures
Direct capital relationships
Tokasue
Teion Shokuhin Ryutsu
Fuji Logistics
Ryoshoku
TOYOTA
Wanbishi Archives
Kokuyo Logitem
Mail & eBusiness Logistics Service
Asahi Security
Started operations by fiscal 2005
Negotiations underway

Realizing Distinctive, All-Around Quality and Top Customer Service

The history of the Toyota Group began with the invention of an automatic loom by Toyota Industries' originator Sakichi Toyoda. During the intervening years, the Textile Machinery Business, Toyota Industries' founding business, has made significant contributions to the development of the textile industry not only in Japan but also around the globe.

Toyota Industries' Textile Machinery Business undertakes integrated operations encompassing development, manufacturing and sales of top-quality spinning and weaving machinery. Backed by cutting-edge technologies and finely tailored services, we are able to meet evolving customer needs the world over.

With an increasing global population and economic advancement in emerging countries, continued expansion of textile consumption is expected. On the other hand, the industry is also witnessing intensifying competition for survival as a result of the emergence of regional manufacturers. Amid this trend, Toyota Industries will strengthen its technological development capabilities and raise levels of customer services as it works to reinforce its position as one of the leading manufacturers of textile machinery. We will strive to differentiate ourselves by exploiting our technological capabilities to develop weaving machinery that is capable of weaving high value-added fabrics for the latest fashion.

To meet increasingly sophisticated market needs, we develop and produce superior spinning and weaving machinery that incorporates cutting-edge control, communications and mechatronics technologies. Of particular note, Toyota Industries commands the top global share for its mainstay air-jet looms. Additionally, as an industry leader, we have also earned high global acclaim from customers for ring spinning frames and roving frames.

Please visit *www.toyota-industries.com/textile* for further information about our Textile Machinery Business.

Weaving Machinery

Toyota Industries develops, manufactures and sells two types of weaving machinery: air-jet looms, which insert weft yarns using air, and water-jet looms, which use water for the same purpose. We provide customers around the world with state-of-the-art products that meet and exceed basic performance requirements demanding high speed and reliability as well as that incorporate such advanced functions as monitoring and remote setting of the machines via the Internet. Toyota Industries also develops, manufactures and sells such preparatory machinery for weaving as sizing machines that enable uniform, high-quality sizing of yarns.

Spinning Machinery

Toyota Industries provides spinning-related machinery such as high-speed ring spinning frames and roving frames to meet a vast spectrum of customer needs. These products excel in spinning high-quality yarns as well as in providing superior productivity. We also produce and sell drawing frames and combers.

Toyota Kirloskar Textile Machinery Private Limited, our subsidiary in India, manufactures ring spinning frames for the local market.

Weaving Machinery


JAT710 air-jet loom


LW600 water-jet loom


Mackee
Sizing machine for spun yarn


Filamaster
Sizing machine for filament yarn

Spinning Machinery


RX240NEW ring spinning frame


FL100 roving frame


DX8 drawing frame


VC5A comber

Focus on Business 7

Automotive Stamping Dies

Manufacture and Quick Delivery of High-Quality Automotive Stamping Dies

Toyota Industries' Machinery & Tools Sub-Division handles the design and manufacture of stamping dies for Toyota Motor Corporation (TMC), Toyota Industries' Vehicle Division and TOYOTA Material Handling Company (TMHC). The sub-division manufactures and provides quick delivery of top-quality stamping dies by blending the skills of its experienced engineers with leading-edge simulation technology. Moreover, the sub-division is winning high acclaim for its outstanding capabilities and has received such accolades as TMC's "Super" Award for Quality Performance on numerous occasions.

Expanding manufacturing stamping dies at overseas locations is also being actively pursued. Addressing the rapid growth of the Chinese automobile market, Toyota Industries established Lio Fung Tool & Die (Kunshan) Co., Ltd. (LFTD, in which Toyota Industries has a 35% stake) as a joint venture with Taiwan-based Lioho Machine Works, Ltd. LFTD began operation in April 2004 and currently produces stamping dies for TOYOTA vehicles manufactured in China as well as for Toyota Industries' lift trucks.

By manufacturing these stamping dies, Toyota Industries is contributing to TMC's automobile business as well as their global strategy.



Hood panel trim die



Rear door outer draw die

Focus on Business 8

Manufacturing Equipment

In-House Production of Vital Manufacturing Equipment and Production Technologies to Support Product Competitiveness

Toyota Industries actively produces its own essential manufacturing equipment such as machining and assembly equipment. Our Mechatronics Systems Department manufactures and supplies customized manufacturing equipment for the Compressor Division, Engine Division, TMHC, our affiliates and other divisions. The internal production of manufacturing equipment permits unified product development and design, quick development and production times, and facilitates the rapid launch of production lines. Toyota Industries' excellent production facilities contribute to the Toyota Industries Group's *monozukuri* (creating things), serve as a source of competitiveness in each business and protect against any outflow of proprietary production know-how. The Mechatronics Systems Department is also entrusted with the crucial role of cultivating human resources skilled in various production technologies for creating new manufacturing equipment and deploying these personnel where needed throughout the Group.



NC machine tool for aluminum parts



Circuit board inspection system with high-resolution line scan camera

Exploring Toyota Industries

Toyota Industries' diverse businesses derive their competitiveness from its clear-cut management principles and corporate strategy. It also comes from a fair and unwavering corporate stance, organizational capabilities that enable strategies to be firmly executed, an 80-year tradition and history, and our high aspirations. These attributes combine to form our corporate DNA and support the competitive advantage of each of our businesses. Also shaping Toyota Industries are our vision, systems, organizational structure and our fulfillment of responsibilities as a corporate citizen. On the following pages, we explore the various elements, including our management and Toyota Industries Group companies, which form the foundation of Toyota Industries' efforts to realize its aspirations.

Medium-Term Management Plan

Toyota Industries formulated a new Medium-Term Management Plan and is undertaking strategic management from a mid-term perspective to ensure future business growth and achieve a stable increase in corporate value.

Previous Medium-Term Management Plan (Fiscal 2002 - Fiscal 2006)

Targets Achieved through Proactive Growth Strategies

Under the recently completed five-year Medium-Term Management Plan, which we launched in fiscal 2002, we set the ambitious targets of consolidated net sales of more than ¥1,200 billion and consolidated ordinary income of ¥80.0 billion by fiscal 2006, the final year of the plan. In working to attain these targets, Toyota Industries proactively carried out a wide range of activities.

Specifically, we took steps to further sharpen the competitiveness of the Materials Handling Equipment and Automobile segments, our core businesses, while also promoting initiatives to build a solid foundation for our Logistics Solutions and Electronics businesses. Thanks to these measures, we exceeded our targets by recording consolidated net sales of ¥1,506.0 billion and consolidated ordinary income of ¥80.6 billion in fiscal 2006.

New Medium-Term Management Plan Launched (Fiscal 2007 - Fiscal 2011)

Aiming for Sustainable Growth

In fiscal 2007, ending March 2007, Toyota Industries launched a new five-year Medium-Term Management Plan (April 2006–March 2011). We have set the targets of achieving more than ¥2,000 billion in consolidated net sales and ¥140.0 billion in consolidated ordinary income in fiscal 2011, the final year of the plan.

Through our business, we are striving to generate ¥1,000 billion in sales in the Automobile Segment, which engages in vehicles, engines, car air-conditioning compressors and car electronics. Concurrently, we will aim for ¥1,000 billion in sales in the Materials Handling Equipment Segment, consisting

Vision 2010—Uniting Our Group Strengths

Growth
Undisputed No. 1
Make further inroads into Automobile, Materials Handling Equipment and Logistics businesses
Innovation
Advanced Technology
•Pursuit of global best quality
•Reduce environmental burden via product development and innovative manufacturing
•Contribute to car innovation
Value Chain
•Strategic M&A and alliances to create value
•Synergies between business units
•Higher value-added sales and services
Diffusion of Good Practices
Enhance Team Strength and Spirit
•Leadership
•Unique skills, unique techniques
•Toyota Production System
•Spirit of harmony (Teamwork)

Growth Trajectory


Consolidated Ordinary Income (¥ Billion)
51.4
59.0
70.9
80.6
85.0
140.0
Consolidated Net Sales (¥ Billion)
1,069.2
1,164.4
1,241.5
1,506.0
1,670.0
Over 2,000.0
FY 03
04
05
06
07 (Projection)
11 (Target)
Electronics
Logistics
Materials Handling Equipment
Car Air-Conditioning Compressor
Car Electronics
Vehicle/Engine
Textile Machinery, etc.
¥1,000 billion in Materials Handling/Logistics businesses
¥1,000 billion in automobile-related businesses

of the Toyota Material Handling Group (TMHG) and Aichi Corporation, and in the Logistics Segment.

Along with the new plan, the Vision 2010 was formulated, expressing the desired status of Toyota Industries. With the cornerstone of our plan being building a spirit of harmony and fortifying workplace strengths, beginning with human resources development, we will strive for the highest levels of quality and execute reforms by developing leading-edge technologies and strengthening our value chain in order to realize growth as a company with market-leading businesses.

Solidifying the Strengths of Our Businesses for Sustainable Growth

By fiscal 2011, we hope to reach our desired status of each business, which will aim to reinforce the strengths of each business and fortify the competitiveness of our core businesses, while accelerating the growth of our new businesses through measures that include establishing new business models.

Status in 2010 by Business

Business	Future Market	Status in 2010
Materials Handling Equipment	•Stable growth in the U.S. and European markets •Expanding markets in BRICs and East European countries •Heightening awareness toward the environment and safety	•Securing undisputed global No. 1 position by maximizing synergies under the framework of TMHG •Annual lift truck sales of 250,000 units (one-third of global market share)
Logistics	•Increasing need to improve logistics efficiency in Japan •Shift to outsourcing logistics operations at companies •Rising need for large-scale distribution centers	•Growth as one of the core businesses •Establishment of new business models Toyota Production System (TPS) Establishing platforms M&As, alliances
Vehicle	•Toyota Global 15 (Toyota Motor Corporation's (TMC) scheme to secure 15% global share in the early 2010s) •Shift to fuel-efficient vehicles and compact cars	•Establishing position as a specialized compact car manufacturer •Global No. 1 in quality, cost and delivery (by contributing to development and pre-production process)
Engine	•Toyota Global 15 •Expansion of diesel engines in Europe •Reassessment of diesel engines in the United States and Japan	•Top manufacturer of diesel engines in Toyota Group (joint development with TMC) •Serialize the new generation of clean, quiet and fuel-efficient diesel engines
Car Electronics	•Expansion of hybrid vehicles •Advancement in electronic in-car devices through technological innovation	•Leading manufacturer in power source devices and systems for hybrid vehicles •Marketing of new electronics products for automobiles
Car Air-Conditioning Compressor	•Steady market expansion in Europe and the United States •Rapid market expansion in China and emerging countries •Expansion in hybrid vehicles •Commercialization of car air conditioners using CO_2 as refrigerant	•Aiming for 50% global market share •Expanded sales of electrically driven compressors and CO_2 compressors
Textile Machinery	•Asia as the primary market •Although susceptible to economic trends, expanded demand expected as a result of increasing global population and growth in emerging countries	•Top share and leading technological edge in air-jet looms •Growth of air-jet looms as core product •Establishing position to outdistance other global players

Research and Development

In keeping with its founding spirit of "Be ahead of the times through endless creativity, inquisitiveness and pursuit of improvement," Toyota Industries carries out strategic research and development (R&D) that aims not merely at improving short-term business results but also at attaining sustained growth in the future. Recognizing that R&D activities are essential for maintaining the competitive advantage of the Toyota Industries Group in the years ahead, we undertake efficient R&D activities by concentrating the allocation of management resources in specifically targeted fields.

Toyota Industries' R&D activities can be broadly classified into the two areas of product development and improvements performed independently within each business division and R&D undertaken mainly by the Research & Development Center. The latter is conducted separate from the activities of the business divisions and carried out with a view toward Company-wide management strategy.

Toyota Industries is active in a variety of business domains, and each of its divisions possesses its own distinctive technological strengths, core technologies and market characteristics. Instrumental to efficiently developing new products matched to customer needs, the technical departments of each division must lead the way in product improvement, technology development and applied research. For this purpose, each division maintains its own staff of engineers, experiment facilities and research laboratories and engages in proactive technology development efforts guided by product development plans.

The Research & Development Center is involved in R&D in such technology fields as materials fields that serve as a common foundation for all divisions as well as R&D in new fields that include leading-edge technologies. In accordance with specific research themes, we also collaborate with Toyota Central Research & Development Laboratories, Inc., an R&D facility of the Toyota Group involved in basic research, as well as with universities and other outside R&D institutions.

The Research & Development Center, situated within the Corporate Center (corporate headquarters), handles the promotion of Company-wide new business development and technology management. To enhance the efficiency of our Company-wide R&D structure, the center facilitates lateral transfers of technologies among divisions that span various domains and investigates new technology development themes. At the same time, the center promotes the systematic and continuous creation of new products and services that will serve as pillars of future business utilizing the extensive accumulated technological know-how and external networks (both human and information) of each business division.

Functioning as a development base for our information systems, our "e-Lab" IT research laboratory is engaged in R&D activities in various IT-related fields. This laboratory's activities include research on digital simulation technologies for shortening product development times and reducing lead-times from development to production and shipping. Also, the lab engages in the development of an optimal network system for joint development of parts with suppliers as well as for parts procurement.

In fiscal 2006, R&D expenditures totaled ¥31.2 billion, up ¥1.1 million (3.7%) from the previous fiscal year. R&D expenditures accounted for 2.1% of consolidated net sales, a decline of 0.3 percentage point. By segment, R&D expenses amounted to ¥16.6 billion in the Automobile Segment, ¥12.9 billion in the Materials Handling Equipment Segment, ¥731 million in the Textile Machinery Segment and ¥1.0 billion in the Others Segment.



e-Lab, Toyota Industries' development base for in-house information systems

New Products Developed and Launched in Fiscal 2006

Materials Handling Equipment Segment

Development of Fuel-Cell Lift Truck

Toyota Industries developed the TOYOTA FCHV-F fuel-cell lift truck that incorporates a fuel-cell hybrid system jointly developed with Toyota Motor Corporation (TMC). Toyota Industries exhibited the lift truck at CeMAT 2005, an international trade fair for intralogistics held in Hannover, Germany, in October 2005. By collaborating with TMC in the use of leading-edge technologies and components for automobiles, we will continue to aim for the further development of high-performance, low-cost fuel-cell systems and plan to carry out mass production of such systems.


FCHV-F
TOYOTA FCHV-F

Full Model Change for Compact Electric Tow Tractors

Toyota Industries introduced the new Tugnova (CBT/CBTY) series of electric tow tractors (2- to 4-ton towing capacity) into the Japanese and overseas markets in March 2006 after a full model change. Addressing the recent trend toward small-lot logistics, the Tugnova series is Toyota Industries' first compact electric tow tractors to be fitted with an AC drive system, featuring superior operability and lower maintenance costs. Additionally, this series offers the highest levels of safety, operability and economical operation that includes excellent safety features, a compact design to enable superior tight turning and an extended battery life with a larger capacity for longer operation.


TOYOTA
Tugnova (CBT)

Automobile Segment (Car Air-Conditioning Compressors)

Development of 7SBH17 Externally Controlled One-Way Swash-Plate Variable-Displacement Compressor for the TOYOTA Estima

Toyota Industries began supplying an upgraded externally controlled one-way swash-plate variable-displacement compressor* for the TOYOTA Estima, which underwent a full model change in January 2006.


7SBH17

These compressors offer enhanced efficiency and increased cooling capabilities compared with previous externally controlled variable-displacement compressors.

* Externally controlled variable-displacement compressors send signals about interior temperature, external temperature and revolution to the control valve. This highly precise displacement control allows compressors to operate at optimal displacement, thereby enabling large improvements in fuel economy.

Automobile Segment (Car Electronics)

Development of Air-Cooled DC-DC Converter

Toyota Industries has developed an air-cooled DC-DC converter that down-converts the high voltage of the main battery—the drive source for hybrid cars—to a lower voltage. The realization of high efficiencies enables this DC-DC converter to be air-cooled instead of the conventional method of water-cooling, thus allowing greater freedom for positioning within the vehicle. The DC-DC converter is fitted on the Camry Hybrid that TMC began selling in North America in May 2006.


Air-Cooled DC-DC Converter

Development of 150W DC-AC Inverter

With the development of a new 150W AC inverter, we have expanded our lineup of DC-AC inverters that convert currents used in vehicles to the same voltage as household electricity. We began supplying these for the DaimlerChrysler Dodge Caliber in January 2006.


150W DC-AC Inverter

Corporate Governance

Toyota Industries believes that achieving a stable increase in corporate value over the long term and maintaining the trust of society are crucial management issues. Therefore, we consider it imperative to build good relationships with such stakeholders as shareholders, customers, business partners, local communities and employees based on our determination to contribute to the enrichment of society through our business activities.

In accordance with these objectives, we are striving to maintain and enhance management efficiency as well as the fairness and transparency of our corporate activities. To that end, we are aiming to improve our corporate governance through measures that include strengthening management monitoring and ensuring timely information disclosure, while building a governance system that can respond quickly and flexibly to changes in the business environment.

Toyota Industries' Management System

Toyota Industries' Board of Directors, Management Council, Management Committee and Business Operation Committee work to ensure prompt decision-making on matters with a major influence on shareholders' interests and on crucial issues affecting business operations. The Board of Directors generally convenes once a month to discuss and resolve crucial management matters, such as those necessitated by law. As of June 22, 2006, the Board of Directors consisted of 17 directors, including one external director.

Based on Japan's Commercial Code, Toyota Industries has chosen to maintain the traditional "Corporate Auditor/Board of Corporate Auditors" system. With a long history in Japan, a Board of Corporate Auditors is a body that is completely independent from the management of a company and functions in parallel with the Board of Directors. Toyota Industries believes this auditing system adequately ensures the proper execution of duties by the Board of Directors.

As of June 22, 2006, Toyota Industries' Board of Corporate Auditors consisted of five corporate auditors, with two standing corporate auditors and three outside corporate auditors. Appointed at the Shareholders' Meeting, the corporate auditors' primary duties encompass auditing of business operations and accounting activities. An audit of business operations determines whether directors are stringently adhering to ordinances and the articles of incorporation in the execution of their duties. An audit of finances involves the oversight of business results and a variety of financial-related activities. In addition, the corporate auditors have the authority to inspect relevant documents, make auditing visits to headquarters, business divisions and subsidiaries and conduct investigations firsthand. The Corporate Auditor's Office at Toyota Industries has been staffed with specialist personnel who facilitate the proper execution of the corporate auditors' duties.

Reforming the Management System

Effective June 22, 2006, we reformed our management system by streamlining the Board of Directors and newly creating the position of managing officer. To ensure quick decision-making amid intensifying global competition, we reduced the number of Board members from 30 to 17. At the same time, we adopted the Managing Officer System to ensure speedy operational execution. Managing officers are non-Board members, who are appointed for a one-year term, tasked with the operational execution of respective businesses of which they are in charge.

Information Disclosure

Toyota Industries considers it an important element of corporate governance to disclose corporate and financial information, and accordingly, strives for strict accountability to shareholders and investors. Starting from fiscal 2004, we have been publishing quarterly financial statements. In 2005, Toyota Industries set up the Information Disclosure Committee to monitor the completeness, appropriateness and timeliness of important information disclosed in financial statements and other materials. Pertinent information is also promptly disclosed to the public through the Investor Relations section of our Web site and other media channels.


Investors
investor information

Investor relations section of Toyota Industries' Web site

Corporate Governance Structure of Toyota Industries Corporation

With the exception of matters resolved at the Shareholders' Meeting, the Board of Directors discusses and decides all important management matters. Toyota Industries has also independently set up the Management Council, Management Committee and Business Operation Committee to increase efficiency and the speed of management and decision-making as well as facilitate appropriate judgment. By deliberating on important matters related to management strategies and individual businesses, these bodies assist top management and the Board of Directors in appropriate decision-making. Among the issues deliberated on by the Management Council, Management Committee and Business Operation Committee, the crucial issues prescribed in Japan's Commercial Code are put forth for discussion by the Board of Directors.



Shareholders' Meeting
Appointment/ Dismissal
Appointment/ Monitoring
Appointment/ Dismissal
Board of Corporate Auditors
5 auditors
(including 3 external auditors)
Monitoring
Reporting
Independent Auditors
Reporting
Board of Directors
17 directors
(including 1 external director)
Monitoring
Monitoring/ Reporting
Reporting
Accounting audit
Corporate Auditor's Office
Appointment/ Monitoring
President
Directives
Directives
Management Committee
(Deliberates on important matters from management's perspective)
Management Council
(Reports on execution of business operations)
Business Operation Committee
(Follows up on execution of business operations)
Reporting
Reporting
Committees*
Audit Office
Directives
Internal audits
Directives
Directives
Directives
Discussing/Reporting
Discussing/Reporting
Reporting
Reporting
Reporting
Directors/Managing Officers
Business Divisions & In-House Company

Management Council

Directors and managing officers convene to share reports on the status of operations of each business.

Management Committee

The Management Committee deliberates on crucial matters related to all areas of management, including Company-wide strategy and allocation of management resources. The committee consists of directors above the executive vice president level. When the president considers it necessary, relevant other directors and managers also attend committee meetings.

Business Operation Committee

The Business Operation Committee deliberates on crucial matters related to each business segment. The president, directors in charge of corporate planning and directors assigned to oversee divisional operations (division managers, etc.) attend committee meetings.

* Major Committees



Corporate Code of Conduct Committee
Compliance Subcommittee
Data Security Subcommittee
Crisis Response Subcommittee
Regional Society Contribution Subcommittee
Environmental Committee
Export Transaction Control Committee
Stock Option Committee

Strengthening Compliance

Toyota Industries believes that compliance extends beyond adherence to laws and ordinances to also include respecting local cultures and customs in step with changes in the times. The Corporate Code of Conduct Committee plays a central role in strengthening our compliance systems and frameworks while stipulating conduct guidelines and thoroughly informing all employees of these guidelines via education activities. Additionally, Toyota Industries is reinforcing compliance systems at domestic and overseas subsidiaries, while its Purchasing Department closely monitors suppliers to ensure their compliance as well.

With Toyota Industries' president serving as chairman, the Corporate Code of Conduct Committee is tasked with controlling the Group's corporate activities in areas related to compliance and crisis response. Consisting of most directors, corporate auditors and managing officers, the committee convenes several times per year to confirm the status of any crucial problems that may have arisen as well as countermeasures and responses to be taken. The committee also deliberates on initiatives to be taken in the next fiscal year.

Under the jurisdiction of the Corporate Code of Conduct Committee, we designated a number of departments as legal compliance departments, which monitor laws and ordinance for ensuring thorough Company-wide compliance. We also set up the Compliance Subcommittee and the Data Security Subcommittee. Chaired by a director, these subcommittees consist of members selected from relevant divisions and departments, and in principle, convene monthly while undertaking activities in accordance with their respective plans.

The Audit Office and designated legal compliance departments cooperate in implementing compliance audits of each department and domestic and overseas subsidiaries. We also implement Company-wide employee education programs according to the level of employees' positions and fields of specialization, while the designated legal compliance departments handles education of persons in charge of related departments. In addition, we undertake various enlightenment activities to raise employee compliance awareness levels.

The Toyoda Precepts*

1. Be a contributor to the development and welfare of the country by working together, regardless of position, in faithfully fulfilling your duties.
2. Be ahead of the times through endless creativity, inquisitiveness and pursuit of improvement.
3. Be practical and avoid frivolity.
4. Be kind and generous; strive to create a warm, homelike atmosphere.
5. Be reverent, and show gratitude for things great and small in thought and deed.

* The Toyoda Precepts were assembled in 1935 to commemorate the six-year passing of company founder Sakichi Toyoda. Since then, the precepts have served as the basis of the thinking and guiding principles of the entire Toyota Group.

Basic Philosophy

The following is a statement of Toyota Industries' basic philosophy. This basic philosophy constitutes the expressly stated beliefs of the management and serves as a guide for corporate behavior.

Respect for the Law
Toyota Industries is determined to comply with the letter and spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.

Respect for Others
Toyota Industries is respectful of the people, culture and traditions of each region and country in which it operates. It also works to promote economic growth and prosperity in those regions and countries.

Respect for the Natural Environment
Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality.

Respect for Customers
Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.

Respect for Employees
Toyota Industries strives to nurture the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that both employees and the Company can realize their full potential.

Five Values

We also have Five Values that form an action guide for our employees to enforce our basic philosophy.

Global Perspective
Learning from the best in the world, we aim to become the best in the world.

Customer First
We forge partnerships with our customers and strive to exceed their expectations.

Welcoming New Challenges
Unbound by convention, we embrace the challenge of creation.

Encouraging Professional Excellence
We develop our strengths, and think and act responsibly.

Encouraging Effective Teamwork
We recognize the human worth of each individual and collaborate to achieve goals.

Environmental and Social Contribution Efforts

Toyota Industries recognizes that being a good corporate citizen entails far-reaching responsibilities to the environment as well as to the local communities in which we operate. Accordingly, we undertake independent environmental activities that include reducing CO_2 emissions and other substances, promoting recycling and obtaining ISO 14001 certification at our facilities. At the same time, Toyota Industries also believes in giving back to society, and as such, promotes employees' volunteer efforts and interaction with local communities.

Environmental Protection Activities

In order to help protect the environment while contributing to global economic development and the enrichment of society, Toyota Industries has continually strengthened its Group-wide environmental activities. As examples of these efforts, in January 2003 we unveiled the Toyota Industries Group Corporate Commitment to the Environment, which articulated the Group's basic policies toward the environment. Since then, we have worked vigorously to promote the sharing of a unified environmental awareness among subsidiaries around the world and directed each Group company to establish an environmental management system. At the same time, every month we have collected environmental data based on uniform criteria from our Group production companies and monitored the progress of the Group's overall environmental management. Consequently, amid evolving social circumstances, the vital issues requiring responses from the Toyota Industries Group became evident. For that reason, in July 2005 we revised the Toyota Industries Group Corporate Commitment to the Environment and renamed it the Global Environmental Commitment.

Global Environmental Commitment

The Toyota Industries Group will contribute to a balance between environmental protection and economic growth in its wide-ranging businesses.

Basic Policies

- The Toyota Industries Group will continue to set challenging targets aimed at further reducing the environmental impact of its business activities, listening carefully to the voices of its stakeholders, and acting in compliance with the letter and spirit of laws and regulations.



Global Vision
Collaborate with local communities and global society in addressing environmental protection.
Harmony
Sustainable Management
Improvement
Responsibility
Improve eco-efficiency for all our business activities, products and services.
Fulfill our social responsibility of environmental protection.

- The Toyota Industries Group plans to improve its environmental management, placing environmental activities among its highest priorities. In particular, Toyota Industries will give priority to the following items.
  - **Curb global warming—** Aiming to reduce energy consumption and the output of greenhouse gases through the entire lifecycle of its products, services and production activities
  - **Use resources more efficiently—** Utilizing raw materials, water and other resources efficiently while working to reduce, reuse and recycle waste products
  - **Reduce environmental risk factors—** Reducing the use and output of harmful chemical substances of concern while evaluating environmental risk factors at the planning stage of business activity in order to prevent pollution
- The Toyota Industries Group will aim to foster greater communication and teamwork within a wide range of partnerships, including those with customers and suppliers, in order to promote sustainable management of the environment. In addition, the Toyota Industries Group will act as an upstanding corporate citizen, taking an active part in the planning of activities that contribute to various regional communities as well as to our global society.

Scope of Group-Wide Environmental Management (As of March 31, 2006)


Europe
Manufacturing companies: 6
Sales companies: 5
Other: 1
Total: 12
Asia
Manufacturing companies: 4
Sales companies: 1
Other: 1
Total: 6
Japan
Toyota Industries Corporation (non-consolidated): 11 bases
Manufacturing companies: 18
Sales companies: 41
Other: 14
Total: 73
Australia
Sales companies: 1
North America
Manufacturing companies: 8
Sales companies: 3
Other: 1
Total: 12
South America
Sales companies: 1

Note: Toyota Industries determined the scope of Group-wide environmental management companies by considering the characteristics of each of its subsidiaries and affiliates. Consequently, the scope of consolidation for environmental management companies is different from the scope of consolidation based on financial definition.

which embodies policies shared by all consolidated Group companies, as we further bolster our Group-wide environmental management.

Environmental Management Systems and the Fourth Environmental Action Plan

Since 1996, Toyota Industries has been striving to enhance its environmental activities by improving its environmental management system. In line with these efforts, we acquired ISO 14001 certification for all eight of the Company's non-consolidated production bases in Japan by March 2003. From fiscal 2002, Toyota Industries expanded the scope of sections securing ISO 14001 certification beyond manufacturing sections to include product development, management and service sections. Furthermore, in response to the revision of ISO 14001 in November 2004, we have been strengthening initiatives to reduce the indirect environmental impact of our operations.

In our efforts to further improve the effectiveness of our environmental management system, in fiscal 2005 we promoted measures that included on-site verification and evaluation of the status of implementation of environmental management systems at domestic manufacturing subsidiaries and instructed the management to make any necessary improvements. Our environmental management system also extends to reducing the environmental load throughout the entire product lifecycle and within our supply chain.

Further demonstrating our commitment to addressing various environmental issues, we also established the Environmental Committee, chaired by the president and composed of four specialized subcommittees. Recognizing the importance of taking a Group-wide approach to environmental protection, in fiscal 2001 we introduced consolidated environmental management to ascertain the environmental impact of all our business activities. We also formulated and implemented the Third Environmental Action Plan, which ran from fiscal 2002 through fiscal 2006, and successfully attained the plan's targets for the Company on a non-consolidated basis in all categories (for detailed information, please refer to our *Social & Environmental Report*). To further promote our environmental activities, in October 2005 we formulated the Fourth Environmental Action Plan to be implemented from fiscal 2007 through fiscal 2011. Aimed at further strengthening Group-wide environmental management, the Fourth Environmental Action Plan establishes activity policies and targets covering the entire Toyota Industries Group in Japan and overseas, with the overall objective of reducing the environmental load throughout the entire product lifecycle as well as in production activities.

Key Points of the Fourth Environmental Action Plan

(1) Expanding our lineup of ecological products
Strengthen development and sales of environment-friendly products that help protect the environment during the usage stage in which a product exerts the greatest environmental impact, with these efforts covering the entire product lifecycle.

(2) Reducing emissions of greenhouse gases
Actively promote measures to tackle global warming.

(3) Using resources more efficiently
Promote a reduction in resource loss, bearing in mind the sharp rises in raw material costs caused by energy and other resource problems.

(4) Reducing environmental risk factors
Upgrade chemical substance monitoring and curb emissions of environment-impacting substances, thereby reducing environmental risk factors, preventing the incurrence of costs arising from damage claims and preventing a loss of trust by society.

(5) Augmenting consolidated environmental management
Be aware of the Group-wide trend toward increased environmental impact accompanying an expansion in production by the Group's consolidated companies.

Social Contribution Activities

Toyota Industries actively promotes support activities that contribute to society by providing human resources, facilities and financial resources. Toyota Industries' employees also make self-initiated efforts to serve the community via such means as volunteer activities.

At present, Toyota Industries and its global subsidiaries are undertaking social contribution activities that are self-initiated by local bases and tailored to each community. To carry out balanced Group social contribution activities as our business operations become even more globalized, Toyota Industries established the Corporate Citizenship Subcommittee in fiscal 2006 and has begun devising medium-term initiatives for our social contributions.

Participating in the Management of the Toyota Commemorative Museum of Industry and Technology

Founded jointly by 13 Toyota Group companies, the Toyota Commemorative Museum of Industry and Technology strives to promote an understanding by young people about the "spirit of research and creation" and the importance and pleasure of *monozukuri* (creating things). The museum also aims to preserve and utilize the museum building, designated as an important urban landmark building by Nagoya City, as a historic industrial site.

Toyota Industries provides the museum with human resources, funds to cover operating costs and articles for exhibit, while also participating in the museum's management.



Toyota Commemorative Museum of Industry and Technology

Circular loom invented by Sakichi Toyoda on display at the entrance of the Toyota Commemorative Museum of Industry and Technology

Support for the Special Olympics

Toyota Industries supports the activities of the Special Olympics Nippon Aichi. The Special Olympics is an international organization that provides persons with intellectual disabilities with opportunities for daily training in sports and for displaying their training results at year-round athletic competitions. In accordance with the primary mission of its activities, we make our athletic grounds, gymnasiums and other facilities available for use at these competitions, as well as provide donations to Special Olympics and support its activities and events.

In March 2006, 23 athletes from Toyota Industries' women's softball club participated in the Special Olympics Nippon Aichi-sponsored Sports Experience Caravan as support staff, providing more than 100 participants with instruction on catching and batting, and thereby showing participants the fun of softball.



Athletes from Toyota Industries' women's softball club instructing participants at the Sports Experience Caravan

Communications on Environmental Protection and Social Contribution Activities

Toyota Industries publishes the *Social & Environmental Report*, which summarizes the initiatives and achievements of our environmental protection and social contribution activities. To obtain a copy of this report, please see the contact information listed on the last page of this annual report. The contents of the *Social & Environmental Report*, along with the recent details of our environmental protection and social contribution activities, are also available on our Web site (*www.toyota-industries.com*). Through utilizing such communication tools, Toyota Industries will proactively continue to disclose information to stakeholders about the ways in which we fulfill our social responsibilities.



Social & Environmental Reports

Toyota Industries' 80 Years of History

Foundation – 1980s



Founder
Sakichi Toyoda

Sakichi Toyoda was born in Shizuoka Prefecture, Japan, in 1867. He became an inventor while still in his teens and devoted his life to the study and development of textile machinery. Starting with a wooden handloom, he subsequently pioneered a new era in textile machinery with inventions that included Japan's first power loom, the circular loom and the Toyoda Automatic Loom Type G. Sakichi was awarded 84 patents and 35 utility models in his lifetime and is remembered with pride in Japan as one of the world's greatest inventors. We at Toyota Industries are proud to carry on the engineering spirit of our illustrious founder.



1924
Toyoda Automatic Loom Type G invented by Sakichi Toyoda.

1926
Toyoda Automatic Loom Works, Ltd. (now Toyota Industries Corporation) established to manufacture and market automatic looms invented by Sakichi Toyoda.



1929
Spinning frame production starts.

Automatic loom patent sold to Platt Brothers & Co., Ltd. of the U.K.

1933
Automobile Division set up.

1934
A-type automobile engine completed.

1935
Prototype of Model A1 passenger car completed.



Company unveils Model G1 truck at a new-car-release exhibition in Shibaura, Tokyo.

1937
Automobile Division separates and becomes Toyota Motor Co., Ltd. (now Toyota Motor Corporation).

1940
Steel Production Division separates and becomes Toyoda Steel Works, Ltd. (now Aichi Steel Corporation).

1944
Obu Plant starts operations, producing castings.

1949
Company stock listed on Tokyo, Osaka and Nagoya stock exchanges.

1952
Automobile engine (S-type gasoline engine) production starts.

1953
Kyowa Plant starts operations, producing engines and assembling automobiles.

1955
Vehicle Division set up.

1956
Lift truck production starts.

1959
P-type gasoline engine production starts.

1960
Shovel loader production starts.

Car air-conditioning compressor (CC3A type, CC3B type) production starts.

1963
Dump truck production starts.

Friction welder production starts.

1964
J-type diesel engine production starts.

1967
Nagakusa Plant starts operations, producing small commercial vehicles.

Publica (van) and Mini Ace (automobile) production starts.

Electric counterbalanced lift truck production starts.

1968
Open-end spinning machine production starts.

1970
Takahama Plant starts operations, producing industrial vehicles.

1971
Corolla (van) production starts.

Divisional organization system introduced (3 divisions: Textile Machinery, Industrial Vehicle and Vehicle).

Toyoda-Sulzer Manufacturing Ltd. established as a joint venture with Sulzer Brothers, Ltd. of Switzerland to produce projectile looms.

1974
6P compressor production starts.

1977
Swash-plate compressor technology licensed to Chrysler and Ford.

Compressor Division separates from Textile Machinery Division.

1978
Starlet (automobile) production starts.

Aerial lift equipment production starts.

1980
JA air-jet loom production starts.

1981
10P compressor production starts.

1982
Production starts on C-type diesel engines for small passenger cars.

Hekinan Plant starts operations, producing automobile diesel engines.

1985
Engine Division separates from Vehicle Division.

10PA compressor production starts.

1986
Company awarded the Deming Prize for quality control implementation.



Deming Prize

X300 series lift truck production starts.

1987
Sprinter Cielo (exported as the Corolla Lift Back) production starts.

Electronics Sub-Division set up.

1988
Toyota Industrial Equipment Mfg., Inc. (TIEM) established in Columbus, Indiana, U.S., as a joint venture with Toyota Motor Corporation.

RX100 ring spinning frame production starts.

1989
Michigan Automotive Compressor, Inc. (MACI) established in Jackson, Michigan, U.S., as a joint venture with DENSO Corporation.

1990s -

1990
Sprinter Carib (automobile; exported as the Corolla Wagon) production starts.

Company receives 1990 PM Excellent Plant Award.



1992
Materials Handling System Division set up.

Production starts on automated storage and retrieval systems..

JAT600 air-jet loom production starts.

1993
RX200 ring spinning frame production starts.

1994
X500 series internal combustion counterbalanced lift truck production starts.

Toyota Industry (Kunshan) Co., Ltd. (TIK) established in China as a joint venture with Toyota Tsusho Corporation and Lioho Machine Works, Ltd.

R500 reach truck production starts.

1995
Toyota Industrial Equipment, S.A. (TIESA) established in France as a joint venture with Toyota Motor Corporation and Manitou B.F.

7SB compressor production starts.

B500 electric counterbalanced lift truck production starts.

Kirloskar Toyoda Textile Machinery Private Limited (KTTM) established in India as a joint venture with the Kirloskar Group.

1996
JAT610 air-jet loom production starts.

RX240 ring spinning frame production starts.

1997
Compressor production at Kariya Plant reaches 100 million units.

6SE compressor production starts.

ST Liquid Crystal Display Corp. (STLCD) established as a joint venture with Sony Corporation.

1998
TD Deutsche Klimakompressor GmbH (TDDK) established in Germany as a joint venture with DENSO Corporation to produce car air-conditioning compressors.

GENEO (7FG/D outside Japan) internal combustion counterbalanced lift trucks introduced.

TIBC Corporation (TIBC) established as a joint venture with Ibiden Co., Ltd. to produce semiconductor package substrates.

10S compressor production starts.

1999
Vitz (Yaris outside Japan) production starts.

Company takes over water-jet loom business from Nissan Texsys Co., Ltd.

1CD diesel engine production starts.

GENEO-B (7FB outside Japan) electric counterbalanced lift trucks introduced.

2000s -

2000
LW600 series water-jet loom production starts.

BT Industries AB of Sweden, a world-leading manufacturer of warehouse trucks, becomes a Toyota Industries subsidiary.



2UZ gasoline engine production starts.

Higashichita Plant starts operations, producing foundry parts.



2001
GENEO-R (7FBR outside Japan) reach truck production starts.

Company takes over the Industrial Equipment Sales Division of Toyota Motor Corporation.

TOYOTA Material Handling Company established as an in-house company.

RAV4 production starts.

Name changed to Toyota Industries Corporation.

2002
Advanced Logistics Solutions Co., Ltd. (ALSO) established to plan overall logistics operations and operate distribution centers.

Higashiura Plant starts operations, producing parts for car air-conditioning compressors.



Toyota Motor Industries Poland Sp.zo.o. (TMIP) established in Poland as a joint venture with Toyota Motor Corporation to produce diesel engines.

2003
JAT710 air-jet loom production starts.



GENEO-E (7FBE outside Japan) three-wheel electric counterbalanced lift truck production starts.


TOYOTA

Aichi Corporation, a manufacturer of special-purpose vehicles, becomes one of Toyota Industries' subsidiaries.

2004
Toyota Industry Automotive Parts (Kunshan) Co., Ltd. (TIAP) established in China as a joint venture with Toyota Tsusho Corporation and Lioho Machine Works, Ltd. to produce foundry parts.

TD Automotive Compressor Georgia, LLC (TACG) established in the U.S. as a joint venture with DENSO Corporation to produce car air-conditioning compressors.

2005
Asahi Security Co., Ltd., which engages in collection and delivery of cash, management of sales proceeds and equipment security, becomes a subsidiary of Toyota Industries.

Vitz (Yaris outside Japan) production starts after a full model change.



TD Automotive Compressor Kunshan, Co., Ltd. (TACK) established in China as a joint venture with DENSO Corporation and other entities to produce car air-conditioning compressors.

AD diesel engine production starts.

KD diesel engine production starts.

New RAV4 production starts after a full model change.



2006
New GENEO (8FG/D outside Japan) internal combustion counterbalanced lift truck production starts.



Corporate Organization

(As of July 1, 2006)



Board of Corporate Auditors
Corporate Auditors
Corporate Auditor's Office
Board of Directors
President
Management Council
Management Committee
Business Operation Committee
Corporate Center
Audit Office
Corporate Planning Dept.
Business Management Dept.
TMHG Coordination Office
Toyota Sales Dept.
Legal Dept.
Public Affairs Dept.
General Administration Dept.
Global Human Resources Dept.
Technical Training Center
Accounting Dept.
Global IT Dept.
Purchasing Dept.
Research & Development Center
Intellectual Property Dept.
Safety, Health & Environment Dept.
Global Quality Control Dept.
Operations Management Consulting Dept.
Plant Engineering Dept.
Osaka Office
Tokyo Office
Nagoya Office
Loan and Investment Control Committee
Corporate Code of Conduct Committee
Environmental Committee
Personnel Development Committee
Export Transaction Control Committee
Safety and Health Committee
Stock Option Committee
Functional Committees
Personnel
Quality
Production
Procurement
Sales
Technology
TOYOTA Material Handling Company*
Textile Machinery Division
Compressor Division
Vehicle Division
Engine Division
Electronics Division
Advanced Logistics Division
New Electronics Sub-Div.
Machinery & Tools Sub-Div.
Trading & Logistics Sub-Div.

* TOYOTA Material Handling Company is the name of a division of Toyota Industries Corporation, not a legally incorporated entity.

Directors, Corporate Auditors and Managing Officers

(As of June 22, 2006)

Board of Directors


Chairman
Tadashi Ishikawa*


President
Tetsuro Toyoda*


Executive Vice President
Norio Sato*


Executive Vice President
Shinjiro Kamimura*


Executive Vice President
Yoshikatsu Mizuno*


Executive Vice President
Tatsuo Matsuura*

Senior Managing Directors

Akira Imura
Shigetaka Yoshida
Masafumi Kato
Yasuharu Toyoda
Yutaka Murodono
Kazunori Yoshida
Kosaku Yamada
Toshiyuki Sekimori
Kimpei Mitsuya

Honorary Chairman

Yoshitoshi Toyoda

Director

Tatsuro Toyoda

** Representative Director*

Corporate Auditors

Standing Corporate Auditors

Shigetaka Mitomo
Masanori Ito

Corporate Auditors

Hiroshi Okuda
Fumio Kawaguchi
Katsuaki Watanabe

Managing Officers

Hiroya Kono
Kenji Takenaka
Satoshi Kaseda
Hirofumi Tsuji
Yukio Yamakita
Takaki Ogawa
Kazue Sasaki
Hirotaka Morishita
Shinya Furukawa
Hironori Ito
Akira Onishi
Per Zaunders
Hiroshi Sakai
Eishi Furuta
Tadayoshi Baba
Takashi Okubo
Norio Sasaki
Toshifumi Ogawa
Hayato Ikeda
Toshifumi Onishi

Corporate Data

(As of March 31, 2006)

Major Plants (Parent Company)

		Number of Employees	Start of Operations
Kariya Plant	Textile machinery, car air-conditioning compressors	1,723	1927
Obu Plant	Parts for car air-conditioning compressors	506	1944
Kyowa Plant	Electronic equipment, automotive press dies, production facilities, engine parts	890	1953
Nagakusa Plant	Automobiles	2,238	1967
Takahama Plant	Lift trucks, materials handling systems	1,566	1970
Hekinan Plant	Engines for automobiles and industrial equipment	1,505	1982
Higashichita Plant	Foundry parts, engine parts	665	2001
Higashiura Plant	Parts for car-airconditioning compressors	120	2002

Consolidated Subsidiaries

Company Name	Location in Japan	Capital (thousands in local currency)	% of Voting Rights
Japan			
Aichi Corporation Group (4 companiess) [1]	–	–	–
TIBC Corporation	Aichi	¥3,250,000	60.0%
Asahi Security Co., Ltd.	Tokyo	¥516,360	100.0%
TOYOTA L&F Tokyo Co., Ltd.	Tokyo	¥350,000	100.0%
Logistics Planning Tokyo Co., Ltd.	Tokyo	¥10,000	100.0%
Altex Co., Ltd.	Shizuoka	¥200,000	75.0%
Sun River Co., Ltd.	Osaka	¥150,000	100.0%
Izumi Machine Mfg. Co., Ltd.	Aichi	¥150,000	68.8%
TOYOTA L&F Keiji Co., Ltd.	Kyoto	¥140,000	75.0%
Tokyu Co., Ltd.	Aichi	¥135,000	63.3%
Mino Tokyu Co., Ltd.	Gifu	¥18,000	93.4%
Advanced Logistics Solutions Co., Ltd.	Aichi	¥100,000	100.0%
Teion Shokuhin Ryutsu Inc.	Tokyo	¥55,000	60.0%
Toyoda High System, Incorporated	Aichi	¥100,000	90.0%
Nishina Industrial Co., Ltd.	Nagano	¥100,000	82.0%
Suzaka Nishina Industrial Co., Ltd.	Nagano	¥50,000	96.8%
ALTRAN Corporation	Aichi	¥100,000	60.0%
KTL Co., Ltd.	Tokyo	¥100,000	50.5%
TF Logistics Co.,Ltd.	Tokyo	¥100,000	51.0%
Tokaiseiki Co., Ltd.	Shizuoka	¥98,000	92.1%
Taikoh Transportation Group (5 Companies) [2]	–	–	–
SKE Inc.	Aichi	¥80,000	100.0%
SK Maintenance Corporation	Aichi	¥50,000	70.0%
Unica Co., Ltd.	Aichi	¥50,000	100.0%
Iwama Loom Works, Ltd.	Aichi	¥49,920	100.0%
Kawamoto System Corporation	Aichi	¥47,000	100.0%
Nagao Kogyo Co., Ltd.	Aichi	¥31,000	100.0%
TOYOTA L&F Shizuoka Co., Ltd.	Shizuoka	¥30,000	100.0%
Hara Corporation	Gifu	¥23,193	100.0%
Sun Valley Inc.	Aichi	¥22,500	100.0%
Sun Valley CVS Takaramachi Inc.	Aichi	¥3,000	100.0%
Mizuho Industry Co., Ltd.	Aichi	¥20,000	93.8%
Sun Staff, Inc.	Aichi	¥20,000	100.0%
ALT Logistics Co., Ltd.	Aichi	¥20,000	60.0%
Shine's Inc.	Aichi	¥10,000	100.0%
Toyota Industries Well Support Corporation	Aichi	¥10,000	100.0%

Company Name	Location	Capital (thousands in local currency)	% of Voting Rights
Outside Japan			
Toyota Industries Sweden AB *3	Mjölby, Sweden	SEK6,652,977	100.0%
BT Industries Group *3*4 (65 companies)	-	-	-
Toyota Industries Finance International AB *3	Mjölby, Sweden	SEK25,000	100.0%
Michigan Automotive Compressor, Inc.	Parma, Michigan, U.S.A.	US$146,000	60.0%
Toyota Industries North America, Inc. *5	Schaumburg, Illinois, U.S.A.	US$37,900	100.0%
Toyota Industrial Equipment Mfg., Inc. *5	Columbus, Indiana, U.S.A.	US$60,000	100.0%
TD Automotive Compressor Georgia, LLC *5	Jefferson, Georgia, U.S.A.	US$78,000	65.0%
Toyota Material Handling USA, Inc. *5	Irvine, California, U.S.A.	US$12,500	100.0%
ACTIS Manufacturing Ltd. LLC *5	Grapevine, Texas, U.S.A.	US$2,000	60.0%
Toyoda Textile Machinery, Inc. *5	Charlotte, North Carolina, U.S.A.	US$1,300	100.0%
Toyota-Lift of Los Angeles, Inc. *5	Santa Fe Springs, California, U.S.A.	US$1,500	100.0%
Toyota Industries Personnel Service of America, Inc. *5	Schaumburg, Illinois, U.S.A.	US$100	100.0%
Aichi Corporation Group (1 company) *1	-	-	-
Toyota Industry (Kunshan) Co., Ltd.	Kunshan, Jiangsu, China	US$23,000	70.0%
Toyota Industry Automotive Parts (Kunshan) Co., Ltd.	Kunshan, Jiangsu, China	US$12,500	60.0%
TD Automotive Compressor Kunshan Co., Ltd.	Kunshan, Jiangsu, China	US$6,600	61.0%
Toyota Material Handling (Shanghai) Co., Ltd.	Shanghai, China	US$1,000	70.0%
Toyota Industries Trading & Logistics (China) Co., Ltd.	Shanghai, China	US$1,000	100.0%
Kirloskar Toyoda Textile Machinery Private Limited	Bangalore, Karnataka, India	Rs2,426,200	95.1%
TD Deutsche Klimakompressor GmbH	Straßgräbchen, Germany	EUR20,452	65.0%
Toyota Gabelstapler Deutschland GmbH	Duisburg, Germany	EUR720	100.0%
Toyota Industrial Equipment, S.A.	Ancenis, France	EUR9,000	60.0%
Toyota Material Handling Europe NV/SA	Brussels, Belgium	EUR 62	100.0%
Toyota Industrial Equipment Europe, S.A.R.L.	Ancenis, France/Brussels, Belgium	EUR75	100.0%
Toyota Material Handling Belgium SA/NV	Temse, Belgium	EUR2,000	100.0%
Toyota Carrelli Elevatori Italia S.r.l.	Bologna, Italy	EUR3,249	100.0%
Toyota Truck Norge AS	Trondheim, Norway	NOK110,000	100.0%
Toyota Truckutleie Norge AS	Trondheim, Norway	NOK100	100.0%
Toyota Truck Danmark A/S	Vejle, Denmark	DKK10,000	100.0%
Toyota Truckudlejning Danmark A/S	Vejle, Denmark	DKK500	100.0%
Toyota Industrial Equipment (UK) Limited	Castleford, West Yorkshire, U.K.	GBP48	100.0%
Toyota Industrial Equipment (Northern) Limited	Castleford, West Yorkshire, U.K.	GBP2,043	100.0%
Toyota Textile Machinery Europe AG	Zurich, Switzerland	SFR3,000	100.0%
Toyota Maquinas Texteis Brasil Ltda.	São Paulo, Brazil	US$200	100.0%
Toyota Industries Corporation Australia Group *7 (11 companies)	Sydney, Australia	-	-
Toyota Industries Mercosur Ltda.	São Paulo, Brazil	R$26,510	100.0%

Affiliates Accounted for by the Equity Method

Company Name	Location	Capital (thousands in local currency)	% of Voting Rights
Japan			
ST Liquid Crystal Display Corp.	Aichi	¥23,000,000	50.0%
Fuji Logistics Co., Ltd.	Tokyo	¥2,979,675	26.8%
Aichi Corporation Group (1 company) *1	-	-	-
Wanbishi Archives Co., Ltd.	Tokyo	¥4,000,000	43.1%
Outside Japan			
BT Industries Group *4 (16 companies)	-	-	-
Aichi Corporation Group (1 company) *1	-	-	-
Toyota Motor Industries Poland Sp.zo.o.	Jelcz-Laskowice, Poland	PLN500,000	40.0%

*1 Aichi Corporation Group comprises Aichi Corporation, its four subsidiaries and two affiliates. Aichi Corporation is headquartered in Saitama Prefecture and capitalized at ¥10,425 million. Toyota Industries Corporation holds 51.1% of voting rights of Aichi Corporation.

*2 Taikoh Transportation Group comprises Taikoh Transportation Co., Ltd. and its four subsidiaries. Taikoh Transportaion Co., Ltd. is headquartered in Aichi Prefecture and capitalized at ¥83,985 thousand. Toyota Industries Corporation holds 51.4% of voting rights of Taikoh Transportation Co., Ltd.

*3 Toyota Industries Sweden AB is a holding company which holds a 100% share of BT Industries AB, Toyota Industries Finance International AB and Toyota Material Handling Europe NV/SA.

*4 BT Industries Group comprises BT Industries AB, its 64 subsidiaries and 16 affiliates. BT Industries AB is headquartered in Mjölby, Sweden and capitalized at SEK560 million.

*5 Toyota Industries North America, Inc. is a holding company that exercises control over Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., ACTIS Manufacturing Ltd. LLC, Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc., Toyota Industries Personnel Service of America, Inc. and TD Automotive Compressor Georgia, LLC.

*6 Toyota Industries Corporation Australia Group comprises Toyota Industries Corporation Australia Pty Limited and its 10 subsidiaries. Toyota Industries Corporation Australia Pty Limited is headquartered in Sydney, Australia and capitalized at AUD62.8 million. Toyota Industries Corporation holds 100.0% of voting rights of Toyota Industries Corporation Australia Pty Limited.

Note: ¥–Japanese yen; SEK–Swedish krona; US$–U.S. dollar; EUR–Euro; Rs–Indian rupee; NOK–Norwegian krone; DKK–Danish krone; GBP–British Pound; AUD–Australia dollar; R$–Brazil real; SFR–Swiss franc; PLN–Poland zloty

Locations of Major Subsidiaries Outside Japan

(As of March 31, 2006)



No.	Company Name
	North America
1	Toyota Industries North America, Inc.
2	Toyota Industrial Equipment Mfg., Inc.
3	Toyota Material Handling USA, Inc.
4	Toyota-Lift of Los Angeles, Inc.
5	Michigan Automotive Compressor, Inc.
6	TD Automotive Compressor Georgia, LLC
7	ACTIS Manufacturing, Ltd. LLC
8	Toyoda Textile Machinery, Inc.
9	Toyota Industries Personnel Service of America, Inc.
	South America
10	Toyota Industries Mercosur Ltda.
11	Toyota Maquinas Texteis Brasil Ltda.
	Europe
12	Toyota Industries Sweden AB
13	Toyota Material Handling Europe NV/SA
14	BT Industries AB*1
15	Toyota Industrial Equipment, S.A.
16	Toyota Industrial Equipment Europe, S.A.R.L.*2
17	Toyota Gabelstapler Deutschland GmbH
18	Toyota Truck Norge AS
19	Toyota Truckutleie Norge AS
20	Toyota Truck Danmark A/S
21	Toyota Truckudlejning Danmark A/S
22	Toyota Carrelli Elevatori Italia S.r.l.
23	Toyota Industrial Equipment (UK) Limited
24	Toyota Industrial Equipment (Northern) Limited
25	Toyoyta Material Handling Belgium SA/NV
26	TD Deutsche Klimakompressor GmbH
27	Toyota Textile Machinery Europe AG
28	Toyota Industries Finance International AB
	Asia & Oceania
29	Toyota Industries Corporation Australia Pty Limited
30	Toyota Industry (Kunshan) Co., Ltd.
31	Toyota Industry Automotive Parts (Kunshan) Co., Ltd.
32	Toyota Material Handling (Shanghai) Co., Ltd.
33	TD Automatic Compressor Kunshan Co., Ltd.
34	Kirloskar Toyoda Textile Machinery Private Limited
35	Toyota Industries Trading & Logistics (China) Co., Ltd.

*1 BT Industries AB has 80 subsidiaries and affiliates (as of March 31, 2006).
*2 Toyota Industrial Equipment Europe's sales and marketing office is located in Brussels, Belgium.

Financial Section

Consolidated Eleven-Year Summary

Toyota Industries Corporation and Consolidated Subsidiaries
Years ended March 31
The figures in this table are unaudited.

	Millions of yen			
	2006	2005	2004	2003
For The Year				
Net sales	**¥1,505,956**	¥1,241,538	¥1,164,379	¥1,069,219
Operating income	**64,040**	53,120	52,631	52,478
Ordinary income	**80,635**	70,913	58,971	51,375
Net income	**47,077**	43,358	33,623	21,934
Overseas sales	**¥ 620,946**	¥ 539,003	¥ 497,357	¥ 451,594
Depreciation and amortization	**87,288**	70,213	65,352	59,154
Capital expenditures	**158,836**	136,506	89,509	87,559
Research and development expenses	**31,166**	30,051	29,562	29,705
Per share of common stock (yen, U.S. dollars):				
Net income — basic	**¥ 146.16**	¥ 135.09	¥ 108.04	¥ 70.19
Net income — diluted	**146.02**	135.03	101.97	62.90
Shareholders' equity	**5,044.45**	3,504.80	3,199.69	2,522.52
Cash dividends	**38.00**	32.00	24.00	22.00
At Year-End				
Total assets	**¥3,245,341**	¥2,326,824	¥2,011,995	¥1,650,391
Shareholders' equity	**1,611,227**	1,115,747	1,016,764	738,868
Common stock	**80,463**	80,463	80,463	68,047
Number of shares outstanding (excluding treasury stock) (thousands)	**319,320**	318,237	317,666	292,777
Cash Flows				
Net cash provided by operating activities	**¥ 131,785**	¥ 100,095	¥ 92,406	¥ 103,183
Net cash used in investing activities	**(205,014)**	(128,231)	(92,668)	(95,121)
Net cash provided by (used in) financing activities	**85,173**	50,021	(56,015)	57,776
Cash and cash equivalents at end of year	**112,597**	100,536	77,212	136,929
Indices				
Return on equity (ROE) (%)	**3.5**	4.1	3.8	2.7
Return on assets (ROA) (%)	**1.7**	2.0	1.8	1.3
Return on sales (ROS) (%)	**3.1**	3.5	2.9	2.1
Debt/equity ratio (%)	**29.4**	34.4	31.6	55.6
Interest coverage (times)	**7.8**	7.7	7.4	6.7
EBITDA (millions of yen, thousands of U.S. dollars)	**¥ 150,674**	¥ 128,381	¥ 113,676	¥ 95,472
Number of employees at year-end	**32,977**	30,990	27,431	25,030

Notes: 1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥117.47 = US$1, the exchange rate on March 31, 2006.
2. Main changes in accounting standards and methods during the above periods are as follows. These changes have not been applied to the financial statements presented prior to each year retroactively.
(1) Effective beginning the year ended March 31, 2005, the new accounting standards for impairment of fixed assets have been applied. Details are described in Notes to Consolidated Financial Statements.
(2) Effective beginning the year ended March 31, 2003, the new accounting standards for net income per share have been applied.
(3) Effective beginning the year ended March 31, 2001, the new accounting standards for retirement benefits, financial instrument and foreign currency transactions have been applied.
(4) Effective beginning the year ended March 31, 2000, Toyota Industries Corporation (the "Company") has used the annual average exchange rate instead of the year-end rate in order to present the operating results more precisely as significance of the overseas consolidated subsidiaries had been increasing and their revenue and expenses were incurred throughout the fiscal years. The Company also has adopted tax effect accounting due to the amendment of the accounting standards for income taxes. Deferred tax assets have been newly recognized in current assets, and investments and other assets. Deferred tax liabilities have been recognized in current and long-term liabilities.

			Millions of yen				Thousands of U.S. dollars
2002	2001	2000	1999	1998	1997	1996	**2006**
¥ 980,163	¥ 767,383	¥625,773	¥558,876	¥572,698	¥530,851	¥476,084	**$12,819,920**
46,330	47,304	28,867	24,814	32,729	32,675	19,926	**545,160**
47,866	44,525	27,162	23,172	33,202	31,157	21,560	**686,431**
27,311	22,637	13,686	10,391	20,491	17,931	13,549	**400,758**
¥ 396,470	¥ 298,794	¥191,992	¥178,737	¥150,417	¥116,738	¥119,358	**$ 5,285,996**
55,174	46,454	42,752	34,380	27,958	28,043	27,240	**743,066**
88,320	127,273	44,746	60,468	62,007	35,408	29,629	**1,352,141**
29,985	26,196	24,062	23,231	23,112	19,691	18,770	**265,310**
¥ 87.28	¥ 75.90	¥ 48.32	¥ 36.30	¥ 72.33	¥ 63.55	¥ 48.03	**$ 1.24**
78.26	67.77	43.18	32.62	63.48	55.20	47.13	**1.24**
2,809.54	3,036.77	1,116.62	1,063.05	1,056.81	996.18	947.04	**42.94**
19.00	17.00	16.00	16.00	16.00	16.00	13.00	**0.32**
¥1,770,401	¥1,869,642	¥685,914	¥617,071	¥593,004	¥556,291	¥454,503	**$27,626,977**
878,812	951,298	316,293	301,158	304,097	281,154	267,145	**13,716,072**
68,022	68,019	40,178	40,178	40,133	31,458	31,322	**684,966**
312,796	313,260	283,260	283,296	287,752	282,233	282,083	
¥ 81,078	¥ 78,413	¥ 68,058	¥ 44,133	¥ 50,952	¥ 51,327	N/A	**$ 1,121,861**
(106,711)	(155,871)	(67,187)	(96,222)	(26,897)	(74,968)	N/A	**(1,745,246)**
1,225	94,472	27,500	24,368	(12,918)	69,081	N/A	**725,062**
71,120	95,297	77,332	49,955	74,303	62,322	N/A	**958,517**
3.0	3.6	4.4	3.4	7.0	6.5	5.2	
1.5	1.8	2.1	1.7	3.6	3.6	3.1	
2.8	2.9	2.2	1.9	3.6	3.4	2.8	
35.9	30.7	60.5	51.6	37.5	46.0	20.4	
5.8	9.1	14.5	16.4	17.6	13.0	8.7	
¥ 97,540	¥ 79,921	¥ 64,681	¥ 51,033	¥ 55,212	¥ 55,548	¥ 44,830	**$ 1,282,659**
23,056	21,118	13,132	12,797	11,239	10,738	10,806	

(5) Effective beginning the year ended March 31, 1999, the Company has presented consolidated financial statements as follows: In the consolidated statements of income, enterprise taxes, which had been included in selling, general and administrative expenses up to and including the previous year, have been included in income taxes. Amortization of goodwill, which had been classified as a deductible item from income before income taxes until the previous year, has been included in selling, general and administrative expenses. Equity in earnings/losses of affiliates, which had been added to or deducted from income before income taxes until the previous year, has been included in non-operating income or expenses.

3. Net income per share, ROE and ROA are computed based on the average number of shares, shareholders' equity and total assets, respectively, for each year.

4. Debt/equity ratio = Interest-bearing debt / Shareholders' equity

5. Interest coverage = (Operating income + Interest and dividends income) / Interest expenses

6. EBITDA = Income before income taxes + Interest expenses - Interest and dividends income + Depreciation and amortization

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is based on information known to management as of June 2006.

This section contains projections and forward-looking statements that involve risks, uncertainties and assumptions. You should be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its consolidated subsidiaries to differ materially from any projections or forward-looking statements. These risks and uncertainties include, but are not limited to, those listed under "Risk Information" and elsewhere in this annual report.

The fiscal year ended March 31, 2006 is referred to as fiscal 2006 and other fiscal years are referred to in a corresponding manner. All references to the "Company" herein are to Toyota Industries Corporation; and references to "Toyota Industries," "Toyota Industries Group" or the "Group" herein are to the Company and its 153 consolidated subsidiaries.

Result of Operations

Operating Performance

In fiscal 2006, the Japanese economy was on a solid recovery track. Private-sector capital investment increased on the back of improved corporate earnings while consumer spending rose as employment conditions improved. The overall economic outlook was also positive overseas, with an expanding U.S. economy and the European economy maintaining their underlying strengths. In Asia, the Chinese economy continued to grow at a brisk pace.

In this environment, Toyota Industries made efforts to strengthen its corporate structure by attempting to ensure customer trust through its dedication to quality, the development of appealing new products, aggressive sales promotions and execution of a Group-wide program to reduce costs.

As a result, total consolidated net sales of Toyota Industries amounted to ¥1,506.0 billion, an increase of ¥264.4 billion (21.3%) over fiscal 2005. (For a breakdown of operating results by business segment, refer to Operating Performance Highlights by Business Segment.)

At the profit level, ordinary income amounted to ¥80.6

Net Sales, Overseas Sales and Overseas Sales Ratio



(¥ Billion)
(%)
1,600
1,400
1,200
1,000
800
600
400
200
0
80
70
60
50
40
30
20
10
0
FY
02
03
04
05
06
■ Net sales (left)
■ Overseas sales (left)
— Overseas sales ratio (right)

Ordinary Income and Ordinary Income Ratio



(¥ Billion)
(%)
100
80
60
40
20
0
10
8
6
4
2
0
FY
02
03
04
05
06
■ Ordinary income (left)
— Ordinary income ratio (right)

Operating Income and Operating Income Ratio



(¥ Billion)
(%)
70
60
50
40
30
20
10
0
14
12
10
8
6
4
2
0
FY 02 03 04 05 06
■ Operating income (left)
— Operating income ratio (right)



Net Sales of Automobile Segment

Operating Income of Automobile Segment



(¥ Billion)
800
600
400
200
0
FY 02 03 04 05 06
(¥ Billion)
40
30
20
10
0
FY 02 03 04 05 06

billion, an increase of ¥9.7 billion (13.7%) over fiscal 2005. Despite the effects of a steep rise in crude oil and steel prices, as well as increases in depreciation and personnel expenses, this increase was achieved due largely to an expansion in global sales and Group-wide cost-reduction efforts. Net income amounted to ¥47.1 billion, an increase of ¥3.7 billion (8.6%) over fiscal 2005.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for fiscal 2006 increased ¥234.7 billion (22.5%) over fiscal 2005 to ¥1,276.5 billion. This increase reflected increases in depreciation expenses, raw materials prices and personnel expenses in addition to an increase in net sales.

Selling, general and administrative expenses increased ¥18.8 billion (12.8%) to ¥165.4 billion, due primarily to increases in personnel, sales promotion and depreciation expenses.

Operating Income

Operating income for fiscal 2006 increased ¥10.9 billion (20.6%) over fiscal 2005 to ¥64.0 billion, attributable mainly to an increase in sales in Japan and overseas as well as Group-wide cost-reduction activities.

Operating Performance Highlights by Business Segment

Below are the operating results by business segment. Net sales for each segment do not include intersegment transactions.

Automobile Segment

In the automobile industry as a whole, sales in Japan were almost the same as in fiscal 2005. Overseas sales rose over the same period as a result of increases in the Asian and Latin American markets.

Net sales of the Automobile Segment of Toyota Industries totaled ¥746.8 billion, an increase of ¥130.6 billion (21.2%) over fiscal 2005.

Within this segment, net sales of the Vehicle Business totaled ¥372.1 billion, an increase of ¥93.3 billion (33.4%) over fiscal 2005. Both the Vitz (Yaris outside Japan) and the RAV4, which underwent a full model change, recorded robust sales.

Net sales of the Engine Business totaled ¥132.4 billion, an increase of ¥19.1 billion (16.8%) over fiscal 2005. We proactively augmented our engine production capacity to accommodate an increase in global production of

Car Air-Conditioning Compressor Unit Sales



(Million Units)
20
15
10
5
0
FY 02 03 04 05 06
■ Japan
■ North America
■ Europe
■ Asia and Oceania

Net Sales of Materials Handling Equipment Segment



(¥ Billion)
600
500
400
300
200
100
0
FY 02 03 04 05 06



Operating Income of Materials Handling Equipment Segment



(¥ Billion)
40
35
30
25
20
15
10
5
0
FY 02 03 04 05 06

Net Sales of Logistics Segment

Operating Income of Logistics Segment



(¥ Billion)
80
60
40
20
0
FY 02 03 04 05 06
(¥ Billion)
3
2
1
0
FY 02 03 04 05 06

The Logistics Segment was newly created in fiscal 2006.

vehicles by Toyota Motor Corporation (TMC). This measure in turn led to increases in sales of KD diesel engines that started being produced in June 2005 for TMC's Innovative International Multi-Purpose Vehicle (IMV) Project and AD diesel engines fitted in the RAV4 for Europe.

Net sales of the Car Air-Conditioning Compressor Business totaled ¥216.0 billion, an increase of ¥18.0 billion (9.1%) over fiscal 2005. While sales in the domestic market were approximately the same level as for fiscal 2005, overseas sales increased. TD Automotive Compressor Georgia, LLC (TACG), which was established in the U.S. state of Georgia in July 2004, started production of variable-displacement compressors in December 2005. TD Automotive Compressor Kunshan, Co., Ltd., which was established in China in May 2005, also commenced production of car air-conditioning compressors in April 2006.

Materials Handling Equipment Segment

In the materials handling equipment industry as a whole, unit sales increased substantially over fiscal 2005. Demand was strong in the Japanese and overseas markets amid a sustained global economic recovery. Within this environment, Toyota Industries strengthened its sales network globally, while promoting vigorous sales promotion activities targeting major clients.

Net sales of the Materials Handling Equipment Segment of Toyota Industries totaled ¥595.2 billion, an increase of ¥91.2 billion (18.1%) over fiscal 2005. In Japan, unit sales of TOYOTA-brand electric counterbalanced lift trucks increased significantly in line with a heightened environmental awareness among domestic companies. As a result, we achieved a 43.4% share in the Japanese lift truck market during January to December 2005, marking the 40th consecutive year that we maintained a top position in the domestic lift truck industry. Globally, we sold a record 112,000 TOYOTA-brand lift trucks, an increase of 11% over the same period in 2004.

The BT brand posted a strong increase in sales of reach trucks, low-level order picking trucks and other warehouse trucks. Aichi Corporation, one of our subsidiaries and a major manufacturer of aerial work platforms, recorded a substantial increase in sales over fiscal 2005 on the back of strong replacement demand from electricity companies and the telecommunications industry.

In July 2005, we established the Toyota Material Handling Group to further strengthen cooperation and maximize synergies between TOYOTA and BT brands. Under this new framework, we aim to consolidate our Materials Handling Equipment Business in Europe, North America and Japan to enhance our global market share.

Logistics Segment

Toyota Industries has entered into the logistics solutions business to reduce customers' logistics costs through optimized logistics processes. Net sales of the Logistics Segment amounted to ¥65.1 billion in fiscal 2006, due largely to the solid performance of the transportation business and the contribution made by Asahi Securities Co., Ltd., which is engaged in comprehensive cash management outsourcing services such as cash collection and delivery as well as cash proceeds management. In January 2006, we acquired the capital stock of Wanbishi Archives Co., Ltd. to further expand our business domain.

Textile Machinery Segment

In the textile machinery industry as a whole, the mainstay Chinese market remained strong on the back of robust demand for capital investment, despite the Chinese government's monetary-tightening measures and the

Net Sales of Textile Machinery Segment

(¥ Billion)

50 40 30 20 10 0

FY 02 03 04 05 06

Operating Income (Loss) of Textile Machinery Segment

(¥ Billion)

3 2 1 0 (1) (2)

FY 02 03 04 05 06

Net Sales of Others Segment



(¥ Billion)
80
60
40
20
0
FY 02 03 04 05 06

Operating Income of Others Segment
(Including Elimination of Intersegment Transactions)



(¥ Billion)
6
5
4
3
2
1
0
FY 02 03 04 05 06

safeguards exercised by Europe and the United States to contain Chinese garment imports.

Net sales of the Textile Machinery Segment of Toyota Industries totaled ¥49.8 billion, an increase of ¥5.9 billion (13.4%) from fiscal 2005, due largely to an increase in sales of air-jet looms to China and India as well as strong sales of spinning machinery.

Others Segment

Because we separated our logistics-related businesses from the Others Segment into the Logistics Segment, net comparisons with the previous year's results cannot be made. Net sales of the Others Segment for fiscal 2006 amounted to ¥49.0 billion.

TIBC Corporation (TIBC), a joint venture with Ibiden Co., Ltd. that manufactures and sells ball grid array plastic package substrates, underwent strong demand for plastic package substrates for personal computers.

Sales by Geographical Segment

Below are Toyota Industries' operating results by geographical segment. Net sales for each geographical segment do not include intersegment transactions.

Japan

Net sales increased ¥194.3 billion (23.8%) over fiscal 2005 to ¥1,009.4 billion, while operating income totaled ¥52.8 billion, up ¥9.2 billion (21.1%). These increases are due mainly to a rise in unit sales of vehicles and lift trucks.

North America

Net sales totaled ¥246.1 billion, an increase of ¥33.9 billion (16.0%) over fiscal 2005. Operating income was ¥6.7 billion, up ¥0.4 billion (6.4%). Both increases were the result of an increase in unit sales of lift trucks.

Europe

Net sales increased ¥27.6 billion (14.6%) to ¥216.2 billion, due largely to an increase in unit sales of lift trucks. On the other hand, operating income decreased ¥0.1 billion (3.0%) to ¥4.5 billion, mainly as a result of a decrease in earnings of car air-conditioning compressor manufacturing subsidiaries.

Others

Net sales totaled ¥34.2 billion, an increase of ¥8.7 billion (33.8%), whereas operating income rose ¥0.8 billion (131.6%) to ¥1.5 billion.

Non-Operating Income and Expenses

Non-operating income increased ¥5.6 billion (14.6%) to ¥43.9 billion in fiscal 2006, owing primarily to an increase in dividends income from TMC.

Non-operating expenses totaled ¥27.3 billion, an increase of ¥6.8 billion (33.0%), due mainly to increases in interest expenses and a loss on disposal of fixed assets.

Income before Income Taxes

Income before income taxes amounted to ¥80.6 billion, up ¥10.3 billion (14.6%), as a result of a ¥9.7 billion increase in ordinary income.

Income Taxes

Income taxes increased ¥6.1 billion (27.2%) to ¥28.3 billion, due largely to an increase in income taxes of the Company and the BT Industries Group.

Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries amounted to ¥5.3 billion, up ¥0.5 billion (10.7%), as a result of strong performance by subsidiaries.

Net Income per Share


(¥)
160
140
120
100
80
60
40
20
0
FY 02 03 04 05 06
Basic
Diluted

Total Assets, Shareholders' Equity and Shareholders' Equity Ratio


(¥ Billion)
(%)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
70
60
50
40
30
20
10
0
FY 02 03 04 05 06
Total assets (left)
Shareholders' equity (left)
Shareholders' equity ratio (right)

Net Income

Net income totaled ¥47.1 billion, an increase of ¥3.7 billion (8.6%) over fiscal 2005. Net income per share was ¥146.16, compared with ¥135.09 in fiscal 2005. Diluted net income per share increased from ¥135.03 to ¥146.02.

Liquidity and Capital Resources

Toyota Industries' financial policy is to ensure sufficient financing and liquidity for its business activities and to maintain strong balance sheets. Currently, funds for capital investments and other long-term capital needs are provided from retained earnings and long-term debt, and working capital needs are met through short-term loans. Long-term debt financing is carried out mainly through issuance of corporate bonds and loans from financial institutions.

In addition to current assets such as cash and cash equivalents and securities, Toyota Industries maintained a commercial paper issuance capacity of ¥100.0 billion as of March 31, 2006.

Toyota Industries continues to maintain its solid financial condition. Through the use of such current assets as cash and cash equivalents and securities, as well as free cash flows and funds procured from financial institutions, Toyota Industries believes that it will be able to provide sufficient funds for the working capital necessary to expand existing businesses and develop new projects, and for future investments.

Regarding fund management, the Company undertakes integrated fund management of its subsidiaries in Japan, while Toyota Industries North America, Inc. (TINA) and Toyota Industries Finance International AB (TIFI) centrally manage the funds of subsidiaries in North America and Europe, respectively.

Through close cooperation among the Company, TINA and TIFI, we strive for efficient, unified fund management on a global consolidated basis.

Assets, Liabilities and Shareholders' Equity

Total assets at the end of fiscal 2006 amounted to ¥3,245.3 billion, up ¥918.5 billion (39.5%) over the end of fiscal 2005, due largely to an increase in Investments and other assets.

Current assets increased ¥46.3 billion (10.0%) over the previous fiscal year-end to ¥509.3 billion, reflecting the increases in cash and cash equivalents as well as trade notes and accounts receivable.

Property, plant and equipment increased ¥69.1 billion (15.1%) to ¥526.2 billion. Intangible assets decreased ¥7.0 billion (6.0%) to ¥110.0 billion, due mainly to amortization of goodwill.

Investments and other assets amounted to ¥2,100.0 billion, an increase of ¥810.2 billion (62.8%) over fiscal 2005. This increase was mainly the result of an increase in the market prices of shares of TMC and other Toyota Group companies held by Toyota Industries.

On the liabilities side, current liabilities increased ¥24.6 billion (5.8%) over the previous fiscal year-end to ¥446.1 billion as a result of an increase in trade notes and accounts payable.

Long-term liabilities amounted to ¥1,138.7 billion, an

Cash Flows


(¥ Billion)
150
100
50
0
(50)
(100)
(150)
(200)
(250)
FY 02 03 04 05 06
Net cash provided by operating activities
Net cash used in investing activities
Net cash provided by (used in) financing activities

Investment in Property, Plant and Equipment


(¥ Billion)
160
140
120
100
80
60
40
20
0
FY 02 03 04 05 06
Automobile
Materials Handling Equipment
Logistics
Textile Machinery
Others

increase of ¥390.1 billion (52.1%) over the previous fiscal year-end. This was due chiefly to issuance of bonds and an increase in deferred tax liabilities arising from a rise in the market value of investment securities.

Minority interest in consolidated subsidiaries increased ¥8.4 billion (20.5%) to ¥49.3 billion.

Shareholders' equity increased ¥495.5 billion (44.4%) to ¥1,611.2 billion. This increase primarily reflected an increase in net unrealized gains on other securities accompanying an increase in the market value of investment securities. The ratio of shareholders' equity to total assets increased from 48.0% in the previous fiscal year to 49.6%, while shareholders' equity per share at year-end rose from ¥3,504.80 to ¥5,044.45.

Cash Flows

Cash flows from operating activities resulted in an increase in cash of ¥131.8 billion in fiscal 2006, due mainly to income before income taxes amounting to ¥80.6 billion. Net cash provided by operating activities increased ¥31.7 billion (31.7%) from ¥100.1 billion in the previous fiscal year. Cash flows from investing activities resulted in a decrease in cash of ¥205.0 billion, attributable primarily to payments for purchases of property, plant and equipment amounting to ¥161.5 billion, an increase of ¥51.4 billion (46.7%) from fiscal 2005. Net cash used in investing activities increased ¥76.8 billion (59.9%) from ¥128.2 billion in the previous fiscal year. Cash flows from financing activities resulted in an increase in cash of ¥85.2 billion due mainly to proceeds from issuance of bonds in an amount of ¥68.7 billion. Net cash provided by financing activities increased ¥35.2 billion (70.3%) from ¥50.0 billion in the previous fiscal year.

After translation adjustments, cash and cash equivalents as of March 31, 2006 stood at ¥112.6 billion, an increase of ¥12.1 billion (12.0%) over fiscal 2005.

Investment in Property, Plant and Equipment

During fiscal 2006, Toyota Industries made a total investment of ¥151.8 billion in property, plant and equipment (including ¥21.7 billion in vehicles and materials handling equipment for lease) in order to launch new products, streamline and upgrade production equipment, and augment R&D facilities.

In the Automobile Segment, investment in property, plant and equipment totaled ¥90.5 billion. A primary breakdown of this amount included ¥61.5 billion for the Company, ¥8.1 billion for TACG, ¥5.9 billion for TD Deutsche Klimakompressor GmbH, ¥5.4 billion for Izumi Machine Mfg. Co., Ltd., ¥3.6 billion for Tokyu Co., Ltd., ¥1.3 billion for Toyota Industry Automotive Parts (Kunshan) Co., Ltd. and ¥1.2 billion for Tokaiseiki Co., Ltd.

The Materials Handling Equipment Segment made an investment in property, plant and equipment in the total amount of ¥38.2 billion. The primary breakdown comprised ¥6.8 billion for the Company and ¥11.3 billion for the BT Industries Group.

Investment in property, plant and equipment in the Logistics Segment totaled ¥3.8 billion, including ¥23 million for the Company and ¥3.1 billion for Taikoh Transportation Co., Ltd.

The Textile Machinery Segment made an investment in property, plant and equipment in the total amount of ¥0.6

billion, including ¥0.4 billion for the Company.

In the Others Segment, the investment in property, plant and equipment totaled ¥18.7 billion, including ¥13.1 billion for the Company and ¥4.9 billion for TIBC.

Necessary funds were provided by a portion of bonds as well as internal funds and bank loans.

Business Strategy

Since its establishment as a specialized textile machinery manufacturer in 1926, Toyota Industries has diversified the scope of its businesses and achieved growth to become a company with such wide-ranging businesses as automobile-related, materials handling equipment, logistics and textile machinery businesses.

At present, Toyota Industries is undertaking an array of initiatives aimed at achieving further growth under a new five-year Medium-Term Management Plan begun in fiscal 2007, ending March 2007.

With an emphasis on quality as the basis of its management, Toyota Industries regards addressing environmental and safety-related areas and enhancing competitiveness as crucial management issues over the medium to long term. Accordingly, we will promote the development of cutting-edge technologies for providing products that anticipate customer needs, while strengthening our value chain. Additionally, we will create a structure for reinforcing our global consolidated management and utilizing our overall capabilities. As the basis for this structure, Toyota Industries plans to bolster its workplace strengths and cultivate global-oriented personnel who will support future business growth.

By business, our Vehicle and Engine businesses will strive for further growth in performance by contributing to TMC's global strategy.

The Materials Handling Equipment and Car Air-Conditioning Compressor businesses are expected to maintain their respective leading positions in world markets while implementing global business strategies, expanding market share and enhancing business results.

Meanwhile, the Textile Machinery Business aims to maintain its No. 1 share of the global market for air-jet looms and aims for stable business operations.

The Electronics Business, including power electronics devices for hybrid vehicles, and the Logistics Solutions Business will promote initiatives aimed at achieving growth to become future pillars of our operations.

By undertaking these measures, we intend to strengthen our competitiveness and raise corporate value. We also anticipate the undertaking of corporate activities with a consideration of the environment and working to realize growth in harmony with society.

Strategies and Outlook

Outlook for Results for Fiscal 2007

Toyota Industries expects the Japanese economy to continue along a steady path toward recovery thanks to a favorable ripple effect on consumer spending arising from strong corporate performance. However, uncertainties persist regarding exchange rate fluctuations and a further increase in the prices of crude oil and other raw materials.

For fiscal 2007, ending March 31, 2007, Toyota Industries forecasts consolidated net sales of ¥1,670.0 billion, ordinary income of ¥85.0 billion and net income of ¥49.0 billion. We are determined to heighten the comprehensive capabilities of the Toyota Industries Group as a whole by placing utmost emphasis on product quality, giving considerations to the environment and safety, increasing our competitive strengths, promoting technological advancements and strengthening our value chain so that we can develop and market leading-edge products that anticipate customer needs. We also plan to further augment global consolidated management and build a business structure that can take advantage of the collective strength of Toyota Industries while enhancing capabilities in the workplace and nurturing personnel of international caliber who will lead Toyota Industries to the next level of growth. We will further strive to promote adherence to compliance as well as proactive participation in environmental protection and social contribution activities.

Our projections are based on an exchange rate of ¥115.0 = US$1.

Dividend Policy

The Company regards the benefits of shareholders as one of its most important management policies. Based on this stance, we will strive to strengthen Toyota Industries' corporate constitution, promote proactive business development and raise its corporate value.

The Company's dividend policy is to meet the expectations of shareholders while giving full consideration to business performance, capital demand, the dividend payout ratio on a consolidated basis and other factors. Toyota Industries' Ordinary General Meeting of Shareholders, held on June 22, 2006, approved a year-end cash dividend of ¥20.0 per share. Including the interim cash dividend of ¥18.0 per share, cash dividends for the year totaled ¥38.0 per share, an increase of ¥6.0 per share over fiscal 2005.

The dividend payout ratio was 40.3%. On a consolidated basis, it was 26.0%.

Toyota Industries intends to use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use retained earnings to repurchase treasury stock.

Risk Information

The following represent risks that could have a material impact on Toyota Industries' financial condition, business results and share prices. The risks mentioned in this annual report represent only a portion of the risks that could have an impact on Toyota Industries' financial condition and business results, and do not necessarily cover all possible risks. There is also a possibility that Toyota Industries could be affected in the future by risks currently unknown or not considered noteworthy or significant.

Principal Customers

Toyota Industries' automobile and engine products are sold primarily to TMC. In fiscal 2006, net sales to TMC accounted for 35.0% of consolidated net sales. Therefore, TMC's vehicle sales could have an impact on Toyota Industries' business results. As of March 31, 2006, TMC held 24.02% of the Company's voting rights.

Product Development Capabilities

Based on the concept of "developing appealing new products," Toyota Industries proactively develops new products by utilizing its leading-edge technologies, as it strives to anticipate increasingly sophisticated and diversifying needs of the market and ensure the satisfaction of its customers. R&D activities are focused mainly on developing and upgrading products in current business fields and peripheral sectors. Toyota Industries expects that revenues derived from these fields will continue to account for a significant portion of total revenues and anticipates that future growth will be contingent on the development and sales of new products in these fields. Toyota Industries believes that it can continue to develop appealing new products. However, Toyota Industries may not be able to forecast market needs and develop and introduce appealing new products in a timely manner. This could result in lower future growth and have an adverse impact on Toyota Industries' financial condition and business results. Such a situation could result from risks that include no assurance Toyota Industries can allocate sufficient future funds necessary for the development of appealing new products; no assurance that product sales will be successful, as forecasts of products supported by the market may not always be accurate; and no assurance that newly developed products and technologies will always be protected as intellectual property.

Intellectual Property Rights

In undertaking its business activities, Toyota Industries has acquired numerous intellectual property rights, including those acquired overseas, such as patents related to its products, product designs and manufacturing methods. However, not all patents submitted will necessarily be registered as rights, and these patents could thus be rejected by patent authorities or invalidated by third parties. Also, a third party could circumvent a patent of Toyota Industries and introduce a competing product into the market. Moreover, Toyota Industries' products utilize a wide range of technologies. Therefore, Toyota Industries could become a party subject to litigation involving the intellectual property rights of a third party.

Product Defects

Guided by the basic philosophy of "offering products and services that are clean, safe and of high quality," Toyota Industries makes its utmost efforts to enhance quality. However, Toyota Industries cannot guarantee all its products will be defect-free and that product recalls will not be made in the future. Toyota Industries is insured for product liability indemnity. However, Toyota Industries cannot guarantee that this insurance will sufficiently cover final indemnity amounts incurred. Product defects that could lead to large-scale recalls and product liability indemnities could result in large cost burdens and have a significant negative impact on the evaluation of Toyota Industries. It could also have an adverse effect on Toyota Industries' financial condition and business results due to a decrease in sales, deterioration of profitability and decrease in share prices of Toyota Industries.

Price Competition

Toyota Industries faces extremely harsh competition in each of the industries in which it conducts business, including its Automobile and Materials Handling Equipment businesses, which are the core of Toyota Industries' earnings foundation. Toyota Industries believes it offers high-value-added products that are unrivalled in terms of technology, quality and cost. Amid an environment characterized by intensifying price competition, however, Toyota Industries may be unable to maintain or increase market share against low-cost competitors or to maintain profitability. This could have an adverse impact on Toyota Industries' financial condition and business results.

Reliance on Suppliers of Raw Materials and Components

Toyota Industries' products rely on various raw materials and components from suppliers outside the Toyota Industries Group. Toyota Industries has concluded basic business contracts with these external suppliers and assumes it can carry out stable transactions for raw materials and components. However, Toyota Industries has no assurances against future shortages of raw materials and components, which arise from a global shortage due to tight supply or an unforeseen accident involving a supplier. Such shortages could have a negative effect on Toyota Industries' product production and cause an increase in costs, which could have an adverse impact on Toyota Industries' financial condition and business results.

Environmental Regulations

In view of its social responsibilities as a company, Toyota Industries strives to reduce any burden on the environment resulting from its production processes, as well as strictly adheres to applicable environmental laws and regulations. However, various environmental regulations could also be revised and strengthened in the future. Accordingly, any expenses necessary for continuous strict adherence to these environmental regulations could result in increased business costs and have an adverse impact on Toyota Industries' financial condition and business results.

Alliances with Other Companies

Aiming to expand its businesses, Toyota Industries engages in joint activities with other companies through alliances and joint ventures. However, a wildly fluctuating market trend or a disagreement between Toyota Industries and its partners, owing to business, financial or other reasons, could prevent Toyota Industries from deriving the intended benefits of its alliances.

Exchange Rate Fluctuations

Toyota Industries' businesses encompass the production and sales of products and the provision of services worldwide. Generally, the strengthening of the yen against other currencies (especially against the U.S. dollar and the euro, which account for a significant portion of Toyota Industries' sales) has an adverse impact on Toyota Industries' business, while a weakening of the yen has a favorable impact. An increase in the value of currencies in countries or regions where Toyota Industries carries out production could lead to an increase in local production, procurement and distribution costs. Such an increase in costs could reduce Toyota Industries' price competitiveness. Additionally, because export sales of several businesses are denominated mainly in yen, exchange rate fluctuations could have an adverse impact on Toyota Industries' financial condition and business results due to a change in market prices.

Share Price Fluctuations

Toyota Industries holds marketable securities, and therefore bears the risk of price fluctuation of these shares. Based on fair market value of these shares at the end of the fiscal year under review, Toyota Industries had unrealized gains. However, unrealized gains on marketable securities could worsen depending on future share price movements. Additionally, a fall in share prices could reduce the value of pension assets, leading to an increase in the pension shortfall.

Effects of Disasters, Power Blackouts and Other Incidents

Toyota Industries carries out regular checks and inspections of its production facilities to minimize the effect of production breakdown. However, there is no assurance Toyota Industries can completely prevent or lessen the impact of man-made or natural disasters, including malfunctions of production facilities, fires at production facilities and power blackouts. For example, the majority of Toyota Industries' domestic production facilities and most of its business partners are situated in the Chubu region. Therefore, a major earthquake such as the Tokai Earthquake, or an incident that affects other operations, could delay or stop production or shipment activities. Such prolonged delays and stoppages could have an adverse impact on Toyota Industries' financial condition and business results.

Latent Risks Associated with International Activities

Toyota Industries manufactures and sells products and provides services in various countries. Such unforeseen factors as social chaos, including political disruptions, terrorism and wars, as well as changes in economic conditions, could have an adverse impact on Toyota Industries' financial condition and business results.

Retirement Benefit Liabilities

Toyota Industries' employee retirement benefit expenses and liabilities are calculated based on expected rates of return on pension assets as well as assumptions upon making actuarial calculations that incorporate discount rates and other factors. Therefore, differences between actual results and assumptions as well as changes in the assumptions could have a significant impact on recognized expenses and calculated liabilities in future accounting periods.

Significant Accounting Policies and Estimates

Toyota Industries' financial statements are prepared in conformity with accounting principles and practices generally accepted in Japan. In preparing financial statements, management must make estimates, judgments and assumptions that affect reported amounts of assets and liabilities at fiscal year-end as well as revenues and expenses during each fiscal year. Among Toyota Industries' significant accounting policies, the following categories require a considerable degree of judgment and estimation and are highly complex.

Allowance for Doubtful Accounts

To prepare for the risk of receivables becoming uncollectible, Toyota Industries estimates its allowance for doubtful accounts by utilizing the percentage of historical experiences in credit losses for ordinary receivables and individually examining the feasibility of collection for receivables that seem to be uncollectible. Evaluating the allowance for doubtful accounts involves judgments made in accordance with the nature of the situation, and this allowance represents an essential and crucial estimate—including future estimates of cash flow amounts and timing—that could change significantly. Based on currently available information, Toyota Industries' management believes its present allowance for doubtful accounts is sufficient. However, the need to significantly increase allowance for doubtful accounts in the future could have an adverse impact on Toyota Industries' business results.

Allowance for Retirement Benefits

Calculations differ for retirement benefits, retirement benefit expenses and liabilities after employee retirement, as well as benefits for employees on leave of absence because different assumptions are used at the time of calculation. Assumptions include such factors as discount rates, amount of benefits, interest expenses, expected rates of return on pension assets and mortality rates. The difference in amounts between these assumptions and actual results is calculated cumulatively and amortized over future accounting periods, and thus becomes an expense and is recognized as a liability in future accounting periods. Toyota Industries believes its assumptions are reasonable. However, differences between actual results or changes in the assumptions could have an impact on retirement benefits and retirement benefit expenses and liabilities after employee retirement.

Toyota Industries' Relationship to Toyota Motor Corporation

Due to historical reasons, Toyota Industries maintains close relationships with TMC and Toyota Group companies in terms of capital and business dealings.

Historical Background

In 1933, Kiichiro Toyoda, the eldest son of founder Sakichi Toyoda and then Managing Director of Toyota Industries (then Toyoda Automatic Loom Works, Ltd.), established the Automobile Division within the Company based on his resolve to manufacture Japanese-made automobiles. In 1937, the Automobile Division was spun off and became an independent company, Toyota Motor Co., Ltd. (the present Toyota Motor Corporation).

Capital Relationship

In light of this historical background, Toyota Industries and TMC have maintained a close capital relationship. As of March 31, 2006, Toyota Industries held 5.54% (200,025 thousand shares) of TMC's total shares issued. Likewise, as of the same date, TMC held 24.02% (76,600 thousand shares) of Toyota Industries' total voting rights and 23.51% of total shares issued. Toyota Industries is a TMC affiliate accounted for by the equity method.

Business Relationship

Toyota Industries assembles certain cars and produces automobile engines under consignment from TMC. Toyota Industries also sells car air-conditioning compressors to DENSO, a Toyota Group company. Additionally, we sell a portion of our other components and products directly or indirectly to other Toyota Group companies. In fiscal 2006, our net sales to TMC and DENSO accounted for 35.0% and 7.6% of our consolidated net sales, respectively.

Contributions to the Toyota Group

As a member of the Toyota Group, Toyota Industries aims to contribute to strengthening the competitiveness of TMC and other Toyota Group companies in such areas as quality, cost, delivery and technologies. Toyota Industries is confident that raising the Toyota Group's competitiveness will lead to increases in our sales to and profits from the Toyota Group, thereby contributing to raising Toyota Industries' corporate value.

Consolidated Balance Sheets

Toyota Industries Corporation and Consolidated Subsidiaries
As of March 31, 2006 and 2005

ASSETS	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 1) 2006
Current assets:			
Cash and cash equivalents	¥ 112,597	¥ 100,536	$ 958,517
Trade notes and accounts receivable (Note 7)	200,690	173,459	1,708,436
Short-term investments	76	199	647
Inventories (Note 5)	104,534	94,024	889,878
Deferred tax assets (Note 15)	18,096	20,379	154,048
Other current assets	75,938	76,729	646,446
Less — allowance for doubtful accounts	(2,665)	(2,352)	(22,686)
Total current assets	509,266	462,974	4,335,286
Fixed assets:			
Property, plant and equipment:			
Buildings and structures (Note 7)	155,169	132,419	1,320,925
Machinery, equipment and vehicles	240,467	185,425	2,047,050
Tools, furniture and fixtures	22,311	18,834	189,929
Land (Note 7)	87,214	78,659	742,436
Construction in progress	20,994	41,742	178,718
Total property, plant and equipment	526,155	457,079	4,479,058
Intangible assets:			
Software	12,484	12,411	106,274
Goodwill	97,485	104,561	829,871
Total intangible assets	109,969	116,972	936,145
Investments and other assets:			
Investments in securities (Notes 4 and 7)	1,975,793	1,198,337	16,819,554
Investments in affiliated companies	60,977	31,063	519,086
Long-term loans	8,592	9,804	73,142
Long-term prepaid expenses	11,359	13,219	96,697
Deferred tax assets (Note 15)	6,842	7,234	58,245
Other investments and other assets	36,626	30,473	311,790
Less — allowance for doubtful accounts	(238)	(331)	(2,026)
Total investments and other assets	2,099,951	1,289,799	17,876,488
Total fixed assets	2,736,075	1,863,850	23,291,691
Total assets	¥3,245,341	¥2,326,824	$27,626,977

The accompanying notes are an integral part of these financial statements.

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	**2006**
Current liabilities:			
Trade notes and accounts payable	**¥ 182,595**	¥ 160,231	**$ 1,554,397**
Short-term bank loans (Note 7)	**38,929**	59,945	**331,395**
Commercial paper	**29,680**	-	**252,660**
Current portion of bonds (Note 7)	**15,000**	20,300	**127,692**
Other payables	**30,620**	45,462	**260,662**
Accrued expenses	**67,674**	59,357	**576,096**
Accrued income taxes	**13,625**	15,297	**115,987**
Deposits received from employees	**20,915**	20,055	**178,046**
Deferred tax liabilities (Note 15)	**3,858**	4,067	**32,842**
Other current liabilities (Note 7)	**43,222**	36,826	**367,941**
Total current liabilities	**446,118**	421,540	**3,797,718**
Long-term liabilities:			
Bonds (Note 6)	**283,832**	230,000	**2,416,208**
Long-term bank loans (Notes 6 and 7)	**106,268**	73,492	**904,640**
Deferred tax liabilities (Note 15)	**681,504**	381,787	**5,801,515**
Allowance for retirement benefits (Note 14)	**46,535**	44,463	**396,144**
Other long-term liabilities	**20,586**	18,891	**175,245**
Total long-term liabilities	**1,138,725**	748,633	**9,693,752**
Total liabilities	**1,584,843**	1,170,173	**13,491,470**
Minority interests in consolidated subsidiaries	**49,271**	40,904	**419,435**
Shareholders' equity (Note 10):			
Common stock:			
Authorized — 1,091,245,000 shares			
Issued — 325,840,640 shares as of March 31, 2006 and 2005	**80,463**	80,463	**684,966**
Capital surplus	**105,665**	105,601	**899,506**
Retained earnings	**358,386**	325,331	**3,050,873**
Net unrealized gains on other securities	**1,047,191**	591,218	**8,914,540**
Foreign currency translation adjustments	**33,886**	29,861	**288,465**
Treasury stock at cost	**(14,364)**	(16,727)	**(122,278)**
6,520,194 shares as of March 31, 2006			
7,603,825 shares as of March 31, 2005			
Total shareholders' equity	**1,611,227**	1,115,747	**13,716,072**
Total liabilities, minority interests and shareholders' equity	**¥3,245,341**	¥2,326,824	**$27,626,977**

Consolidated Statements of Income

Toyota Industries Corporation and Consolidated Subsidiaries
For the years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2006	2005	2004	**2006**
Net sales	**¥1,505,956**	¥1,241,538	¥1,164,379	**$12,819,920**
Cost of sales (Note 11)	**1,276,499**	1,041,780	978,459	**10,866,596**
Gross profit	**229,457**	199,758	185,920	**1,953,324**
Selling, general and administrative expenses (Note 11)	**165,417**	146,638	133,289	**1,408,164**
Operating income	**64,040**	53,120	52,631	**545,160**
Non-operating income:				
Interest income	**9,114**	8,160	8,175	**77,586**
Dividends income	**20,091**	13,761	10,998	**171,031**
Equity in net earnings of unconsolidated subsidiaries and affiliated companies	**3,594**	6,805	1,842	**30,595**
Other non-operating income (Note 12)	**11,056**	9,558	9,169	**94,118**
Non-operating expenses:				
Interest expenses	**(11,956)**	(9,735)	(9,756)	**(101,779)**
Other non-operating expenses (Note 12)	**(15,304)**	(10,756)	(14,088)	**(130,280)**
Ordinary income	**80,635**	70,913	58,971	**686,431**
Extraordinary gains:				
Gain on transfer to a defined contribution pension plan	**-**	-	621	**-**
Extraordinary losses:				
Impairment loss of fixed assets (Note 9)	**-**	(559)	-	**-**
Provision for retirement and severance benefits for directors and corporate auditors	**-**	-	(1,851)	**-**
Income before income taxes and minority interests	**80,635**	70,354	57,741	**686,431**
Income taxes — current (Note 15)	**30,446**	26,809	23,967	**259,181**
Income taxes — deferred (Note 15)	**(2,138)**	(4,557)	(3,220)	**(18,200)**
Minority interests in consolidated subsidiaries	**5,250**	4,744	3,371	**44,692**
Net income	**¥ 47,077**	¥ 43,358	¥ 33,623	**$ 400,758**

	Yen			U.S. dollars (Note 1)
Net income per share — basic (Note 20)	**¥146.16**	¥135.09	¥108.04	**$1.24**
Net income per share — diluted (Note 20)	**146.02**	135.03	101.97	**1.24**
Cash dividends per share	**38.00**	32.00	24.00	**0.32**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

Toyota Industries Corporation and Consolidated Subsidiaries
For the years ended March 31, 2006, 2005 and 2004

	Number of shares (Thousands)	Millions of yen					
		Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Foreign currency translation adjustments	Treasury stock at cost
Balance at March 31, 2003	313,324	¥68,047	¥ 89,365	¥269,381	¥ 331,668	¥16,890	¥(36,483)
Net income	-	-	-	33,623	-	-	-
Cash dividends	-	-	-	(7,417)	-	-	-
Bonuses to directors and corporate auditors	-	-	-	(290)	-	-	-
Net unrealized gains on other securities	-	-	-	-	202,411	-	-
Foreign currency translation adjustments	-	-	-	-	-	2,893	-
Conversions of convertible bonds	12,517	12,416	12,416	-	-	-	35,601
Repurchase of treasury stock	-	-	-	-	-	-	(17,094)
Gain on disposal of treasury stock	-	-	3,962	-	-	-	-
Change in subsidiaries' year-ends	-	-	-	(625)	-	-	-
Balance at March 31, 2004	325,841	80,463	105,743	294,672	534,079	19,783	(17,976)
Net income	-	-	-	43,358	-	-	-
Cash dividends	-	-	-	(7,949)	-	-	-
Bonuses to directors and corporate auditors	-	-	-	(331)	-	-	-
Net unrealized gains on other securities	-	-	-	-	57,139	-	-
Foreign currency translation adjustments	-	-	-	-	-	10,078	-
Repurchase of treasury stock	-	-	-	-	-	-	(53)
Exercise of stock options	-	-	(142)	-	-	-	1,302
Effect of adoption of a new accounting standard for retirement benefits by foreign subsidiaries	-	-	-	(4,419)	-	-	-
Balance at March 31, 2005	325,841	80,463	105,601	325,331	591,218	29,861	(16,727)
Net income	-	-	-	**47,077**	-	-	-
Cash dividends	-	-	-	**(11,794)**	-	-	-
Bonuses to directors and corporate auditors	-	-	-	**(406)**	-	-	-
Net unrealized gains on other securities	-	-	-	-	**455,973**	-	-
Foreign currency translation adjustments	-	-	-	-	-	**4,025**	-
Repurchase of treasury stock	-	-	-	-	-	-	**(52)**
Exercise of stock options	-	-	**64**	-	-	-	**2,415**
Decrease due to increase in affiliates accounted for under the equity method	-	-	-	**(1,822)**	-	-	-
Balance at March 31, 2006	**325,841**	**¥80,463**	**¥105,665**	**¥358,386**	**¥1,047,191**	**¥33,886**	**¥(14,364)**

	Thousands of U.S. dollars (Note 1)					
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Foreign currency translation adjustments	Treasury stock at cost
Balance at March 31, 2005	$684,966	$898,961	$2,769,482	$5,032,928	$254,201	$(142,394)
Net income	-	-	**400,758**	-	-	-
Cash dividends	-	-	**(100,400)**	-	-	-
Bonuses to directors and corporate auditors	-	-	**(3,456)**	-	-	-
Net unrealized gains on other securities	-	-	-	**3,881,612**	-	-
Foreign currency translation adjustments	-	-	-	-	**34,264**	-
Repurchase of treasury stock	-	-	-	-	-	**(443)**
Exercise of stock options	-	**545**	-	-	-	**20,559**
Decrease due to increase in affiliates accounted for under the equity method	-	-	**(15,511)**	-	-	-
Balance at March 31, 2006	**$684,966**	**$899,506**	**$3,050,873**	**$8,914,540**	**$288,465**	**$(122,278)**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Toyota Industries Corporation and Consolidated Subsidiaries
For the years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2006	2005	2004	**2006**
Cash flows from operating activities:				
Income before income taxes and minority interests	**¥ 80,635**	¥ 70,354	¥ 57,741	**$ 686,431**
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	**87,288**	70,213	65,352	**743,066**
Impairment loss of fixed assets	**-**	559	-	**-**
Increase (decrease) in allowance for doubtful accounts	**101**	371	46	**860**
Interest and dividends income	**(29,205)**	(21,921)	(19,173)	**(248,617)**
Interest expenses	**11,956**	9,735	9,756	**101,779**
Equity in net earnings of affiliated companies	**(3,594)**	(6,805)	(1,842)	**(30,595)**
(Increase) decrease in receivables	**(27,435)**	(22,923)	(11,051)	**(233,549)**
(Increase) decrease in inventories	**(9,228)**	(12,851)	751	**(78,556)**
Increase (decrease) in payables	**21,377**	26,893	2,631	**181,979**
Others, net	**12,161**	(4,063)	9,741	**103,524**
Subtotal	**144,056**	109,562	113,952	**1,226,322**
Interest and dividends income received	**29,236**	21,972	18,900	**248,881**
Interest expenses paid	**(11,009)**	(8,711)	(9,845)	**(93,718)**
Income taxes paid	**(30,498)**	(22,728)	(30,601)	**(259,624)**
Net cash provided by operating activities	**131,785**	100,095	92,406	**1,121,861**
Cash flows from investing activities:				
Payments for purchases of marketable securities	**-**	-	(101)	**-**
Proceeds from sales of marketable securities	**1**	-	3,874	**9**
Payments for purchases of property, plant and equipment	**(161,505)**	(110,112)	(78,268)	**(1,374,862)**
Proceeds from sales of property, plant and equipment	**8,415**	10,043	3,201	**71,635**
Payments for purchases of investment securities	**(47,727)**	(9,563)	(14,301)	**(406,291)**
Proceeds from sales of investment securities	**2,046**	3,300	2,615	**17,417**
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	**-**	(16,943)	-	**-**
Proceeds from acquisition of subsidiaries' stock resulting in change in scope of consolidation	**-**	-	1,216	**-**
Payments for loans made	**(2,256)**	(2,371)	(4,978)	**(19,205)**
Proceeds from collections of loans	**3,264**	2,784	5,448	**27,786**
Payments for acquisition of business	**-**	-	(961)	**-**
Others, net	**(7,252)**	(5,369)	(10,413)	**(61,735)**
Net cash used in investing activities	**(205,014)**	(128,231)	(92,668)	**(1,745,246)**
Cash flows from financing activities:				
Increase (decrease) in short-term loans	**(22,902)**	(13,687)	(10,959)	**(194,960)**
Increase (decrease) in commercial paper	**29,520**	(15,000)	15,000	**251,298**
Proceeds from long-term bank loans	**38,824**	40,786	4,522	**330,501**
Repayments of long-term bank loans	**(3,366)**	(6,964)	(8,530)	**(28,654)**
Proceeds from issuances of bonds	**68,730**	50,000	-	**585,086**
Repayments of bonds	**(20,300)**	-	(31,677)	**(172,810)**
Payments to convertible bond redemption funds	**-**	-	(56,670)	**-**
Proceeds from convertible bond redemption funds	**-**	-	56,670	**-**
Payments for repurchase of treasury stock	**(52)**	(53)	(17,094)	**(443)**
Cash dividends paid	**(11,785)**	(7,949)	(7,414)	**(100,323)**
Cash dividends paid to minority shareholders	**(854)**	(667)	(252)	**(7,270)**
Others, net	**7,358**	3,555	389	**62,637**
Net cash provided by (used in) financing activities	**85,173**	50,021	(56,015)	**725,062**
Translation adjustments of cash and cash equivalents	**117**	1,439	323	**996**
Net increase (decrease) in cash and cash equivalents	**12,061**	23,324	(55,954)	**102,673**
Cash and cash equivalents at beginning of year	**100,536**	77,212	136,929	**855,844**
Net decrease in cash and cash equivalents due to change in subsidiaries' year-ends	**-**	-	(3,763)	**-**
Cash and cash equivalents at end of year	**¥112,597**	¥100,536	¥ 77,212	**$ 958,517**

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared based on the accounts maintained by Toyota Industries Corporation (the "Company"), and its consolidated subsidiaries (together, hereinafter referred to as "Toyota Industries") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards.

Certain items presented in the consolidated financial statements submitted to the Director of the Kanto Finance Bureau in Japan have been reclassified in these accounts for the convenience of readers outside Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥117.47=US$1, the rate of exchange prevailing at March 31, 2006, has been used in translation. The inclusion of such amounts are not intended to imply that the Japanese yen actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars at this rate or any other rates.

2. Summary of significant accounting policies

(1) Consolidation

The consolidated financial statements include the accounts of the Company and its 153 subsidiaries (43 domestic subsidiaries and 110 overseas subsidiaries, which are listed on pages 58 and 59) in 2006, 146 subsidiaries (43 domestic subsidiaries and 103 overseas subsidiaries) in 2005 and 140 subsidiaries (42 domestic subsidiaries and 98 overseas subsidiaries) in 2004.

For the year ended March 31, 2006, nine subsidiaries were newly added to the scope of consolidation and two companies were excluded from the scope of consolidation because of mergers and acquisitions.

For the year ended March 31, 2005, 11 subsidiaries were newly added to the scope of consolidation and six companies were excluded from the scope of consolidation because of mergers and acquisitions.

For the year ended March 31, 2004, 22 subsidiaries were newly added to the scope of consolidation. One unconsolidated subsidiary was excluded from the scope of consolidation due to temporary investments.

The fiscal years of certain subsidiaries are different from the fiscal year of the Company. Since the difference is not more than three months, the Company is using those subsidiaries' statements for those fiscal years, making adjustments for significant transactions that materially affect the financial position or results of operations.

All significant intercompany transactions, balances and unrealized profits within Toyota Industries have been eliminated.

A full portion of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

(2) Investments in unconsolidated subsidiaries and affiliates

Investments in 22 major affiliates in 2006, 20 major affiliates in 2005 and one unconsolidated subsidiary and 19 major affiliates in 2004 are accounted for by the equity method of accounting. Investments in unconsolidated subsidiaries and affiliates not accounted for by the equity method are stated at cost due to their insignificant effect on the consolidated financial statements.

The major affiliates accounted for by the equity method are listed on page 59.

(3) Translation of foreign currencies

Foreign currency denominated receivables and payables are translated into Japanese yen at the year-end exchange rates and the resulting transaction gains or losses are included in income statements.

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at year-end exchange rates and all revenue and expense accounts are translated at prevailing fiscal average rates.

(4) Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

(5) Marketable securities and investment in securities

Toyota Industries classifies securities into four categories by purpose of holding: trading securities, held-to-maturity securities, other securities and investments in unconsolidated subsidiaries and affiliates. Toyota Industries did not have trading securities or held-to-maturity securities as of March 31, 2006 and 2005.

Other securities with readily determinable fair values are stated at fair value based on market prices at the end of the year. Unrealized gains and losses are included in "Net unrealized gains on other securities" as a separate component of shareholders' equity. Cost of sales of such securities is determined by the moving-average method. Other securities without readily determinable fair values are stated at cost, as determined by the moving-average method.

Investments in unconsolidated subsidiaries and affiliates are accounted for by the equity method (see Note 2 (2)).

(6) Inventories

Inventories are stated mainly at cost determined by the moving-average method.

(7) Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost. Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method for the Company and Japanese subsidiaries and by the straight-line method for foreign subsidiaries.

Significant renewals and additions are capitalized at cost. Repairs and maintenance are charged to income as incurred.

Accumulated depreciation as of March 31, 2006 and 2005 was ¥585,996 million (US$4,988,474 thousand) and ¥541,383 million, respectively.

(8) Intangible assets and amortization

Amortization of intangible assets is computed using the straight-line method. Software costs for internal use are amortized by the straight-line method over their expected useful lives (mainly five years).

Goodwill, if material, is amortized principally over less than 20 years on a straight-line basis, while immaterial goodwill is charged to income as incurred.

Accumulated amortization of intangibles and goodwill as of March 31, 2006 and 2005 was ¥53,553 million (US$455,887 thousand) and ¥42,637 million, respectively.

(9) Impairment of fixed assets

Calculation of the impairment of fixed assets is based on reasonable and supportable assumptions and projection of the grouping of assets and recoverable value, with due consideration for the specific conditions of each company.

The recoverable amount of assets is calculated based on net selling price. The change in accounting policy is described in Note 3.

(10) Allowances for doubtful accounts

Toyota Industries adopted the policy of providing an allowance for doubtful accounts in an amount sufficient to cover possible losses on collection by estimating individually uncollectible amounts and applying to the remaining accounts a percentage determined by certain factors such as historical collection experiences.

(11) Deferred charges

Stock issuance costs and bond issuance costs are expensed as incurred.

(12) Allowance for retirement benefits

Toyota Industries accrues an amount which is considered to be incurred in the period based on the estimated projected benefit obligations and estimated pension assets at the end of the year. To provide for the retirement benefits for directors and corporate auditors, an amount which is calculated at the end of the year as required by an internal policy describing the retirement benefits for directors and corporate auditors is accrued.

(13) Lease transactions

Finance leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for mainly by a method similar to that applicable to ordinary operating leases.

(14) Consumption tax

The consumption tax under the Japanese Consumption Tax Law withheld by Toyota Industries on sales of goods is not included in the amount of net sales in the accompanying consolidated statements of income, and the consumption tax paid by Toyota Industries under the law on purchases of goods and services, and expenses is not included in the related amount.

(15) Hedge accounting

(a) Method of hedge accounting

Mainly the deferral method of hedge accounting is applied. In the case of foreign currency forward contracts and foreign currency option contracts, the hedged items are translated at contracted forward rates if certain conditions are met.

(b) Hedging instruments and hedged items

Hedging instruments: Derivatives Instruments (interest rate swaps, foreign currency forwards and foreign currency option contracts)

Hedged items: Risk of change in interest rate on borrowings and risk of change in forward exchange rate on transactions denominated in foreign currencies (assets and liabilities, and forecasted transactions)

(c) Hedging policy

Hedging transactions are executed and controlled based on Toyota Industries' internal policy, and Toyota Industries is hedging interest rate risks and foreign currency risks. Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(d) Method used to measure hedge effectiveness

Hedge effectiveness is measured by comparing accumulated changes in market prices of hedged items and hedging instruments or accumulated changes in estimated cash flows from the inception of the hedge to the date of measurements performed. Currently it is considered that there are high correlations between them.

(e) Others

Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(16) Appropriation of retained earnings

In the accompanying consolidated statements of shareholders' equity, the approved amount during the relevant fiscal year is reflected for the appropriation of retained earnings of consolidated subsidiaries. In Japan, the payment of bonuses to directors and corporate auditors is made out of retained earnings through an appropriation, instead of being charged to income for the year.

(17) Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

(18) Net income per share

The computation of basic net income per share is based on the weighted-average number of outstanding shares of common stock. The calculation of diluted net income per share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds. Cash dividends per share shown in the statements of income are the amounts applicable to the respective years.

3. Change in accounting policy and adoption of new accounting standards

For the year ended March 31, 2005

Impairment of fixed assets

Toyota Industries has applied Accounting Standards for Impairment of Fixed Assets (Opinions Concerning Establishment of Accounting Standards for Impairment of Fixed Assets) issued on August 9, 2002 by the Business Accounting Council in Japan, and the application guideline for Accounting Standards for Impairment of Fixed Assets (the Financial Accounting Standard Implementation Guideline No. 6 issued on October 31, 2003), to the consolidated financial statements for fiscal 2005, as early adoption of such standards and guidelines, which are effective for fiscal years beginning on and after April 1, 2005, was permitted for the consolidated accounting for the fiscal year ended March 31, 2005.

4. Marketable securities:

(1) As of and for the year ended March 31, 2006:

(a) Other securities with readily determinable fair value as of March 31, 2006 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
Securities with carrying amount exceeding acquisition cost:						
Stocks	¥212,297	¥1,956,654	¥1,744,357	$1,807,245	$16,656,627	$14,849,382
Subtotal	212,297	1,956,654	1,744,357	1,807,245	16,656,627	14,849,382
Securities with carrying amount not exceeding acquisition cost:						
Stocks	1,808	1,339	(469)	15,391	11,399	(3,992)
Subtotal	1,808	1,339	(469)	15,391	11,399	(3,992)
Total	¥214,105	¥1,957,993	¥1,743,888	$1,822,636	$16,668,026	$14,845,390

In this year, Toyota Industries recorded ¥1,487 million (US$12,659 thousand) of impairment on an equity security included in securities with carrying amount not exceeding the cost lines.

(b) Other securities sold during the year ended March 31, 2006 are as follows:

Millions of yen			Thousands of U.S. dollars		
Proceeds	Realized gains	Realized losses	Proceeds	Realized gains	Realized losses
¥2,517	¥1,280	¥2	$21,427	$10,896	$17

(c) The carrying amount of securities (excluding held-to-maturity bonds which are included within securities with fair value) without readily determinable fair values as of March 31, 2006 are as follows:

	Carrying amount	
	Millions of yen	Thousands of U.S. dollars
Other securities		
Domestic unlisted stocks excluding over-the-counter stocks	¥17,800	$151,528
Money management funds	45,003	383,102

(d) Redemption schedule of securities which have maturities within other securities as of March 31, 2006 is as follows:

	Millions of yen				Thousands of U.S. dollars			
	Within 1 year	Over 1 year within 5 years	Over 5 years within 10 years	Over 10 years	Within 1 year	Over 1 year within 5 years	Over 5 years within 10 years	Over 10 years
Bonds								
Government bonds	¥0	¥-	¥-	¥-	$0	$-	$-	$-
Total	¥0	¥-	¥-	¥-	$0	$-	$-	$-

(2) As of and for the year ended March 31, 2005:

(a) Other securities with readily determinable fair value as of March 31, 2005 are as follows:

	Millions of yen		
	Acquisition cost	Carrying amount	Difference
Securities with carrying amount exceeding acquisition cost:			
Stocks	¥191,932	¥1,177,188	¥985,256
Subtotal	191,932	1,177,188	985,256
Securities with carrying amount not exceeding acquisition cost:			
Stocks	3,348	2,911	(437)
Bonds			
Government and municipal bonds, etc.	0	0	0
Other bonds	1	1	0
Subtotal	3,349	2,912	(437)
Total	¥195,281	¥1,180,100	¥984,819

In this year, Toyota Industries recorded ¥35 million of impairment on an equity security included in securities with carrying amount not exceeding the cost lines.

(b) Other securities sold during the year ended March 31, 2005 are as follows:

Millions of yen		
Proceeds	Realized gains	Realized losses
¥3,189	¥1,789	¥32

(c) The carrying amount of securities (excluding held-to-maturity bonds which are included within securities with fair value) without readily determinable fair values as of March 31, 2005 are as follows:

	Carrying amount
	Millions of yen
Other securities	
Domestic unlisted stocks excluding over-the-counter stocks	¥18,288
Money management funds	40,006

(d) Redemption schedule of securities which have maturities within other securities as of March 31, 2005 is as follows:

	Millions of yen			
	Within 1 year	Over 1 year within 5 years	Over 5 years within 10 years	Over 10 years
Bonds				
Government bonds and municipal bonds, etc.	¥–	¥–	¥0	¥–
Other bonds	1	–	–	–
Total	¥1	¥–	¥0	¥–

5. Inventories

Inventories as of March 31, 2006 and 2005 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Finished goods	**¥ 40,703**	¥35,616	**$346,497**
Raw materials	**16,097**	15,331	**137,031**
Work in process	**37,089**	34,587	**315,731**
Supplies	**10,645**	8,490	**90,619**
Total	**¥104,534**	¥94,024	**$889,878**

6. Long-term debt

(1) Long-term debt as of March 31, 2006 and 2005 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
The Company:			
2.70% bonds due 2008 without collateral	**¥ 30,000**	¥ 30,000	**$ 255,384**
2.15% bonds due 2008 without collateral	**20,000**	20,000	**170,256**
1.50% bonds due 2006 without collateral	**15,000**	15,000	**127,693**
1.94% bonds due 2009 without collateral	**15,000**	15,000	**127,693**
1.25% bonds due 2005 without collateral	**-**	20,000	**-**
1.91% bonds due 2010 without collateral	**20,000**	20,000	**170,256**
0.41% bonds due 2007 without collateral	**30,000**	30,000	**255,384**
1.13% bonds due 2012 without collateral	**50,000**	50,000	**425,641**
1.03% bonds due 2012 without collateral	**30,000**	30,000	**255,384**
1.46% bonds due 2014 without collateral	**20,000**	20,000	**170,256**
1.01% bonds due 2010 without collateral	**20,000**	-	**170,256**
1.66% bonds due 2015 without collateral	**30,000**	-	**255,384**
Consolidated subsidiaries:			
1.80% bonds due 2005	**-**	300	**-**
0.49-0.87% medium-term notes due 2009-2010	**18,832**	-	**160,314**
Long-term bank loans	**109,268**	77,522	**930,178**
Less: current portion of long-term debt	**(18,000)**	(24,330)	**(153,231)**
Total	**¥390,100**	¥303,492	**$3,320,848**

(2) Annual maturities of long-term debt as of March 31, 2006 are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	**¥ 18,000**	**$ 153,231**
2008	**66,827**	**568,886**
2009	**22,118**	**188,286**
2010	**32,291**	**274,887**
2011	**51,188**	**435,754**
2012 and thereafter	**217,676**	**1,853,035**
Total	**¥408,100**	**$3,474,079**

7. Assets pledged as collateral

(1) Assets pledged as collateral as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Investments in securities	**¥57,035**	¥33,345	**$485,528**
Buildings and structures	**1,798**	3,155	**15,306**
Land	**2,953**	3,798	**25,138**
Trade notes and accounts receivable	**245**	1,033	**2,086**
Other	**-**	41	**-**
Total	**¥62,031**	¥41,372	**$528,058**

(2) Secured liabilities as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Other current liabilities	**¥20,806**	¥19,966	**$177,118**
Short-term bank loans	**363**	3,158	**3,090**
Current portion of bonds	**-**	300	**-**
Long-term bank loans	**156**	2,685	**1,328**
Total	**¥21,325**	¥26,109	**$181,536**

8. Contingent liabilities

Toyota Industries is contingently liable for guarantees as of March 31, 2006 and 2005 as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Guarantees given by the Company	**¥1,000**	¥25,401	**$ 8,513**
Guarantees given by consolidated subsidiaries	**1,180**	700	**10,045**
Guarantee forwards given by the Company	**544**	2,954	**4,631**

9. Impairment loss of fixed assets

Region	Items	Details of Fixed assets	Millions of yen 2005
Hyogo	One idle property	Building	¥ 28
		Land	338
Tochigi	One idle property	Land	86
Nagano	One idle property	Land	59
Kagawa	One idle property	Land	48
Total			¥559

10. Shareholders' equity

Under the Japanese Commercial Code, amounts equal to at least 10% of the sum of the cash dividends and other external appropriations paid by the Company and its domestic subsidiaries must be set aside as a legal reserve until it equals 25% of common stock. The legal reserve may be used to reduce a deficit or may be transferred to common stock by taking appropriate corporate action. In consolidation, the legal reserves of the Company and its domestic subsidiaries are accounted for as retained earnings.

A year-end cash dividend is approved at the Ordinary General Meeting of Shareholders of the Company held after the close of the fiscal year to which the dividend is applicable. In addition, interim cash dividends may be paid upon resolution of the Board of Directors, subject to limitations imposed by the Japanese Commercial Code.

Proceeds from the conversion of convertible bonds have been accounted for in approximately equal amounts as common stock and capital surplus. At least 50% of the proceeds have been accounted for as common stock, in accordance with the provisions of the Japanese Commercial Code.

11. Research and development expenses

Research and development expenses, which are included in selling, general and administrative expenses and manufacturing costs, amounted to ¥31,166 million (US$265,310 thousand), ¥30,051 million and ¥29,562 million for the years ended March 31, 2006, 2005 and 2004, respectively.

12. Other non-operating income and expenses

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Other non-operating income:				
Gain on sales of marketable securities	**¥ 1,280**	¥ 1,659	¥ 819	**$ 10,896**
Rental income of fixed assets	**2,110**	1,932	1,833	**17,962**
Exchange gain	**1,197**	500	836	**10,190**
Gain on sales of fixed assets	**838**	957	808	**7,134**
Sundries	**5,631**	4,510	4,873	**47,936**
Total	**¥11,056**	¥ 9,558	¥ 9,169	**$ 94,118**
Other non-operating expenses:				
Loss on impairment of securities	**¥ 1,469**	¥ 56	¥ 251	**$ 12,505**
Depreciation	**1,716**	2,381	2,342	**14,608**
Loss on disposal of fixed assets	**4,488**	2,381	3,523	**38,206**
Exchange loss	**1,745**	610	1,283	**14,855**
Bond issuance costs	**201**	205	502	**1,711**
Sundries	**5,685**	5,123	6,187	**48,395**
Total	**¥15,304**	¥10,756	¥14,088	**$130,280**

13. Derivative instruments

(1) Qualitative disclosure about derivatives

(a) Contents of derivative instruments into which Toyota Industries entered, policy with respect to entering into derivative instruments, and purpose of using derivative instruments:

Toyota Industries uses interest rate swap agreements to reduce interest rate risks on borrowings. Toyota Industries also uses foreign currency forward contracts and foreign currency option contracts to hedge foreign currency risks on transactions denominated in foreign currencies (receivables and payables and forecasted transactions).

(b) Contents of risks related to derivative instruments:

Interest rate swaps, foreign currency forward contracts and foreign currency option contracts into which Toyota Industries entered have risks of fluctuations in interest rates and in foreign currency exchange rates. Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(c) Controls in place over transactions handling derivative instruments:

Hedging transactions are executed and controlled based on Toyota Industries' internal policy and Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(2) Quantitative disclosure about derivatives

Toyota Industries omitted this information because hedge accounting is applied to all of the derivative instruments into which Toyota Industries entered.

14. Retirement benefits

(1) Outline of retirement benefit plans:

The Company and its domestic subsidiaries maintain tax qualified pension plans and lump-sum indemnities plans, both of which are non-contributory defined benefit pension plans. In addition, certain foreign subsidiaries maintain non-contributory defined benefit pension plans. Since 1987, the Company has been transferring the covering percentages of its pension plan from its lump-sum indemnities plan to its tax qualified pension plan. As of March 31, 2006, its tax qualified pension plan covers 50% of total plans. Also, the Company established an employee retirement benefit trust.

(2) Components of allowance for retirement benefits as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Benefit obligation	**¥138,348**	¥124,570	**$1,177,730**
Plan assets	**(86,362)**	(77,121)	**(735,183)**
Unfunded benefit obligation	**51,986**	47,449	**442,547**
Unrecognized actuarial gains or losses	**(16,286)**	(14,564)	**(138,640)**
Unrecognized loss in prior service obligation	**(615)**	(350)	**(5,235)**
Net amount recognized on the balance sheets	**35,085**	32,535	**298,672**
Prepaid pension expenses	**(6,007)**	(6,694)	**(51,137)**
Allowance for retirement benefits	**¥ 41,092**	¥ 39,229	**$ 349,809**

Certain subsidiaries use the simplified method to determine benefit obligations. Prepaid pension expenses are included in other investments and other assets. Allowance for retirement benefits on the balance sheets includes ¥5,443 million (US$46,335 thousand) and ¥5,234 million of allowance for retirement and severance benefits for directors and corporate auditors as of March 31, 2006 and 2005, respectively.

(3) Components of retirement benefit expenses for the years ended March 31, 2006, 2005 and 2004 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Service cost	**¥ 7,921**	¥ 7,446	¥ 7,424	**$ 67,430**
Interest cost	**4,079**	3,987	4,559	**34,724**
Expected return on plan assets	**(2,436)**	(2,196)	(822)	**(20,737)**
Amortization of prior service obligation	**95**	85	79	**809**
Amortization of unrecognized actuarial gains or losses	**779**	1,030	1,854	**6,631**
Retirement benefit expenses	**¥10,438**	¥10,352	¥13,094	**$ 88,857**

Retirement expenses of subsidiaries which adopted the simplified method are included in service cost.

(4) Assumptions used for calculation of retirement benefits for the years ended March 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004	
Method of attribution of estimated retirement benefits to periods of employee service: Straight-line method				
Discount rate	**2.00%**	2.00%	2.00%	
Expected return on plan assets	**3.00%**	3.00%	3.00%	
Amortization period of prior service obligation	**6-11 years**	6-11 years	6-11 years	— Straight-line method over the remaining service period of employees starting from the year incurred
Amortization period of unrecognized actuarial gains or losses	**20 years**	20 years	20 years	— Straight-line method over the average remaining service period of employees starting from following year

(5) Plan assets relating to welfare pension fund under multiemployer pension plan:
Amounts of plan assets calculated based on proportion of contribution to the fund made by each domestic subsidiary are ¥11,214 million (US$95,463 thousand) and ¥8,226 million as of March 31, 2006 and 2005, respectively.

15. Income taxes

(1) The significant components of deferred tax assets and liabilities as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Deferred tax assets:			
Allowance for retirement benefits	¥ 15,561	¥ 12,842	$ 132,468
Trade receivables	2,867	5,270	24,406
Accrued expenses	6,739	6,049	57,368
Net operating loss carry-forwards for tax purposes	2,012	1,979	17,128
Depreciation	4,538	5,222	38,631
Securities	2,529	2,195	21,529
Enterprise tax payable	1,045	1,059	8,896
Other	14,119	15,962	120,192
Subtotal	49,410	50,578	420,618
Less — valuation allowance	(2,705)	(2,689)	(23,027)
Total deferred tax assets	46,705	47,889	397,591
Deferred tax liabilities:			
Other securities	695,355	392,618	5,919,426
Depreciation	6,004	5,355	51,111
Land	1,112	1,110	9,466
Reserve for advanced depreciation	520	537	4,426
Reserve for special depreciation	678	529	5,772
Other	3,460	5,981	29,454
Total deferred tax liabilities	707,129	406,130	6,019,655
Net deferred tax liabilities	¥(660,424)	¥(358,241)	$(5,622,064)

Net deferred tax liabilities consist of the following components on the consolidated balance sheets.

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Current assets — deferred tax assets	¥ 18,096	¥ 20,379	$ 154,048
Investments and other assets — deferred tax assets	6,842	7,234	58,245
Current liabilities — deferred tax liabilities	(3,858)	(4,067)	(32,842)
Long-term liabilities — deferred tax liabilities	(681,504)	(381,787)	(5,801,515)
Net deferred tax liabilities	¥(660,424)	¥(358,241)	$(5,622,064)

(2) Reconciliations of differences between the statutory rate of income taxes and the effective rate of income taxes for the years ended March 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Statutory rate of income taxes	39.9%	39.9%	41.2%
Addition (reduction) in taxes resulting from:			
Dividends income and others permanently not recognized as taxable income	(5.0)	(3.8)	(3.4)
Equity in earnings of affiliates	-	(3.8)	-
Other	0.2	(0.7)	(1.9)
Effective rate of income taxes	35.1%	31.6%	35.9%

16. Leases

(1) Finance leases (as a lessee) which do not transfer ownership of leased properties to lessees

(a) Pro forma information regarding the leased properties such as acquisition cost and accumulated depreciation, which are not reflected in the accompanying consolidated balance sheets under finance leases as of March 31, 2006 and 2005, is as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Machinery and equipment:			
Acquisition cost equivalents	**¥14,894**	¥13,791	**$126,790**
Accumulated depreciation equivalents	**7,838**	7,050	**66,724**
Machinery and equipment net balance equivalents	**7,056**	6,741	**60,066**
Tools, furniture and fixtures:			
Acquisition cost equivalents	**13,603**	12,146	**115,800**
Accumulated depreciation equivalents	**6,866**	6,232	**58,449**
Tools, furniture and fixtures net balance equivalents	**6,737**	5,914	**57,351**
Software:			
Acquisition cost equivalents	**123**	128	**1,047**
Accumulated depreciation equivalents	**73**	59	**621**
Software net balance equivalents	**50**	69	**426**
Total net leased properties	**¥13,843**	¥12,724	**$117,843**

Acquisition cost equivalents include the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment at year-end is immaterial.

(b) Pro forma information regarding future minimum lease payments as of March 31, 2006 and 2005 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Due within 1 year	**¥ 4,254**	¥ 4,061	**$ 36,214**
Due after 1 year	**9,589**	8,663	**81,629**
Total	**¥13,843**	¥12,724	**$117,843**

The amount equivalent to future minimum lease payments as of the end of the year includes the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment at year-end is immaterial.

(c) Total lease payments for the years ended March 31, 2006, 2005 and 2004 are as follows:

	Millions of yen	Thousands of U.S. dollars
2006	**¥5,236**	**$44,573**
2005	4,927	–
2004	3,614	–

Pro forma depreciation expenses, which are not reflected in the accompanying consolidated statements of income, are computed mainly by the straight-line method, which assumes zero residual value and leasing term to be useful lives for the years ended 2006, 2005 and 2004, and are equivalent to the amount of total lease payments of the above.

(2) Operating leases (as a lessee)

Pro forma future lease payments under operating leases as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Due within 1 year	**¥ 4,367**	¥ 4,165	**$ 37,175**
Due after 1 year	**12,273**	17,392	**104,478**
Total	**¥16,640**	¥21,557	**$141,653**

(3) Finance leases (as a lessor) which do not transfer ownership of leased properties to lessees

(a) Information regarding leased properties such as acquisition cost and accumulated depreciation under finance leases as of March 31, 2006 and 2005 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Machinery and equipment:			
Acquisition cost	**¥7,356**	¥8,928	**$62,620**
Accumulated depreciation	**4,030**	5,221	**34,307**
Total net leased property	**¥3,326**	¥3,707	**$28,313**

(b) Pro forma information regarding future minimum lease income as of March 31, 2006 and 2005 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Due within 1 year	**¥1,256**	¥1,750	**$10,692**
Due after 1 year	**3,308**	3,167	**28,160**
Total	**¥4,564**	¥4,917	**$38,852**

The amount equivalent to future minimum lease income includes the imputed interest income portion because the percentage which is computed by dividing future minimum lease income by total balance of property, plant and equipment at year-end is immaterial.

(c) Total lease receipts and depreciation expenses for the years ended March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Total lease payments to be received	**¥1,703**	¥2,351	**$14,497**
Depreciation expenses	**1,603**	1,830	**13,646**

(4) Operating leases (as a lessor)

Pro forma information regarding future minimum rentals under operating leases as of March 31, 2006 and 2005 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Due within 1 year	**¥10,722**	¥10,040	**$ 91,274**
Due after 1 year	**21,612**	16,382	**183,979**
Total	**¥32,334**	¥26,422	**$275,253**

17. Subsequent event

On June 22, 2006, the shareholders of the Company authorized payment of a year-end cash dividend to shareholders of record as of March 31, 2006 of ¥20 (US$0.17) per share, or a total of ¥6,386 million (US$54,363 thousand), and bonuses to directors and corporate auditors of ¥301 million (US$2,562 thousand). Cash dividends for the year totaled ¥38 (US$0.32) per share, including a semi-annual dividend of ¥18 (US$0.15).

18. Segment information

(1) Business segments

As of and for the years ended March 31, 2006, 2005 and 2004:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Sales:				
Automobile				
Outside customer sales	¥ 746,796	¥ 616,200	¥ 603,863	$ 6,357,334
Intersegment transactions	20,768	18,223	15,698	176,794
	767,564	634,423	619,561	6,534,128
Materials Handling Equipment				
Outside customer sales	595,237	503,990	443,444	5,067,141
Intersegment transactions	482	149	138	4,103
	595,719	504,139	443,582	5,071,244
Logistics				
Outside customer sales	65,145	–	–	554,567
Intersegment transactions	6,356	–	–	54,107
	71,501	–	–	608,674
Textile Machinery				
Outside customer sales	49,789	43,902	45,969	423,844
Intersegment transactions	23	25	16	196
	49,812	43,927	45,985	424,040
Others				
Outside customer sales	48,989	77,446	71,103	417,034
Intersegment transactions	20,851	21,579	14,132	177,501
	69,840	99,025	85,235	594,535
Subtotal	1,554,436	1,281,514	1,194,363	13,232,621
Elimination of intersegment transactions	(48,480)	(39,976)	(29,984)	(412,701)
Total	¥1,505,956	¥1,241,538	¥1,164,379	$12,819,920
Operating costs and expenses:				
Automobile	¥ 747,469	¥ 611,660	¥ 592,031	$ 6,363,063
Materials Handling Equipment	556,950	478,054	424,233	4,741,211
Logistics	69,914	–	–	595,165
Textile Machinery	49,883	44,698	45,885	424,645
Others	66,107	93,782	79,485	562,756
Elimination of intersegment transactions	(48,407)	(39,776)	(29,886)	(412,080)
Total	¥1,441,916	¥1,188,418	¥1,111,748	$12,274,760
Operating income (loss):				
Automobile	¥ 20,095	¥ 22,763	¥ 27,530	$ 171,065
Materials Handling Equipment	38,769	26,085	19,349	330,033
Logistics	1,587	–	–	13,509
Textile Machinery	(71)	(771)	100	(605)
Others	3,733	5,243	5,750	31,779
Elimination of intersegment transactions	(73)	(200)	(98)	(621)
Total	¥ 64,040	¥ 53,120	¥ 52,631	$ 545,160

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Assets:				
Automobile	**¥ 420,205**	¥ 407,436	¥ 338,247	**$ 3,577,126**
Materials Handling Equipment	**509,366**	465,832	406,384	**4,336,137**
Logistics	**106,356**	–	–	**905,389**
Textile Machinery	**16,517**	25,622	24,744	**140,606**
Others	**103,083**	148,712	100,626	**877,526**
Corporate assets or elimination	**2,089,814**	1,279,222	1,141,994	**17,790,193**
Total	**¥3,245,341**	¥2,326,824	¥2,011,995	**$27,626,977**
Depreciation and amortization:				
Automobile	**¥ 48,370**	¥ 37,075	¥ 35,793	**$ 411,765**
Materials Handling Equipment	**30,044**	27,016	23,538	**255,759**
Logistics	**3,310**	–	–	**28,177**
Textile Machinery	**1,011**	898	931	**8,606**
Others	**4,544**	5,215	5,443	**38,682**
Corporate or elimination of intersegment transactions	**9**	9	(353)	**77**
Total	**¥ 87,288**	¥ 70,213	¥ 65,352	**$ 743,066**
Capital expenditures:				
Automobile	**¥ 101,897**	¥ 92,692	¥ 48,793	**$ 867,430**
Materials Handling Equipment	**43,521**	33,973	32,205	**370,486**
Logistics	**4,046**	–	–	**34,443**
Textile Machinery	**731**	1,613	1,204	**6,223**
Others	**8,620**	8,223	7,749	**73,380**
Corporate or elimination of intersegment transactions	**21**	5	(442)	**179**
Total	**¥ 158,836**	¥ 136,506	¥ 89,509	**$ 1,352,141**

Main products of each segment are as follows:

Automobile...Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors
Materials handling equipment............Counterbalanced lift trucks, warehouse trucks, automated storage and retrieval systems, truck mount aerial work platforms
Logistics...Transportation services, logistics planning, operation of distribution centers, collection and delivery of cash and management of sales proceeds
Textile machinery.................................Ring spinning frames, air-jet looms, water-jet looms
Others..Semiconductor package substrates

Corporate assets included in corporate assets or elimination consist mainly of cash and cash equivalents, short-term investments and investments in securities held by the Company.

Changes in business segment

The logistics-related business, which was included in the Others Segment until the previous fiscal year, has been separated and declared independently as the Logistics Segment starting from this fiscal year. In fiscal 2005, the Logistics Segment posted net sales of ¥37,913 million, an operating loss of ¥650 million, assets of ¥78,951 million, depreciation and amortization of ¥1,323 million and capital expenditures of ¥2,930 million.

(2) Geographical segments

As of and for the years ended March 31, 2006, 2005 and 2004:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Sales:				
Japan				
Outside customer sales	**¥1,009,369**	¥ 815,039	¥ 785,253	**$ 8,592,568**
Intersegment transactions	**112,543**	99,464	87,271	**958,057**
	1,121,912	914,503	872,524	**9,550,625**
North America				
Outside customer sales	**246,129**	212,253	198,753	**2,095,250**
Intersegment transactions	**2,057**	1,126	1,113	**17,511**
	248,186	213,379	199,866	**2,112,761**
Europe				
Outside customer sales	**216,231**	188,669	167,512	**1,840,734**
Intersegment transactions	**5,689**	7,222	5,896	**48,429**
	221,920	195,891	173,408	**1,889,163**
Others				
Outside customer sales	**34,227**	25,577	12,861	**291,368**
Intersegment transactions	**3,999**	2,776	1,630	**34,043**
	38,226	28,353	14,491	**325,411**
Subtotal	**1,630,244**	1,352,126	1,260,289	**13,877,960**
Elimination of intersegment transactions	**(124,288)**	(110,588)	(95,910)	**(1,058,040)**
Total	**¥1,505,956**	¥1,241,538	¥1,164,379	**$12,819,920**
Operating costs and expenses:				
Japan	**¥1,069,137**	¥ 870,928	¥ 826,696	**$ 9,101,362**
North America	**241,468**	207,068	193,745	**2,055,572**
Europe	**217,371**	191,202	170,263	**1,850,438**
Others	**36,744**	27,713	14,623	**312,795**
Elimination of intersegment transactions	**(122,804)**	(108,493)	(93,579)	**(1,045,407)**
Total	**¥1,441,916**	¥1,188,418	¥1,111,748	**$12,274,760**
Operating income (loss):				
Japan	**¥ 52,775**	¥ 43,575	¥ 45,828	**$ 449,263**
North America	**6,718**	6,311	6,121	**57,189**
Europe	**4,549**	4,689	3,145	**38,725**
Others	**1,482**	640	(132)	**12,616**
Elimination of intersegment transactions	**(1,484)**	(2,095)	(2,331)	**(12,633)**
Total	**¥ 64,040**	¥ 53,120	¥ 52,631	**$ 545,160**

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Assets:				
Japan	**¥ 834,717**	¥ 788,828	¥ 643,180	**$ 7,105,788**
North America	**179,116**	151,048	136,830	**1,524,781**
Europe	**278,825**	264,274	238,388	**2,373,585**
Others	**48,207**	33,640	22,082	**410,377**
Corporate assets or elimination	**1,904,476**	1,089,034	971,515	**16,212,446**
Total	**¥3,245,341**	¥2,326,824	¥2,011,995	**$27,626,977**

Significant countries or areas belonging to each segment as of March 31, 2006 are as follows:

North America ....U.S.A., Canada
Europe ....Sweden, France, Germany
Others ....Australia, China, India

Corporate assets included in corporate assets or elimination consist mainly of cash and cash equivalents, short-term investments and investments in securities held by the Company.

(3) Overseas sales

For the years ended March 31, 2006, 2005 and 2004:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Overseas sales:				
North America	**¥ 247,958**	¥ 208,676	¥ 196,861	**$ 2,110,820**
Europe	**249,237**	225,409	211,081	**2,121,707**
Others	**123,751**	104,918	89,415	**1,053,469**
Total	**¥ 620,946**	¥ 539,003	¥ 497,357	**$ 5,285,996**
Total sales	**¥1,505,956**	¥1,241,538	¥1,164,379	**$12,819,920**
Ratio of overseas sales to total sales (%):				
North America	**16.5%**	16.8%	16.9%	
Europe	**16.5**	18.2	18.1	
Others	**8.2**	8.4	7.7	
Total	**41.2%**	43.4%	42.7%	

Significant countries or areas belonging to each segment as of March 31, 2006 are as follows:

North America ....U.S.A., Canada
Europe ....Germany, France, Italy
Others ....Australia, China, India

19. Related party transactions

The following trasactions were carried out with related parties:

(1) Sales of goods and services for the years ended March 31, 2006, 2005 and 2004 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Toyota Motor Corporation	**¥527,020**	¥414,235	¥406,267	**$4,486,422**

Toyota Motor Corporation held 24.02% of the Company's voting rights as of March 31, 2006. The above transactions were carried out on commercial terms and conditions.

(2) Purchase of goods and services for the years ended March 31, 2006, 2005 and 2004 were as follows:
Purchase of goods:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Toyota Motor Corporation	**¥370,566**	¥285,019	¥285,412	**$3,154,559**

Purchase of services:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Toyota Industries Health Insurance Society	**¥62**	¥60	¥66	**$528**
Toyota Medical Corporation	**46**	46	37	**392**
Toyota Technological Institute	**50**	50	50	**426**

Toyota Industries Health Insurance Society's chairman as of March 31, 2006, 2005 and 2004 is Shiro Endo, who is a director of the Company and holds 0.01% of the Company's shares. Toyota Medical Corporation's chairman as of March 31, 2006, 2005 and 2004 is Yoshitoshi Toyoda, who is a director of the Company and holds 0.06% of the Company's shares. Toyota Technological Institute's chairman as of March 31, 2006, 2005 and 2004 is Tatsuro Toyoda, who is a director of the Company and holds 0.08% of the Company's shares. The transactions above were carried out on commercial terms and conditions.

(3) Outstanding balances arising from sale/purchase of goods/services as of March 31, 2006 and 2005 are as follows:
Receivables from a related party:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Toyota Motor Corporation	**¥32,600**	¥31,594	**$277,518**

Payable to a related party:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Toyota Motor Corporation	**¥46,965**	¥35,780	**$399,804**

20. Net income per share (EPS)

Basis of calculation for net income per share basic and net income per share diluted are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Net income per share basic:			
Net income	**¥ 47,077**	¥ 43,358	**$400,758**
Net income not attributable to common shareholders (bonuses for directors and corporate auditors that are paid through appropriation)	**432**	390	**3,678**
Net income attributable to common shareholders	**46,645**	42,968	**397,080**
Weighted-average shares (thousand)	**319,125**	318,079	**-**
Net income per share basic (exact yen amounts)	**¥ 146.16**	¥ 135.09	**$ 1.24**
Net income per share diluted:			
Weighted-average shares for diluted computation (thousand)	**315**	139	**-**
Net income per share diluted (exact yen amounts)	**¥ 146.02**	¥ 135.03	**$ 1.24**

Report of Independent Auditors

ChuoAoyama PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

Dai Nagoya Building
3-28-12,Meieki,Nakamura-ku
Nagoya,450-8565 Japan

Report of Independent Auditors

To the Board of Directors and Shareholders of
Toyota Industries Corporation

We have audited the accompanying consolidated balance sheets of Toyota Industries Corporation and its consolidated subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2006, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toyota Industries Corporation and its consolidated subsidiaries as of March 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in Japan.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

ChuoAoyama PricewaterhouseCoopers
Nagoya, Japan
June 22, 2006

Toyota Industries in Numbers

Toyota Industries in Numbers

Net Sales, Ordinary Income and Ordinary Income Ratio



(¥ Billion)
(¥ Billion)
2,000
1,500
1,000
500
0
200
150
100
50
0
4.9%
4.8%
5.1%
5.7%
5.4%
FY
02
03
04
05
06

	Millions of yen				
	2002	2003	2004	2005	**2006**
Net sales	¥980,163	¥1,069,219	¥1,164,379	¥1,241,538	**¥1,505,956**
Ordinary income	47,866	51,375	58,971	70,913	**80,635**
Ordinary income ratio (%)	4.9	4.8	5.1	5.7	**5.4**

■ Net sales (left) □ Ordinary income (right) ━ Ordinary income ratio

Depreciation and Amortization



(¥ Billion)
100
75
50
25
0
FY
02
03
04
05
06

	Millions of yen				
	2002	2003	2004	2005	**2006**
Depreciation and amortization:	¥55,174	¥59,154	¥65,352	¥70,213	**¥87,288**
Automobile Segment	33,403	34,157	35,793	37,075	**48,370**
Materials Handling Equipment Segment	18,882	20,801	23,538	27,016	**30,044**
Logistics Segment	-	-	-	-	**3,310**
Textile Machinery Segment	797	1,006	931	898	**1,011**
Others Segment (including corporate or elimination)	2,092	3,190	5,090	5,224	**4,553**

■ Automobile □ Materials Handling Equipment ■ Logistics ■ Textile Machinery □ Others

Capital Expenditures



(¥ Billion)
200
150
100
50
0
FY
02
03
04
05
06

	Millions of yen				
	2002	2003	2004	2005	**2006**
Capital expenditures:	¥88,320	¥87,559	¥89,509	¥136,506	**¥158,836**
Automobile Segment	61,023	49,380	48,793	92,692	**101,897**
Materials Handling Equipment Segment	26,337	24,350	32,205	33,973	**43,521**
Logistics Segment	-	-	-	-	**4,046**
Textile Machinery Segment	523	2,164	1,204	1,613	**731**
Others Segment (including corporate or elimination)	437	11,665	7,307	8,228	**8,641**

■ Automobile □ Materials Handling Equipment ■ Logistics ■ Textile Machinery □ Others

R&D Expenses and R&D Expenses to Net Sales Ratio



(¥ Billion)
(%)
40
30
20
10
0
4
3
2
1
0
FY
02
03
04
05
06

	Millions of yen				
	2002	2003	2004	2005	**2006**
R&D expenses:	¥29,985	¥29,705	¥29,562	¥30,051	**¥31,166**
Automobile Segment	18,060	18,748	15,755	17,214	**16,578**
Materials Handling Equipment Segment	9,246	9,298	10,651	10,976	**12,855**
Logistics Segment	-	-	-	-	**-**
Textile Machinery Segment	1,335	1,053	1,164	1,030	**732**
Others Segment (including corporate or elimination)	1,344	606	1,992	831	**1,001**
R&D expenses to net sales ratio (%)	3.1	2.8	2.5	2.4	**2.1**

■ Automobile □ Materials Handling Equipment ■ Textile Machinery □ Others (left)
━ R&D expenses to net sales ratio (right)

(Years ended March 31)

Net Sales and Operating Income of Automobile Segment



(¥ Billion)
(¥ Billion)
750
500
250
0
75
50
25
0
FY
02
03
04
05
06

	Millions of yen				
	2002	2003	2004	2005	2006
Net sales of Automobile Segment	¥563,599	¥595,460	¥603,863	¥616,200	**¥746,796**
Operating income of Automobile Segment	28,960	30,108	27,530	22,763	**20,095**

■ Net sales (left) □ Operating income (right)

Net Sales and Operating Income of Materials Handling Equipment Segment



(¥ Billion)
(¥ Billion)
600
400
200
0
60
40
20
0
FY
02
03
04
05
06



	Millions of yen				
	2002	2003	2004	2005	2006
Net sales of Materials Handling Equipment Segment	¥353,043	¥373,008	¥443,444	¥503,990	**¥595,237**
Operating income of Materials Handling Equipment Segment	13,366	16,175	19,349	26,085	**38,769**

■ Net sales (left) □ Operating income (right)

Net Sales and Operating Income of Logistics Segment



(¥ Billion)
(¥ Billion)
75
50
25
0
3
2
1
0
FY
02
03
04
05
06

	Millions of yen				
	2002	2003	2004	2005	2006
Net sales of Logistics Segment	-	-	-	-	**¥65,145**
Operating income of Logistics Segment	-	-	-	-	**1,587**

The Logistics Segment was newly created in fiscal 2006.

■ Net sales (left) □ Operating income (right)

Net Sales and Operating Income (Loss) of Textile Machinery Segment



(¥ Billion)
(¥ Billion)
60
40
20
0
(20)
6
4
2
0
(2)
FY
02
03
04
05
06

	Millions of yen				
	2002	2003	2004	2005	2006
Net sales of Textile Machinery Segment	¥30,705	¥48,740	¥45,969	¥43,902	**¥49,789**
Operating income (loss) of Textile Machinery Segment	(391)	2,309	100	(771)	**(71)**

■ Net sales (left) □ Operating income (loss) (right)

Net Sales and Operating Income of Others Segment



(¥ Billion)
(¥ Billion)
80
60
40
20
0
8
6
4
2
0
FY
02
03
04
05
06

	Millions of yen				
	2002	2003	2004	2005	2006
Net sales of Others Segment	¥32,816	¥52,011	¥71,103	¥77,446	**¥48,989**
Operating income of Others Segment	4,482	3,912	5,750	5,243	**3,733**

■ Net sales (left) □ Operating income (right)

Note: Segment net sales figures do not include intersegment transactions. However, segment operating income figures do include operating income (loss) arising from intersegment transactions.

Toyota Industries in Numbers

ROE and ROA




(%)
6
4
2
0
FY 02 03 04 05 06

	%				
	2002	2003	2004	2005	**2006**
Return on equity (ROE)	3.0	2.7	3.8	4.1	**3.5**
Return on assets (ROA)	1.5	1.3	1.8	2.0	**1.7**


ROE
ROA

Net Income per Share


(¥)
150
100
50
0
FY 02 03 04 05 06



	Yen				
	2002	2003	2004	2005	**2006**
Net income per share — basic	¥87.28	¥70.19	¥108.04	¥135.09	**¥146.16**
Net income per share — diluted	78.26	62.90	101.97	135.03	**146.02**

■ Basic ■ Diluted

Interest-Bearing Debt, Shareholders' Equity and Debt/Equity Ratio


(¥ Billion)
(%)
2,000
100
1,500
75
1,000
50
500
25
0
0
FY 02 03 04 05 06

	Millions of yen				
	2002	2003	2004	2005	**2006**
Interest-bearing debt	¥315,354	¥410,622	¥ 320,967	¥ 383,737	**¥ 473,709**
Shareholders' equity	878,812	738,868	1,016,764	1,115,747	**1,611,227**
Debt/equity ratio (%)	35.9	55.6	31.6	34.4	**29.4**

■ Interest-bearing debt (left) ■ Shareholders' equity (left) — Debt/equity ratio (right)

Shareholders' Equity per Share




(¥)
6,000
4,000
2,000
0
FY 02 03 04 05 06

	Yen				
	2002	2003	2004	2005	**2006**
Shareholders' equity per share	¥2,809.54	¥2,522.52	¥3,199.69	¥3,504.80	**¥5,044.5**

(Years ended March 31)

Cash Dividends per Share and Consolidated Payout Ratio



(¥)
(%)
50
40
30
20
10
0
FY
02
03
04
05
06

	Yen				
	2002	2003	2004	2005	**2006**
Cash dividends per share	¥19.00	¥22.00	¥24.00	¥32.00	**¥38.00**
Payout ratio (%)	21.8	31.3	22.2	23.7	**26.0**

■ Cash dividends per share (left) ▬ Payout ratio (right)

Market Capitalization



(¥ Billion)
2,000
1,500
1,000
500
0
FY
02
03
04
05
06

	Millions of yen				
	2002	2003	2004	2005	**2006**
Market capitalization	¥649,052	¥513,824	¥786,223	¥961,075	**¥1,535,931**

PER and PBR



(Times)
(Times)
40
30
20
10
0
1.0
0.75
0.5
0.25
0
FY
02
03
04
05
06

	Times				
	2002	2003	2004	2005	**2006**
Price/earnings ratio (PER)	23.8	25.0	22.9	22.4	**32.9**
Price/book value ratio (PBR)	0.7	0.7	0.8	0.9	**1.0**

▬ PER (left) ▬ PBR (right)

Number of Employees



(Thousands)
40
30
20
10
0
FY
02
03
04
05
06

	Persons				
	2002	2003	2004	2005	**2006**
Number of employees	23,056	25,030	27,431	30,990	**32,977**

Investor Information

(As of March 31, 2006)

Corporate Head Office

TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken,
448-8671, Japan
Telephone: +81-(0)566-22-2511
Facsimile: +81-(0)566-27-5650

Date of Establishment

November 18, 1926

Common Stock

No par value
Authorized: 1,091,245,000 shares
Issued: 325,840,640 shares

Stock Exchange Listings

Tokyo, Osaka and Nagoya (Ticker Code: 6201)

Number of Shareholders

18,762

Transfer Agent

Mitsubishi UFJ Trust and Banking Corporation
1-4-5, Marunouchi, Chiyoda-ku, Tokyo-to, 100-8212, Japan
Telephone: +81-(0)3-3212-1211

Major Shareholders

	% of Voting rights
Toyota Motor Corporation	24.02
DENSO Corporation	9.29
The Master Trust Bank of Japan, Ltd.	6.14
Towa Real Estate Co., Ltd.	4.92
Third Avenue Fund-Custodial Trust Company	4.35
Bank of Bermuda Limited, Hamilton	2.71
Toyota Tsusho Corporation	2.31
State Street Bank and Trust Company	2.28
Nippon Life Insurance Company	2.11
Aisin Seiki Co., Ltd.	2.06

Common Stock Price and Trading Volume

(Tokyo Stock Exchange)



High
Closing
Opening
Low
High
Opening
Closing
Low
White: Closing Price > Opening Price
Black: Opening Price > Closing Price
(yen)
(Thousand shares)
5,000
4,000
3,000
2,000
1,000
0
50,000
40,000
30,000
20,000
10,000
0
Common stock price (left scale)
Trading volume (right scale)
4/01
7
10
1/02
4
7
10
1/03
4
7
10
1/04
4
7
10
1/05
4
7
10
1/06

Publications

Our Corporate Brochure and Social & Environmental Report are available in both English and Japanese upon written request to the Public Affairs Department at our Corporate Head Office.

Internet Home Page

Updated information is published regularly on our Web site. (http://www.toyota-industries.com)

Further Information

For further information, please write to the Investor Relations Office at our Corporate Head Office.


TOYOTA

TOYOTA INDUSTRIES CORPORATION

2-1, Toyoda-cho, Kariya-shi, Aichi-ken 448-8671, Japan
Telephone: +81-(0)566-22-2511 Facsimile: +81-(0)566-27-5650
www.toyota-industries.com


This annual report is printed on
recycled paper using soy ink to minimize
the impact on the environment.


PRINTED WITH
SOY INK

Printed in Japan


RECEIVED
2006 DEC -6 P 1:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exhibit 5

(Brief Description)

August 1, 2006

Notice regarding "Issuance of Share Acquisition Rights (Stock Options)"

(Report pursuant to Article 24.5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Sub-paragraph 2.2 of the Ministerial Regulation regarding Disclosure of Company)

At its meeting held on July 27, 2006, the Board of Directors of Toyota Industries Corporation (hereinafter, "TICO") determined the details of the terms and conditions of issuance of Share Acquisition Rights for the purpose of granting stock options, pursuant to Article 236, Article238 and Article 239 of the Company Code, which was approved at its 128th Ordinary General Meeting of Shareholders held on June 22, 2006.

This notice regarding "Issuance of Share Acquisition Rights (Stock Options)" was, in accordance with Japanese laws and regulations, filed on August 1, 2006 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. In addition, it is made available for public inspection at the office of the Kanto Local Finance Bureau, on the EDINET Web site of the Ministry of Finance of Japan, and at the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, respectively, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION are listed.

1. Date of Issuance of Share Acquisition Rights

   August 1, 2006

2. Total Number of Share Acquisition Rights to be Issued

   8,020 (the number of shares to be issued or transferred upon exercise of one Share Acquisition Right shall be 100)

3. Issue Price of Share Acquisition Rights

   No consideration will be paid at the time of issuance of the Share Acquisition Rights.

4. Class and Number of Shares to be Issued or Transferred upon Exercise of Share Acquisition Rights

   802,000 stocks of TICO common stock

5. Amount to be Paid upon Exercise of Share Acquisition Rights

   4,642 yen per share

6. Aggregate Amount of Issue Price of the Shares to be Issued upon the Exercise of the Share Acquisition Rights

   3,722,884,000 yen

7. Exercise Period of the Share Acquisition Rights

   From August 1, 2008 to July 31, 2012

8. Conditions of Exercise of Share Acquisition Rights

   (1) The grantee of the Share Acquisition Rights should be a director, managing officer or an employee of TICO at the time of the exercise of Share Acquisition Rights. In case of voluntary retirement or age-limit retirement, the rights granted to the grantee will be exercisable for up to 18 months following his/her voluntary retirement or age-limit retirement.

   (2) Other conditions shall be provided for in the contracts to be executed between TICO and the grantees of the Share Acquisition Rights pursuant to the resolution of the Ordinary General Meeting of Shareholders of this year and the resolution of a meeting of the Board of Directors.

9. Portion of Issue Price of the Share Certificates Issued upon the Exercise of Share Acquisition Rights Not to be Transferred to Capital

   The portion of the issue price of new shares not transferred to capital shall be 50% of the issue price and any fraction less than one (1) yen arising from such calculation shall be discarded.

10. Matter Concerning Transfer of Share Acquisition Rights

Transfer of Share Acquisition Rights shall be subject to the approval of the Board of Directors.

11. Number of Grantees

Directors/Managing Officer/Employees: Total 169

[Reference]

(1) Date on which the Board of Directors resolved to propose the issue of Share Acquisition Rights to the Ordinary General Meeting of Shareholders

May 30, 2006

(2) Date on which the issue of Share Acquisition Rights was adopted by the Ordinary General Meeting of Shareholders

June 22, 2006

Exhibit 6

(Brief Description)

April 24, 2006

Press Release regarding "Notice Concerning the Acquisition of Stock of Nissen Logistics Services Co., Ltd."

Toyota Industries Corporation (hereinafter, "TICO") and Nissen Co., Ltd. (hereinafter, "Nissen") have been agreed that TICO acquires 50.5% of non-listed stocks of Nissen Logistics Services Co., Ltd., which are owned by Nissen, and cooperate with the materials handling solution business.

The rest of non-listed stocks of Nissen Logistics Services Co., Ltd. are still owned by Nissen.

This will enable total optimization and further expansion of the materials handling solution business.

1. Schedule

April 24, 2006	Board Meeting (TICO,Nissen)
April 24, 2006	Conclusion of Basic Agreement
May, 2006(scheduled)	Conclusion of Stock Transfer Agreement
June, 2006 (scheduled)	Stock Transfer

2. Outline of the Company

(1) Name	Nissen Logistics Services Co., Ltd.
(2) Business	Total logistics services
(3) Establishment	June 1950 (Commencement)
(4) Location	18 Hainobori-nakamati, Kisshoin, Minami-ku, Kyoto, Japan
(5) Representative	Toshio Katayama
(6) Capital	980 million yen (as of December 20, 2005)
(7) Shares Outstanding	229,000 (as of December 20, 2005)
(8) Sales	21 million yen (for the fiscal year ended of December 20, 2005)

Exhibit 7

(Brief Description)

June 27, 2006

Press Release regarding "Notice Concerning Repurchase of Shares from the Market"

We hereby inform you that Toyota Industries Corporation (hereinafter, "TICO") repurchased its shares from the market. Repurchase of Shares had approved by the 128th Ordinary General Shareholder's Meeting held on June 22, 2006. (see Exhibit 10).

1. Repurchased reason	Improvement of capital efficiency and Execution of agile capital policy management.
2. Repurchased shares type	TICO Common stock
3. Number of repurchased shares	8,000,000 shares
4. Price of per-share	4,430yen
5. Repurchased date	June 27, 2006
6. Method of repurchased	N-Net (Nagoya Stock Exchange Trading System.) (Closing price orders on June 26, 2006)

Exhibit 8

(Brief Description)

July 24, 2006

Press Release regarding "Notice Concerning Appointment of the Temporary Accounting Auditor"

We hereby inform you that Toyota Industries Corporation (hereinafter, "TICO") has appointed PricewaterhouseCoopers Aarata as its temporary accounting auditor (ichiji kansanin) as of July 24, 2006 (pursuant to Article 346, Paragraph 4 and 6 of Company Code) since ChuoAoyama PricewaterhouseCoopers ceased to qualified to be TICO's accounting auditor under TICO's internal rules and therefore resigned as TICO's accounting auditor on July 1, 2006.

1. Resigned Accounting Auditor
   ChuoAoyama PricewaterhouseCoopers

2. Appointed Accounting Auditor as the Temporary Accounting Auditor
   PricewaterhouseCoopers Aarata

3. Appointment date
   July 24, 2006

Exhibit 9

(Brief Description)

June 2006

Annual Business Report

The 128th Fiscal Year
from April 1, 2005
to March 31, 2006

This Annual Business Report for the fiscal year ended March 31, 2006 (hereinafter called the "Annual Business Report") was sent to the shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") in June 2006.

It is not a requirement under any rules or regulations in Japan to prepare or make public an Annual Business Report; the Company voluntarily prepares the Annual Business Report and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Annual Business Report, which is material to an investment decision, is substantially contained in the Annual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated December 4, 2006), and/or the Consolidated and Non-Consolidated Financial Results of the Company (see Exhibit 2 of the letter referred to above).

Exhibit 10

(Brief Description)

June 6, 2006

To: Shareholders

From: Tetsuro Toyoda
President
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken

Notice of Convocation of the 128th Ordinary General Meeting of Shareholders

We hereby notify you that the 128th Ordinary General Meeting of Shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") will be held as described below. Your attendance would be very much appreciated.

If you are unable to attend the meeting in person, we would appreciate your reviewing the reference materials enclosed herewith and returning the enclosed voting card to us. In this case, please indicate whether you wish to vote "FOR" or "AGAINST" each agendum of the Matters to Be Resolved on the Agenda for the Meeting, and affix your seal to the card.

Description

1. Date and Time: June 22, 2006 at 10:00 a.m.

2. Place: Head Office of the Company at 2-1, Toyoda-cho, Kariya-shi, Aichi-ken

3. Agenda for the Meeting

Matters to Be Reported:

1. Statement of Operations, Balance Sheet and Statement of Income for the 128th Fiscal Year (from April 1, 2005 through March 31, 2006)

2. Audited results of Consolidated Financial Documents by Independent Auditors and Corporate Auditors

Matters to Be Resolved:

Agendum 1: Approval of the Proposed Appropriation of Retained Earnings for the 128th Fiscal Year

Agendum 2: Repurchase own shares of Common Stock

Agendum 3: Partial Amendments of the Articles of Incorporation

Agendum 4: Election of 17 Directors due to Expiration of Term of Office of Directors

Agendum 5: Election of 3 Corporate Auditors

Agendum 6: Issuance of Stock Acquisition Rights for the transfer thereof to Directors, Managing Officers and Employees of the Company without Consideration

Agendum 7: Partial Amendments of terms and conditions of Share Acquisition Rights (Stock Options) due to New Directors Organization.

Agendum 8: Retirement and Severance Benefits for Retiring Directors and Corporate Auditors

Exhibit 11

(Brief Description)

June 22, 2006

To: Shareholders

From: Tetsuro Toyoda
President
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken

Notice of Results of the 128th Ordinary General Meeting of Shareholders

We hereby notify you that the following reports and resolutions were made at the 128th Ordinary General Meeting of Shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") held today.

Description

Reported Matters:

1. Statement of Operations, Balance Sheet and Statement of Income for the 128th Fiscal Year (from April 1, 2005 through March 31, 2006)

   The contents of the above-mentioned financial statements were reported.

2. Audited results of Consolidated Financial Documents by Independent Auditors and Corporate Auditors

   The contents of the above-mentioned financial statements were reported.

Resolved Matters:

Agendum 1: Approval of the Proposed Appropriation of Retained Earnings for the 128th Fiscal Year

The above-mentioned proposal was approved and passed in its

original form. As a result, the shareholders' cash dividends were determined to be 20 yen per share for the second half of this fiscal year. Including interim cash dividends, the total amount during the year ended March 31, 2006 was 38 yen and the dividends payout ratio was 40.3%.

Agendum 2: Repurchase of Shares

The above-mentioned proposal was approved and passed in its original form. As a result, the Board of Directors of Toyota Industries Corporation was authorized to repurchase up to 8 million of the Company's common shares at a total purchase cost not exceeding 45 billion yen. This allows the Company to implement flexible capital policies in accordance with the business environment.

Agendum 3: Partial Amendments of the Articles of Incorporation

The above-mentioned proposal was approved and passed in its original form. Description of the amendments is as follows.

(The amended parts are underlined.)

Before Amendment	After Amendment
CHAPTER 1. GENERAL PROVISIONS	CHAPTER 1. GENERAL PROVISIONS
Art. 4 (Method of Public Notices) Public notices of the Company shall be given through the use of electronic devices and formats. However, if such notice is impracticable in an accident or any other unavoidable circumstances, public notices of the Company shall be given in "*Nihon Keizai Shimbun*" (Newspaper) and "*The Chunichi Shimbun*" (Newspaper).	Art. 4 (Method of Public Notices) The method of public notices of the Company shall be electronic devices and formats. However, if such notice is impracticable in an accident or any other unavoidable circumstances, public notices of the Company shall be given through the method of insert in "*Nihon Keizai Shimbun*" (Newspaper) and "*The Chunichi Shimbun*" (Newspaper).
CHAPTER 2. SHARES	
Art. 5 (Total Number of Shares Authorized to be Issued) The total number of shares authorized to be issued by the Company shall be one billion and one hundred million (1,100,000,000) shares. Provided that, in case of the cancellation of shares, the corresponding number of shares shall be decreased.	Art. 5 (Total Number of Shares Authorized) The total number of shares which the Company is authorized to issue shall be one billion and one hundred million (1,100,000,000) shares.

Art. 6 (Acquisition of Outstanding Company Shares) The Company may acquire its own outstanding shares by resolution of the Board of Directors in accordance with Article 211-3, paragraph 1, item 2 of the Commercial Code.	Art. 6 (Acquisition of Outstanding Company Shares) The Company may acquire its own outstanding shares by resolution of the Board of Directors in accordance with Article 165-2 of the Corporation Act (Kaisha-hou).
(New)	Art. 7 (Issuance of Share Certificates) The Company shall issue share certificates representing its issued shares.
Art. 7 (Number of Shares Constituting One Unit (*tangen*) and Unissued Shares Constituting Less Than One Unit (*tangen*)) The number of shares constituting one unit (*tangen*) of shares of the Company shall be one hundred (100) shares. The Company shall not issue shares constituting less than one unit (*tangen*)(hereinafter referred to as the "shares constituting less than one unit (*tangen*)"), unless otherwise prescribed in the Regulations Concerning The Handling of Shares.	Art. 8 (Number of Shares Constituting One Unit (*tangen*) and Unissued Shares Certificates for Shares Constituting Less Than One Unit (*tangen*)) The number of shares constituting one unit (*tangen*) of shares of the Company shall be one hundred (100) shares. Notwithstanding the preceding Article, the Company shall not issue share certificates representing its issued shares constituting less than one unit (*tangen*). Provided that this provision shall not apply if the Share Handling Regulations provide otherwise.
(New)	Art. 9 (Rights to Shares Constituting Less Than One Unit (*tangen*)) The shareholders of the Company (the shareholders hereinafter include the beneficial shareholders) are not entitled to exercise any rights to shares constituting less than one unit (*tangen*) of shares held by the shareholders, other than the following rights: the rights provided for in each provision of Article 189–2 of the Corporation Act; and the rights to accept an allotment of raised shares and the raised stock acquisition rights by the Company.
Art. 8 (Transfer Agent)	Art. 10 (Transfer Agent)

The Company shall have a transfer agent with respect to its shares. The transfer agent and its place of business shall be determined by a resolution of the Board of Directors and shall be notified public. The Shareholders' Register (hereinafter including the beneficial shareholders' register) and Lost Stock Certificates' Register of the Company shall be kept at the place of business of the transfer agent. Registration of transfer of shares, repurchase of shares constituting less than one unit (*tangen*) and other administrative matters relating to the shares shall be handled by the transfer agent and not by the Company.	The Company shall have a transfer agent (kabunushimeibo - kanrinin). The transfer agent and its place of business shall be determined by a resolution of the Board of Directors and shall be notified public. The execution, keeping and any other matters of the Shareholders' Register (hereinafter including the beneficial shareholders' register), Lost Stock Certificates' Register and the Stock Acquisition rights' Register of the Company shall be committed to the transfer agent and not handled by the Company.
Art. 9 (Regulations Concerning the Handling of Shares) Types of share certificates of the Company, registration of transfer of share, repurchase of shares constituting less than one unit (*tangen*) and other matters relating to the shares shall be in accordance with provisions herein and the Regulations Concerning the Handling of Shares established by the resolution of the Board of Directors.	Art. 11 (Share Handling Regulations) Types of share certificates issued by the Company, the register or recording into the Shareholders' Register, Lost Stock Certificates' Register and the Stock Acquisition rights' Register of the Company, repurchase of shares constituting less than one unit (*tangen*) and any other matters relating to the shares or the stock acquisition rights shall be in accordance with provisions herein and the Regulations Concerning the Handling of Shares established by the resolution of the Board of Directors.
Art. 10 (Record Date) 1. The shareholders (the shareholders hereinafter include the beneficial shareholders) with the voting right who are registered or recorded on the Shareholders' Register as of the close of March 31 of each year shall be deemed as shareholders who can exercise their rights at the ordinary general meeting of shareholders which	Art. 12 (Record Date) The shareholders with the voting right who are registered or recorded in the final register of shareholders as of March 31 of each year shall be deemed as shareholders entitled to exercise its rights at the ordinary general meeting of shareholders for that business year.

corresponds to the settlement of accounts of each year. 2. In addition to the preceding paragraph and other provisions under the Articles of Incorporation, the Company may determine the record date if necessary with prior public notice.	(Unchanged)
CHAPTER 3. GENERAL MEETING OF SHAREHOLDERS	CHAPTER 3. GENERAL MEETING OF SHAREHOLDERS
Art. 11 (Convocation) The ordinary general meeting of shareholders shall be called in June every year, and the extraordinary general meeting of shareholders shall be called from time to time whenever necessary. The general meeting of shareholders may be held in Nagoya-city as well as at the place of the head office or the place adjacent to it.	Art. 13 (Convocation) (Unchanged)
(New)	Art. 14 (Deemed Delivery of Reference Documents, etc. for General Meeting of Shareholder) Upon convening a general meeting of shareholders, the Company may deem that the information which is required to be described or indicated in reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements shall be provided to the shareholders, in the event that it is disclosed, pursuant to laws and regulations, through the method by which shareholders may receive such information through an electronic means.
Art. 12 (Chairman of the Meeting) The general meeting of shareholders shall be chaired by the chairman/director or the	Art. 15 (Chairman of the Meeting) (Unchanged)

president/director. In case the chairman/director and the president/director are vacant or unavailable, another director shall take the place according to the order previously determined by a resolution of the Board of Directors.	
Art. 13 (Exercise of Voting Rights by Proxy) A shareholder may exercise his/her voting right by proxy who shall be a shareholder with a voting right of the Company; provided that such shareholder or proxy shall submit to the Company a power of attorney.	Art. 16 (Exercise of Voting Rights by Proxy) (Unchanged)
Art. 14 (Method of Resolutions) Unless otherwise stipulated by applicable laws or the Articles of Incorporation, a resolution at the general meeting of shareholders shall be adopted by a majority of the voting rights of those shareholders present at such meeting. Special resolutions as provided in Article 343 of the Commercial Code shall be adopted by not less than two-thirds (2/3) of the total number of voting rights held by those shareholders who are present at such meeting and hold not less than one-third (1/3) of the total number of voting rights of all the shareholders.	Art. 17 (Method of Resolutions) Unless otherwise stipulated by applicable laws or the Articles of Incorporation, a resolution at the general meeting of shareholders shall be adopted by a majority of the voting rights of those shareholders present at such meeting who are entitled to vote. The resolutions as provided in Article 309 - 2 of the Corporation Act shall be adopted by not less than two-thirds (2/3) of the total number of voting rights held by those shareholders who are present at such meeting and hold not less than one-third (1/3) of the total number of voting rights of all the shareholders who are entitled to vote.
Art. 15 (Minutes) The substance of the proceedings at the general meeting of shareholders and the results thereof shall be registered or recorded in the minutes of such meeting. The chairman and directors present at the meeting shall attach their signatures to, affix their names and seals to or attach digital signatures to	Art. 18 (Minutes) The substance of the proceedings at the general meeting of shareholders, the results thereof and any other matters provided in laws and regulations shall be registered or recorded in the minutes of such meeting. The minutes shall be kept at the head office for ten (10) years.

such minutes. The minutes shall be kept at the head office for ten (10) years.	
CHAPTER 4. DIRECTORS AND THE BOARD OF DIRECTORS	CHAPTER 4. DIRECTORS AND THE BOARD OF DIRECTORS
(New)	Art. 19 (Board of Directors) The Company shall have the Board of Directors.
Art. 16 (Number of Directors) The number of directors of the Company shall not exceed thirty (30).	Art. 20 (Number of Directors) The number of directors of the Company shall not exceed twenty (20).
Art. 17 (Election of Directors) Directors shall be elected at the general meeting of shareholders. The election of directors shall be executed by a majority of voting of shareholders holding not less than one-third (1/3) of the total number of voting rights of all the shareholders. Resolutions of the election of directors shall not be made by a method of cumulative voting.	Art. 21 (Election of Directors) Directors shall be elected by a resolution of the general meeting of shareholders. The election of directors shall be executed by a majority of voting of shareholders holding not less than one-third (1/3) of the total number of voting rights of the shareholders who are entitled to vote. (Unchanged)
Art. 18 (Term of Office of Directors) The term of office of directors shall expire at the closing of the ordinary general meeting of shareholders which corresponds to the last settlement of accounts falling within one (1) year after their assumption of office. The term of office of (a) director(s) elected to fill a vacancy shall be the remainder of the term of office of their predecessor(s).	Art. 22 (Term of Office of Directors) The term of office of directors shall expire at the closing of the ordinary general meeting of shareholders which corresponds to the last business year of the Compnay falling within one (1) year after their assumption of office. (Unchanged)
Art. 19 (Remuneration and Retirement Allowances of Directors) Remuneration and retirement allowances of directors shall be determined at the general meeting of shareholders.	Art. 23 (Remuneration, etc. of Directors) Remuneration, bonuses and any other property benefits for Directors accepted from the Company shall be determined by a resolution of the general meeting of shareholders.

Art. 20 (Representative Directors and Officers) The director(s) to represent the Company shall be elected by a resolution of the Board of Directors. A chairman/director, a president/director, vice chairman (men)/director(s), vice president(s)/director(s), senior managing director(s) and managing director(s) may be elected by a resolution of the Board of Directors.	Art. 24 (Representative Directors and Officers) (Unchanged) A chairman/director, a president/director, vice chairman (men)/director(s), vice president(s)/director(s) and senior managing director(s) may be elected by a resolution of the Board of Directors.
Art. 21 (Honorary Chairman and Counselor) A honorary chairman and a counselor may be elected by a resolution of the Board of Directors.	Art. 25 (Representative Directors and Officers) (Unchanged)
Art. 22 (Notice of a Meeting of the Board of Directors and Rules of the Board of Directors) Notice of convocation of a meeting of the Board of Directors shall be dispatched to each director and each corporate auditor at least two (2) days before the proposed meeting date. However, such period of notice may be shortened in case of emergency. Matters concerning the administration of the Board of Directors which are not set forth in the preceding paragraph shall follow the Rules of the Board of Directors stipulated by the Board of Directors.	Art. 26 (Meeting of the Board of Directors) (Unchanged) With respect to matters to be resolved by the Board of Directors, the Company shall deem that such matters were approved by a resolution of the Board of Directors when all the Directors (who are entitled to resolve) express their agreement in writing or by electronic records. Provided that this provision shall not apply when any Corporate Auditor expresses his/her objection to such matters. Matters concerning the administration of the Board of Directors which are not set forth in the preceding paragraph 1 and 2 shall follow the Rules of the Board of Directors stipulated by the Board of Directors.
Art. 23 (Exemption from Liability of Directors) As provided in the Article 266-12 of the Commercial Code, the Company may, by	Art. 27 (Exemption from Liability of Directors) As provided in the Article 426-1 of the Corporation Act, the Company may, by

resolution of the Board of Directors, exempt Directors (including those who used to be Directors) from liabilities to the extent permitted by laws.	resolution of the Board of Directors, exempt Directors (including those who used to be Directors) from liabilities provided for in Article 423-1 of the Corporation Act within the limits of applicable laws and regulations. As provided in the Article 427-1 of the Corporation Act, the Company may execute an agreement with outside directors to limit liabilities provided for in Article 423-1 of the Corporation Act.
CHAPTER 5. CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS	CHAPTER 5. CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS
(New)	Art. 28 (Corporate Auditors) The Company shall have the Corporate Auditors (*kansa-yaku*) and the Board of Corporate Auditors (*kansayaku-kai*).
Art. 24 (Number of Corporate Auditors) The number of corporate auditors of the Company shall not exceed five (5).	Art. 29 (Number of Corporate Auditors) (Unchanged)
Art. 25 (Election of Corporate Auditors) 1. Corporate auditors shall be elected at the general meeting of shareholders. 2. The election of corporate auditors shall be executed by a majority of voting of shareholders holding not less than one-third (1/3) of the total number of voting rights of all the shareholders.	Art. 30 (Election of Corporate Auditors) 1. Corporate auditors shall be elected by a resolution of the general meeting of shareholders. 2. The election of corporate auditors shall be executed by a majority of voting of shareholders holding not less than one-third (1/3) of the total number of voting rights of the shareholders who are entitled to vote.
Art. 26 (Term of Office of Corporate Auditors) 1. The term of office of corporate auditors shall expire at the closing of the ordinary general meeting of shareholders which corresponds to the	Art. 31 (Term of Office of Corporate Auditors) The term of office of corporate auditors shall expire at the closing of the ordinary general meeting of shareholders which corresponds to the last business year

last settlement of accounts falling within four (4) years after their assumption of office. 2. The term of office of (a) corporate auditor(s) elected to fill a vacancy shall be the remainder of the term of office of their predecessor(s).	falling within four (4) years after their assumption of office. (Unchanged)
Art. 27 (Remuneration and Retirement Allowances of Corporate Auditors) Remuneration and retirement allowances of corporate auditors shall be determined at the general meeting of shareholders.	Art. 32 (Remuneration, etc. of Corporate Auditors) Remuneration, etc. of corporate auditors shall be determined by a resolution of the general meeting of shareholders.
Art. 28 (Standing Corporate Auditors) The standing corporate auditor(s) of the Company shall be elected by mutual vote of the corporate auditors.	Art. 33 (Standing Corporate Auditors) The standing corporate auditor(s) of the Company shall be elected by a resolution of the Board of the Corporate Auditors.
Art. 29 (Notice of a Meeting of the Board of Corporate Auditors and Rules of the Board of Corporate Auditors) 1. Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each corporate auditor at least two (2) days before the propose meeting date. However, such period of notice may be shortened in case of emergency. 2. Matters concerning the administration of the Board of Corporate Auditors which are not set forth in the preceding paragraph shall follow the Rules of the Board of Corporate Auditors provided by a resolution of the Board of Corporate Auditors.	Art. 34 (Board of Corporate Auditors) (Unchanged)
Art.30 (Exemption from Liability of Corporate Auditors) The Company may, according to the provision of Article. 280-1 of the Commercial Code, exempt Corporate	Art.35 (Exemption from Liability of Corporate Auditors) The Company may, according to the provision of Article 426-1 of the Corporation Act, exempt Corporate

Auditors (including former Corporate Auditors) from liability for their action within the limits of applicable laws, by a resolution of the Board of Directors.	Auditors (including former Corporate Auditors) from liability for their action provided for in Article 423-1 of the Corporation Act within the limits of applicable laws and regulations, by a resolution of the Board of Directors. As provided in the Article 427-1 of the Corporation Act, the Company may execute an agreement with outside auditors to limit liabilities provided for in Article 423-1 of the Corporation Act.
CHAPTER 6. ACCOUNTING AUDITOR	CHAPTER 6. ACCOUNTING AUDITOR
(New)	Art. 36 (Accounting Auditor) The Company shall have an Accounting Auditor (*Kaikeikansa-nin*).
CHAPTER 6. ACCOUNTING	CHAPTER 7. ACCOUNTING
Art. 31 (Fiscal Year and Settlement of Accounts) The fiscal year of the Company shall run from April 1 of each year to March 31 of the following year, and the time of settlement of accounts shall be at the end of each fiscal year.	Art. 37 (Business Year) The business year of the Company shall run from April 1 of each year to March 31 of the following year.
Art. 32 (Dividends) Dividends of the Company shall be paid to shareholders or registered pledgees registered or recorded in the Shareholders' Register as of the close of March 31 of each year. 2. (New) 3. (New)	Art. 38 (Dividends from Surplus, etc.) Dividends from Surplus of the Corporation shall be paid to the shareholders or registered share pledgees registered or recorded in the Shareholders' Register as of the close of March 31 of each year. The Company may, by a resolution of the Board of Directors, distribute dividends from surplus as provided for in Article 454-5 of the Corporation Act to the shareholders or registered share pledgees entered or recorded in the final register of shareholders as of September 30 of each year. In addition to the preceding two (2) paragraphs, the Company may, by a resolution of the Board of Directors, decide on matters provided for in each provision

	of Article 459-1 of the Corporation Act.
Art. 33 (Interim Dividends) The Company may, by a resolution of the Board of Directors, distribute cash as provided in Article 293-5 of the Commercial Code (hereinafter referred to as "interim dividends") to shareholders or registered pledgees registered or recorded in the Shareholders' Register as of the close of September 30 of each year.	(Delete)
Art. 34 (Period of Exclusion of Payment of Dividends and Interest) The Company shall be exempted from liability for any dividends or interim dividends which have not been received for a period of three (3) years from the date upon which the distribution of such dividends commenced. Interest shall not be added on dividends and interim dividends.	Art. 39 (Period of Exclusion of Payment of Dividends from Surplus and Interest) In the case where the dividends from surplus are paid by cash, The Company shall be exempted from liability for any dividends or interim dividends which have not been received for a period of three (3) years from the date upon which the distribution of such dividends commenced. Interest shall not be added on unpaid dividends from surplus.

Agendum 4: Election of 17 Directors due to Expiration of Term of Office of Directors.

The 17 Directors were elected as originally proposed and all came into office.

Agendum 5: Election of 3 Corporate Auditors due to Expiration of Term of Office of 3 Corporate Auditors

The 3 Corporate Auditors were elected as originally proposed and came into office.

Agendum 6: Issuance of Share Acquisition Rights for the transfer thereof to Directors, Managing Officers and Employees of the Company without Consideration

The above-mentioned proposal was approved and passed in its

original form (see Exhibit 5 for more details).

Agendum 7: Partial Amendments of terms and conditions of Share Acquisition Rights (Stock Options) due to New Directors Organization.

The above-mentioned proposal was approved and passed in its original form.

Agendum 8: Retirement and Severance Benefits for Retiring Directors and Corporate Auditor

The above-mentioned proposal was approved and passed in its original form.

RECEIVED
2006 DEC -6 P 1:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FINANCIAL SUMMARY

FY2006

(April 1, 2005 through March 31, 2006)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This report contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements appearing in this report. These risks and uncertainties include, but are not limited to, the following : 1) economic trends, 2) principal customers, 3) product development capabilities, 4) new businesses, 5) product defects, 6) price competition 7) reliance on suppliers of raw materials and components, 8) alliances with other companies, 9) exchange rate fluctuations, 10) effects of disasters, power blackouts and other incidents, 11) latent risks associated with international activities, 12) official restriction, 13) share price fluctuations and 14) retirement benefit liabilities.

Consolidated Financial Results for FY2006 (April 1,2005 - March 31,2006)

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Osaka and Nagoya (Code number: 6201) (URL: http://www.toyota-industries.com/)
Head office: 2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan
Representative person: Tetsuro Toyoda, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)
Date of the meeting of the Board of Directors for FY2006 consolidated financial results: April 27, 2006
Name of parent company: Toyota Motor Corporation (Code number: 7203) Parent company's shareholding: 24.2%
US GAAP: Not applied

1. Financial Highlights for FY2006 (April 1, 2005 - March 31, 2006)

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2006	**1,505,955**	**(21.3)**	**64,040**	**(20.6)**	**80,635**	**(13.7)**
FY2005	1,241,538	(6.6)	53,120	(0.9)	70,912	(20.3)

	Net income	(% change from previous year)	Net income per share — basic	Net income per share — diluted	Return on equity	Ordinary income on assets	Ordinary income on sales
	Million yen	%	Yen	Yen	%	%	%
FY2006	**47,077**	**(8.6)**	**146.16**	**146.02**	**3.5**	**2.9**	**5.4**
FY2005	43,357	(29.0)	135.09	135.03	4.1	3.3	5.7

Notes: 1. Equity in net income of affiliates: FY2006 — 3,593 million yen, FY2005 — 6,805 million yen
2. Average number of shares outstanding in each year (consolidated) : FY2006 — 319,125,005 shares, FY2005 — 318,079,149 shares
3. Changes in accounting policies: No change

(2) Consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2006	**3,245,341**	**1,611,227**	**49.6**	**5,044.45**
FY2005	2,326,824	1,115,747	48.0	3,504.80

Note: Number of shares outstanding at end of each year (consolidated) : FY2006 — 319,320,446 shares, FY2005 — 318,236,815 shares

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of year
	Million yen	Million yen	Million yen	Million yen
FY2006	**131,784**	**(205,013)**	**85,172**	**112,596**
FY2005	100,095	(128,230)	50,020	100,535

(4) Scope of consolidation and equity method

Consolidated subsidiaries: 153 companies
Unconsolidated subsidiaries accounted for under the equity method: 0 companies
Affiliates accounted for under the equity method: 22 companies

(5) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (increase) 9 companies, (decrease) 2 companies
Equity method: (increase) 2 companies, (decrease) 0 companies

2. Forecasts of Consolidated Financial Results for FY2007 (April 1, 2006 - March 31, 2007)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2007 semi-annual	840,000	42,000	25,000
FY2007	1,670,000	85,000	49,000

Reference: (Forecast) Net income per share — basic (annual): 153.45yen

Overview of Associated Companies

Toyota Industries Corporation and its associated companies (Toyota Motor Corporation which has Toyota Industries Corporation as an affiliate, Toyota Industries Corporation's 153 subsidiaries and 35 affiliates) are engaged mainly in manufacture and sales of automobiles and related products, materials handling equipment, textile machinery and also in logistics solutions business. The associated companies' positions in the businesses and relation to the business segments are shown below



Customers (Toyota Motor Corporation, etc.)
(Domestic manufacturing companies)
Izumi Machine Mfg. Co., Ltd.
Tokyu Co., Ltd.
Tokaiseiki Co.,Ltd.
Others
(Overseas manufacturing companies)
Michigan Automotive Compressor, Inc.
TD Automotive Compressor Georgia, LLC.
TD Deutsche Klimakompressor GmbH
Toyota Motor Industries Poland Sp.zo.o.*
Others
(Domestic sales companies)
Aichi Corporation Group
TOYOTA L&F Tokyo Co., Ltd.
Others
(Overseas sales companies)
BT Industries Group
Toyota Material Handling USA, Inc.
Toyota Industrial Equipment Europe Group
Others
(Domestic other companies)
Asahi Security Co., Ltd.
Taikoh transportation Co., Ltd.
Wanbishi Archives Co., Ltd.*
Fuji Logistics Co., Ltd.*
Others
(Overseas sales companies)
Toyota Textile Machinery Europe Group
Others
(Domestic manufacturing companies)
TIBC Corporation
ST Liquid Crystal Display Corp.*
Others
(Domestic manufacturing companies)
Aichi Corporation Group
Others
(Overseas manufacturing companies)
BT Industries Group
Toyota Industrial Equipment Mfg., Inc.
Toyota Industrial Equipment, S. A.
Others
(Overseas manufacturing company)
Kirloskar Toyoda Textile Machinery Ltd.
Automobile
Materials handling equipment
Logistics
Textile machinery
Others
Toyota Industries Corporation

(Other companies)
Toyota Industries Sweden AB, Toyota Industries Finance International AB, Toyota Industries North America, Inc. Others

*Affiliates accounted for under the equity method

Management Policy

1. Basic Management Policy

The basic management policies of Toyota Industries Corporation and its Group companies ("Toyota Industries") are upheld as its basic corporate philosophy. We believe putting the following stated beliefs into viable actions by all employees will lead to greater corporate value.

(1) Toyota Industries is determined to comply with the letter and the spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.

(2) Toyota Industries is respectful of the people, culture and traditions of each country and region in which it operates. It also works to promote economic growth and prosperity in those countries and regions.

(3) Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality.

(4) Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.

(5) Toyota Industries nurtures the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that both employees and the Company can realize their full potential.

2. Basic Policy on the Distribution of Profits

Toyota Industries regards the benefits of shareholders as one of its most important management policies. Based on this stance, we will strive to strengthen Toyota Industries' corporate constitution, promote proactive business development and raise its corporate value.

Toyota Industries' dividend policy is to meet the expectations of shareholders while giving full consideration to business performance, capital demand, dividend payout ratio on a consolidated basis and other factors.

Toyota Industries will use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use retained earnings to repurchase treasury stock.

Changes to the Articles of Incorporation and the quarterly distribution of dividends after the new corporate law is put into effect are currently under consideration.

3. Medium- to Long-Term Management Strategies

Rooted in its basic philosophy, Toyota Industries "strives to offer products and services that are clean, safe and of high quality." We are fully committed to continuing to improve corporate value.

Product quality continues to be a constant priority for the medium to long term. We also remain committed to giving considerations to the environment and safety as well as increasing our competitive strengths. Promoting technological advancements and strengthening our value chain will enable us to develop and offer leading-edge products that anticipate customer needs. Along with augmenting global consolidated management and building a business structure that can take advantage of the collective strength of Toyota Industries, we will work to enhance team strength and spirit, and nurture personnel of international caliber who will lead the Toyota Industries Group to the next level of growth.

Specifically, the Vehicle and Engine businesses will expand their respective scopes of business by contributing to the global strategy of Toyota Motor Corporation. The Materials Handling Equipment and Car Air-Conditioning Compressor businesses will strive to solidify the leading global position while aiming for higher market share and better performance through global business expansion. The Textile Machinery Business will firmly maintain the world's top share in air-jet looms to realize stable business management. The Electronics Business, which includes power electronics components for hybrid vehicles, and the Logistics Solutions Business will work toward stabilizing operations to ensure steady growth and develop into future core businesses of Toyota Industries.

Through successful implementation of these measures, Toyota Industries aims for the undisputed No. 1 position and increased corporate value. Through sincere considerations for the environment and local communities, we also seek socially harmonious growth.

The new Medium-Term Management Vision, which started from fiscal 2007 (ending March 31, 2007), targets consolidated net sales of more than 2 trillion yen and ordinary income of 140.0 billion yen in fiscal 2011 (ending March 31, 2011).

4. Matters related to the parent company

(1) Trade name and other items related to the parent company

(As of March 31, 2006)

Parent company	Attributes	Percentage of voting rights held by parent company (%)	Stock exchanges on which shares issued by the parent company are listed
Toyota Motor Corporation	The relevant other company when a listed company is an affiliated company of this other company	24.25 (0.23)	Tokyo Stock Exchange, First Section Nagoya Stock Exchange, First Section Osaka Securities Exchange, First Section Fukuoka Stock Exchange Sapporo Stock Exchange New York Stock Exchange (U.S.) London Stock Exchange (U.K.)

Notes: The figure shown inside the parenthesis indicates the percentage of indirectly held voting rights among all voting rights held by the parent company.

(2) Matters related to transactions with the parent company

FY2006 (April 1, 2005 - March 31, 2006)

Details of affiliation		Transaction details	Transaction amount (¥ millions)	Category	Year-end balance (¥ millions)
Concurrent post of directors (names)	Business affiliation				
Concurrent posts: 4 Employment transfers: 11	Sale of products of the Automobile Segment	Sale of automobiles and engines*1	527,020	Accounts receivable	32,611
		Purchase of components for automobiles and engines*2	370,566	Accounts Payable	47,637

Notes: 1. Transaction conditions and determining policies of transaction conditions

*1 Regarding sales of automobiles and engines, the Company presents its desired prices based on total costs, and settles on prices in a similar manner as for ordinary transaction conditions upon undertaking price negotiations for each fiscal term.

*2 Regarding purchases of components for automobiles and engines, based on the prices presented, the Company settles on prices in a similar manner as for ordinary transaction conditions upon undertaking price negotiations for each fiscal term.

2. There are no matters in the above-mentioned "details of affiliation" and "transaction details" that would restrict the Company's independence. There are no monetary loan debit and credit relationships or guarantee or warranty relationships.

Business Results and Financial Position

1. Business Results

In fiscal 2006 (ended March 31, 2006), the Japanese economy was on a solid recovery track. Private-sector capital investment increased on the back of improved corporate earnings while consumer spending rose as employment conditions improved. The overall economic outlook was also positive overseas, with an expanding U.S. economy and the European economy maintaining their underlying strengths. In Asia, China continued to grow at a brisk pace.

In this environment, Toyota Industries made efforts to strengthen its corporate structure by ensuring customer trust through its dedication to quality, the development of appealing new products, aggressive sales promotions and execution of a Group-wide program to reduce costs.

As a result, total consolidated net sales of Toyota Industries amounted to 1,505.9 billion yen, an increase of 264.4 billion yen, or 21%, over fiscal 2005 (ended March 31, 2005). The following is a review of operations for the major business segments.

In the automobile industry as a whole, domestic sales were almost the same as in fiscal 2005. Overseas sales rose over the same period as a result of increases in the Asian and Latin American markets. Net sales of the Automobile Segment of Toyota Industries totaled 746.7 billion yen, an increase of 130.5 billion yen, or 21%, over fiscal 2005.

Within this segment, net sales of the Vehicle Business totaled 372.0 billion yen, an increase of 93.2 billion yen, or 33%, over fiscal 2005. Both the Vitz (Yaris in Europe) and the RAV4, which underwent a full model change, recorded robust sales.

Net sales of the Engine Business totaled 132.3 billion yen, an increase of 19.1 billion yen, or 17%, over fiscal 2005. We proactively augmented our engine production capacity to accommodate increased global production of vehicles by Toyota Motor Corporation ("TMC"). This measure in turn led to increases in sales of the KD diesel engine, which commenced production in June 2005, for Toyota's IMV Series as well as the AD diesel engine, which is fitted in the RAV4 for Europe.

Net sales of the Car Air-Conditioning Compressor Business totaled 215.9 billion yen, an increase of 18.0 billion yen, or 9%, over fiscal 2005. While sales in the domestic market were approximately the same level as for fiscal 2005, overseas sales increased. TD Automotive Compressor Georgia, LLC, which was established in the U.S. state of Georgia in July 2004, started production of variable displacement compressors in December 2005. TD Automotive Compressor Kunshan, Co., Ltd., which was established in China in May 2005, also commenced production of car air-conditioning compressors in April 2006.

In the materials handling equipment industry as a whole, unit sales increased substantially over fiscal 2005. Demand was strong in the Japanese and overseas markets amid a sustained global economic recovery. Amid this environment, Toyota Industries strengthened its sales network globally, while promoting vigorous sales promotion activities targeting major clients.

Net sales of the Materials Handling Equipment Segment of Toyota Industries totaled 595.2 billion yen, an increase of 91.3 billion yen, or 18%, over fiscal 2005. In Japan, unit sales of TOYOTA-brand electric counterbalanced lift trucks increased significantly in line with a heightened environmental awareness among domestic companies. As a result, we achieved a 43.4% share in the Japanese lift truck market during January to December 2005, marking the 40th consecutive year that we maintained a top position in the domestic lift truck industry. Globally, we sold a record 112,000 TOYOTA-brand lift trucks, an increase of 11% over the same period in 2004.

BT-brand posted a strong increase in sales of reach trucks, low-level order picking trucks and other warehouse trucks. Aichi Corporation, one of our subsidiaries and a major manufacturer of aerial work platforms, recorded a substantial increase in sales over fiscal 2005 on the back of strong replacement demand from electricity companies and the telecommunications industry.

In July 2005, we established the Toyota Material Handling Group to further strengthen the cooperation and maximize synergies between TOYOTA and BT brands. Under this new framework, we aim to consolidate our Materials Handling Equipment Business in Europe, North America and Japan to enhance our global market share.

Toyota Industries has entered into the logistics solutions business to reduce customers' logistics costs through optimized logistics processes. Net sales of the Logistics Solutions Segment amounted to 65.1 billion yen in fiscal 2006 due largely to the solid performance of the transportation business and the contribution made by Asahi Securities Co., Ltd., which is engaged in comprehensive cash management outsourcing services such as cash collection and delivery as well as cash proceeds management. In January 2006, we aquired the capital stock of Wanbishi Archives Co., Ltd. to further expand our business domain.

In the textile machinery industry as a whole, the mainstay Chinese market remained strong on the back of robust demand for capital investment, despite the Chinese government's monetary-tightening measures and the safeguards exercised by Europe and the United States to contain Chinese garment imports. Net sales of the Textile Machinery Segment of Toyota Industries totaled 49.7 billion yen, an increase of 5.8 billion yen, or 13%, from fiscal 2005 due largely to an increase in sales of air-jet looms to China and India as well as strong sales of spinning machinery.

During fiscal 2006, Toyota Industries' ordinary income amounted to 80.6 billion yen, an increase of 9.7 billion yen, or 14%, over fiscal 2005. Despite the effects of a steep rise in crude oil and steel prices, as well as increases in depreciation and personnel expenses, this increase was achieved due largely to an expansion in global sales and Group-wide cost-reduction efforts. Net income amounted to 47.0 billion yen, an increase of 3.7 billion yen, or 9%, over fiscal 2005.

Cash flows from operating activities increased by 131.7 billion yen in fiscal 2006, due mainly to income before income taxes in an amount of 80.6 billion yen. Net cash provided by operating activities increased by 31.7 billion yen from 100.0 billion yen in fiscal 2005. Cash flows from investing activities resulted in a decrease in cash by 205.0 billion yen in fiscal 2006, attributable primarily to payments for acquisition of fixed assets amounting to 161.5 billion yen. Net cash used in investing activities increased by 76.8 billion yen from 128.2 billion yen for fiscal 2005. Cash flows from financing activities resulted in an increase in cash by 85.1 billion yen in fiscal 2006, due mainly to proceeds from issuance of corporate bonds in an amount of 68.7 billion yen. Net cash provided by financing activities increased by 35.1 billion yen from 50.0 billion yen in fiscal 2005. After translation adjustments, cash and cash equivalents as of March 31, 2006 stood at 112.5 billion yen, an increase of 12.0 billion yen, or 12%, over fiscal 2005.

2. Distribution of Profits for FY2006

Including the interim cash dividend of 18.0 yen per common share paid in November 2005, and a year-end cash dividend of 20 yen per common share, Toyota Industries declares that total cash dividends for fiscal 2006 will be 38 yen per common share, an increase of 6 yen per common share over fiscal 2005.

3. Forecast for the Fiscal Year Ending March 31, 2007

Toyota Industries expects the Japanese economy to continue along a steady path toward recovery thanks to a favorable ripple effect on consumer spending arising from strong corporate performance. However uncertainties persist regarding the fluctuations of exchange rates and a further increase in the prices of crude oil and other raw materials.

For fiscal 2007 (ending March 31, 2007), Toyota Industries forecasts consolidated net sales of 1,670.0 billion yen, ordinary income of 85.0 billion yen and net income of 49.0 billion yen. We are determined to heighten the comprehensive capabilities of the Toyota Industries Group as a whole by placing utmost emphasis on product quality, giving considerations to the environment and safety, increasing our competitive strengths, promoting technological advancements and strengthening our value chain so that we can develop and market leading-edge products that anticipate customer needs. We will also further augment global consolidated management and build a business structure that can take advantage of the collective strength of Toyota Industries while enhancing capabilities in the workplace and nurturing personnel of international caliber who will lead Toyota Industries to the next level of growth. We will further strive to promote adherence to compliance as well as proactive participation in environmental protection and social contribution activities.

Our projections are based on an exchange rate of ¥115.0 = US$1.

4. Risk Information

The following represent risks that could have a material impact on Toyota Industries' financial condition, business results and share prices. The forward-looking statements herein are based on information known to management as of March 31, 2006.

Principal Customers

Toyota Industries' automobile and engine products are sold primarily to TMC. In fiscal 2006, net sales to TMC accounted for 35.0% of consolidated net sales. Therefore, TMC's vehicle sales could have an impact on Toyota Industries' business results. As of March 31, 2006, TMC held 24.2% of total shares issued.

Product Development Capabilities

Based on the concept of "developing appealing new products," Toyota Industries proactively develops new products by utilizing its leading-edge technologies, as it strives to anticipate increasingly sophisticated and diversifying needs of the market and ensure the satisfaction of its customers. R&D activities are focused mainly on developing and upgrading products in current business fields and peripheral sectors. Toyota Industries expects that revenues derived from these fields will continue to account for a significant portion of total revenues and anticipates that future growth will be contingent on the development and sales of new products in these fields. Toyota Industries believes that it can continue to develop appealing new products. However, Toyota Industries may not be able to forecast market needs and develop and introduce appealing new products in a timely manner. This could result in lower future growth and have an adverse impact on Toyota Industries' financial condition and business results. Such a situation could result from risks that include no assurance Toyota Industries can allocate sufficient future funds necessary for the development of appealing new products; no assurance that product sales will be successful, as forecasts of products supported by the market may not always be accurate; and no assurance that newly developed products and technologies will always be protected as intellectual property.

Intellectual Property Rights

In undertaking its business activities, Toyota Industries has acquired numerous intellectual property rights, including those acquired overseas, such as patents related to its products, product designs and manufacturing methods. However, not all patents submitted will necessarily be registered as rights, and these patents could thus be rejected by patent authorities or invalidated by third parties. Also, a third party could circumvent a patent of Toyota Industries and introduce a competing product into the market. Moreover, Toyota Industries' products utilize a wide range of technologies. Therefore, Toyota Industries could become a party subject to litigation involving the intellectual property rights of a third party.

Product Defects

Guided by the basic philosophy of "offering products and services that are clean, safe and of high quality," Toyota Industries makes its utmost efforts to enhance quality. However, Toyota Industries cannot guarantee all its products will be defect-free and that product recalls will not be made in the future. Toyota Industries is insured for product liability indemnity. However, Toyota Industries cannot guarantee that this insurance will sufficiently cover final indemnity amounts incurred. Product defects that could lead to large-scale recalls and product liability indemnities could result in large cost burdens and have a significant negative impact on the evaluation of Toyota Industries. It could also have an adverse effect on Toyota Industries' financial condition and business results due to a decrease in sales, deterioration of profitability and decrease in share prices of Toyota Industries.

Price Competition

Toyota Industries faces extremely harsh competition in each of the industries in which it conducts business, including its Automobile and Materials Handling Equipment businesses, which are the core of Toyota Industries' earnings foundation. Toyota Industries believes it offers high-value-added products that are unrivalled in terms of technology, quality and cost. Amid an environment characterized by intensifying price competition, however, Toyota Industries may be unable to maintain or increase market share against low-cost competitors or to maintain profitability. This could have an adverse impact on Toyota Industries' financial condition and business results.

Reliance on Suppliers of Raw Materials and Components

Toyota Industries' products rely on various raw materials and components from suppliers outside the Toyota Industries Group. Toyota Industries has concluded basic business contracts with these external suppliers and assumes it can carry out stable transactions for raw materials and components. However, Toyota Industries has no assurances against future shortages of raw materials and components, which arise from a global shortage due to tight supply or an unforeseen accident involving a supplier. Such shortages could have a negative effect on Toyota Industries' product production and cause an increase in costs, which could have an adverse impact on Toyota Industries' financial condition and business results.

Environmental Regulations

In view of its social responsibilities as a company, Toyota Industries strives to reduce any burden on the environment resulting from its production processes, as well as strictly adheres to applicable environmental laws and regulations. However, various environment-related regulations could also be revised and strengthened in the future. Accordingly, any expenses necessary for continuous strict adherence to these environmental regulations could result in increased business costs and have an adverse impact on Toyota Industries' financial condition and business results.

Alliances with Other Companies

Aiming to expand its businesses, Toyota Industries engages in joint activities with other companies through alliances and joint ventures. However, a wildly fluctuating market trend or a disagreement between Toyota Industries and its partners, owing to business, financial or other reasons, could prevent Toyota Industries from deriving the intended benefits of its alliances.

Exchange Rate Fluctuations

Toyota Industries' businesses encompass the production and sales of products and the provision of services worldwide. Generally, the strengthening of the yen against other currencies (especially against the U.S. dollar and the euro, which account for a significant portion of Toyota Industries' sales) has an adverse impact on Toyota Industries' business, while a weakening of the yen has a favorable impact. In the businesses in which Toyota Industries produces products in Japan and exports them to other countries or regions, the strengthening of the yen would reduce Toyota Industries' price competitiveness relative to global standards. This could have an adverse impact on Toyota Industries' financial condition and business results due to a change in market prices.

Share Price Fluctuations

At the end of fiscal 2006, Toyota Industries held marketable securities valued at approximately ¥1,238.3 billion, and therefore bears the risk of price fluctuation of these shares. Based on fair market value of these shares at the end of fiscal 2006, Toyota Industries had unrealized gains of ¥984.8 billion on these shares. However, unrealized gains on marketable securities could worsen depending on future share price movements. Additionally, a fall in share prices could reduce the value of pension assets, leading to an increase in the pension shortfall.

Effects of Disasters, Power Blackouts and Other Incidents

Toyota Industries carries out regular checks and inspections of its production facilities to minimize the effect of production breakdown. However, there is no assurance Toyota Industries can completely prevent or lessen the impact of man-made or natural disasters, including malfunctions of production facilities, fires at production facilities and power blackouts. For example, the majority of Toyota Industries' domestic production facilities and most of its business partners are situated in the Chubu region. Therefore, a major earthquake such as the Tokai Earthquake, or an incident that affects other operations, could delay or stop the production or shipment activities. Such prolonged delays and stoppages could have an adverse impact on Toyota Industries' financial condition and business results.

Latent Risks Associated with International Activities

Toyota Industries manufactures and sells products and provides services in various countries. Such unforeseen factors as social chaos, including political disruptions, terrorism and wars, as well as changes in economic conditions, could have an adverse impact on Toyota Industries' financial condition and business results.

Retirement Benefit Liabilities

Toyota Industries' employee retirement benefit expenses and liabilities are calculated based on expected rates of return on pension assets as well as assumptions upon making actuarial calculations that incorporate discount rates and other factors. Therefore, differences between actual results and assumptions as well as changes in the assumptions could have a significant impact on recognized expenses and calculated liabilities in future accounting periods.

Consolidated Balance Sheets

	FY2006 (As of March 31, 2006)	FY2005 (As of March 31, 2005)	Increase (Decrease)
Assets			
Current assets	**509,266**	**462,973**	**46,293**
Cash and deposits	94,474	84,915	9,559
Trade notes and accounts receivable	200,690	173,459	27,231
Marketable securities	45,002	40,056	4,946
Inventories	104,534	94,024	10,510
Deferred tax assets	18,096	20,379	(2,283)
Other current assets	49,133	52,491	(3,358)
Less—allowance for doubtful accounts	(2,665)	(2,351)	(314)
Fixed assets	**2,736,074**	**1,863,850**	**872,224**
Property, plant and equipment	**526,154**	**457,078**	**69,076**
Buildings and structures	155,168	132,419	22,749
Machinery, equipment and vehicles	240,467	185,424	55,043
Tools, furniture and fixtures	22,310	18,833	3,477
Land	87,213	78,658	8,555
Construction in progress	20,994	41,742	(20,748)
Intangible assets	**109,968**	**116,971**	**(7,003)**
Software	12,483	12,410	73
Goodwill	97,485	104,561	(7,076)
Investments and other assets	**2,099,951**	**1,289,799**	**810,152**
Investments in securities	2,031,863	1,222,658	809,205
Long-term loans	8,591	9,804	(1,213)
Long-term prepaid expenses	11,358	13,218	(1,860)
Deferred tax assets	6,842	7,234	(392)
Other investments and other assets	41,532	37,214	4,318
Less—allowance for doubtful accounts	(237)	(330)	93
Total assets	**3,245,341**	**2,326,824**	**918,517**

Notes:	FY2006	FY2005	Increase (Decrease)
1. Accumulated depreciation of property, plant and equipment	585,995	541,382	44,613
2. Liabilities for guarantees	2,723	29,054	(26,331)
3. Number of shares of treasury stock	6,520,194 shares	7,603,825 shares	(1,083,631) shares
4. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	5,443	5,234	209

(Million yen; amounts less than one million yen are omitted.)

	FY2006 (As of March 31, 2006)	FY2005 (As of March 31, 2005)	Increase (Decrease)
Liabilities			
Current liabilities	**446,118**	**421,539**	**24,579**
Trade notes and accounts payable	182,595	160,231	22,364
Short-term bank loans	38,928	59,945	(21,017)
Commercial paper	29,680	-	29,680
Current portion of bonds	15,000	20,300	(5,300)
Other payables	30,620	45,461	(14,841)
Accrued expenses	67,674	59,356	8,318
Accrued income taxes	13,625	15,297	(1,672)
Deposits received from employees	20,914	20,054	860
Deferred tax liabilities	3,857	4,066	(209)
Other current liabilities	43,221	36,826	6,395
Long-term liabilities	**1,138,724**	**748,633**	**390,091**
Bonds	283,831	230,000	53,831
Long-term debt	106,267	73,491	32,776
Deferred tax liabilities	681,503	381,787	299,716
Allowance for retirement benefits	46,535	44,462	2,073
Other long-term liabilities	20,585	18,891	1,694
Total liabilities	**1,584,842**	**1,170,172**	**414,670**
Minority interest in consolidated subsidiaries	**49,270**	**40,904**	**8,366**
Shareholders' equity			
Common stock	**80,462**	**80,462**	**-**
Capital surplus	**105,665**	**105,600**	**65**
Retained earnings	**358,385**	**325,330**	**33,055**
Net unrealized gains on other securities	**1,047,190**	**591,218**	**455,972**
Foreign currency translation adjustments	**33,886**	**29,861**	**4,025**
Treasury stock at cost	**(14,363)**	**(16,726)**	**2,363**
Total shareholders' equity	**1,611,227**	**1,115,747**	**495,480**
Total liabilities and shareholders' equity	**3,245,341**	**2,326,824**	**918,517**

Consolidated Statements of Income

(Million yen; amounts less than one million yen are omitted.)

	FY2006 (April 1, 2005 - March 31, 2006)	FY2005 (April 1, 2004 - March 31, 2005)	Increase (Decrease)
Net sales	**1,505,955**	**1,241,538**	**264,417**
Cost of sales	1,276,499	1,041,780	234,719
Gross profit	**229,456**	**199,758**	**29,698**
Selling, general and administrative expenses	165,416	146,638	18,778
Operating income	**64,040**	**53,120**	**10,920**
Non-operating income	**43,854**	**38,284**	**5,570**
Interest income	9,113	8,159	954
Dividends income	20,090	13,760	6,330
Other non-operating income	14,649	16,363	(1,714)
Non-operating expenses	**27,259**	**20,491**	**6,768**
Interest expenses	11,955	9,735	2,220
Other non-operating expenses	15,303	10,756	4,547
Ordinary income	**80,635**	**70,912**	**9,723**
Extraordinary losses	**-**	**558**	**(558)**
Impairment loss of fixed assets	-	558	(558)
Income before income taxes	**80,635**	**70,353**	**10,282**
Income taxes—current	30,446	26,808	3,638
Income taxes—deferred	(2,137)	(4,557)	2,420
Minority interest in consolidated subsidiaries	5,249	4,744	505
Net income	**47,077**	**43,357**	**3,720**
Note: R&D expenses(included in selling, general and administrative expenses and manufacturing cost)	31,166	30,051	1,115

Consolidated Statements of Shareholder's Equity

(Million yen; amounts less than one million yen are omitted.)

	FY2006 (April 1, 2005 - March 31, 2006)	FY2005 (April 1, 2004 - March 31, 2005)	Increase (Decrease)
(Capital surplus)			
Capital surplus at beginning of year	105,600	105,743	(143)
Increase in capital surplus	65	-	65
Gain on disposal of treasury stock	65	-	65
Decrease in capital surplus	-	142	(142)
Loss on disposal of treasury stock	-	142	(142)
Capital surplus at end of year	105,665	105,600	65
(Retained earnings)			
Retained earnings at beginning of year	325,330	294,672	30,658
Increase in retained earnings	47,077	43,357	3,720
Net income	47,077	43,357	3,720
Decrease in retained earnings	14,021	12,699	1,322
Cash dividends	11,793	7,948	3,845
Bonuses to directors and corporate auditors	406	331	75
Net decrease due to minimum pension liability adjustments of consolidated subsidiaries	-	4,419	(4,419)
Decrease due to increase in affiliates accounted for under the equity method	1,821	-	1,821
Retained earnings at end of year	358,385	325,330	33,055

Consolidated Statements of Cash Flows

(Million yen; amounts less than one million yen are omitted.)

	FY2006 (April 1, 2005 - March 31, 2006)	FY2005 (April 1, 2004 - March 31, 2005)	Increase (Decrease)
Cash flows from operating activities	**131,784**	**100,095**	**31,689**
Income before income taxes and minority interest in consolidated subsidiaries	80,635	70,353	10,282
Depreciation and amortization	87,287	70,213	17,074
Impairment loss of fixed assets	-	558	(558)
Increase (decrease) in allowance for doubtful	101	371	(270)
Interest and dividends income	(29,204)	(21,920)	(7,284)
Interest expenses	11,955	9,735	2,220
Equity in net earnings of affiliates	(3,593)	(6,805)	3,212
(Increase) decrease in receivables	(27,435)	(22,923)	(4,512)
(Increase) decrease in inventories	(9,227)	(12,851)	3,624
Increase (decrease) in payables	21,376	26,893	(5,517)
Others, net	12,161	(4,063)	16,224
Subtotal	144,055	109,561	34,494
Interest and dividends received	29,236	21,971	7,265
Interest paid	(11,009)	(8,710)	(2,299)
Income taxes paid	(30,498)	(22,727)	(7,771)
Cash flows from investing activities	**(205,013)**	**(128,230)**	**(76,783)**
Payments for purchases of property, plant and equipment	(161,504)	(110,111)	(51,393)
Proceeds from sales of property, plant and equipment	8,415	10,043	(1,628)
Payments for purchases of investment securities	(47,726)	(9,562)	(38,164)
Proceeds from sales of investment securities	2,045	3,299	(1,254)
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	-	(16,943)	16,943
Payments for loans made	(2,256)	(2,370)	114
Proceeds from collections of loans	3,264	2,783	481
Others, net	(7,250)	(5,368)	(1,882)
Cash flows from financing activities	**85,172**	**50,020**	**35,152**
Increase (decrease) in short-term loans	(22,902)	(13,686)	(9,216)
Increase (decrease) in commercial paper	29,520	(15,000)	44,520
Proceeds from long-term loans	38,824	40,785	(1,961)
Repayments of long-term loans	(3,365)	(6,964)	3,599
Proceeds from issuance of bonds	68,730	50,000	18,730
Repayments of bonds	(20,300)	-	(20,300)
Payments for purchase of treasury stocks	(52)	(52)	0
Cash dividends paid	(11,784)	(7,948)	(3,836)
Cash dividends paid for minority shareholders	(854)	(667)	(187)
Others, net	7,357	3,554	3,803
Translation adjustments of cash and cash equivalents	**117**	**1,438**	**(1,321)**
Net increase (decrease) in cash and cash equivalents	**12,060**	**23,323**	**(11,263)**
Cash and cash equivalents at beginning of period	**100,535**	**77,212**	**23,323**
Cash and cash equivalents at end of period	**112,596**	**100,535**	**12,061**

Note: Breakdown of cash and cash equivalents by accounts on the consolidated balance sheets:

Cash and deposits	67,593	60,530	7,063
Marketable securities	45,002	40,005	4,997

Basis of Presenting Consolidated Financial Statements

1. Scope of consolidation and equity method

(1) Scope of consolidation

	Companies	
Consolidated subsidiaries	153	Tokyu Co., Ltd., Tokaiseiki Co., Ltd., Izumi Machine Mfg. Co., Ltd., TIBC Corporation, TOYOTA L&F Tokyo Co., Ltd., Aichi Corporation, Taikoh transportation Co., Ltd., Asahi Security Co., Ltd., Toyota Industrial Equipment Mfg., Inc., Toyota Industrial Equipment, S.A., Michigan Automotive Compressor, Inc., Toyota Industries Sweden AB, BT Industries AB, Toyota Industries North America, Inc., Toyota Material Handling USA, Inc., TD Deutsche Klimakompressor GmbH, Toyota Industrial Equipment Europe, S.A.R.L., Others

(2) Scope of equity method

	Companies	
Affiliates	22	ST Liquid Crystal Display Corp., Aichi Corporation Group (2 companies), Fuji Logistics Co., Ltd., Wanbishi Archives Co., Ltd., BT Industries Group (16 companies), Toyota Motor Industries Poland Sp.zo.o.

2. Changes in scope of consolidation and equity method

Consolidated subsidiaries

	Companies	
(Increase)	9	BT Industries Group (3 companies), Toyota Material Handling Europe, S.A., Toyota Industries Corporation Australia Group (2 companies), TD Automotive Compressor Kunshan, Co., Ltd., Toyota Industries Trading & Logistics (China) Co., Ltd., Toyota Industrial Equipment Europe Group (1 company)
(Decrease)	2	BT Industries Group (2 companies)

Affiliates accounted for under the equity method

	Companies	
(Increase)	2	Wanbishi Archives Co., Ltd., Toyota Motor Industries Poland Sp.zo.o.
(Decrease)	0	

3. Fiscal years of consolidated subsidiaries

(1) Some consolidated subsidiaries have a closing date other than March 31. The details are given below.

December 31	Toyota Industry (Kunshan) Co., Ltd., Toyota Industries Sweden AB, BT Industries Group (65 companies), Toyota Industries Finance International AB, Toyota Material Handling (Shanghai) Co., Ltd., Toyota Industries Automotive Parts (Kunshan) Co., Ltd., TD Automotive Compressor Kunshan, Co., Ltd., Toyota Industries Trading & Logistics (China) Co., Ltd.

(2) The consolidated financial statements were prepared based on financial statements as of the closing date of each company.

4. Significant accounting policies

(1) Valuation of significant assets

a. Marketable securities

Other securities with market value	.... Fair value method using market price at the end of period (Unrealized gains and losses are recorded as a portion of shareholders' equity. Sales cost of marketable securities is determined by the moving average method.)
Other securities without market value	.... At cost determined by the moving average method

b. Inventories .... Mainly at cost determined by the moving average method

(2) Depreciation and amortization

Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method.
Amortization of software (intangible assets) is computed by the straight-line method.

(3) Deferred charges

Bond issuance costs are mainly expensed as incurred.

(4) Significant allowances

a. Allowance for doubtful accounts is estimated by such means as using the percentage of historical experiences in credit losses for ordinary receivables and by examining the feasibility of collection individually for receivables that seem to be uncollectible.

b. For the purpose of preparation for future payments of employees' retirement benefits, allowance for retirement benefits is recorded at the amount incurred based on projected benefit obligations and pension assets at the end of period. Provision for retirement and severance benefits for directors and corporate auditors are recorded at the amounts required at the end of period by a internal rule describing the retirement benefits for directors and corporate auditors.

(5) Accounting for significant lease transactions

Financing leases other than those that are deemed to transfer the ownership of the leased properties to lessees are mainly accounted for by the method similar to that applicable to ordinary operating leases.

(6) Hedge accounting method

Mainly the deferral method of hedge accounting is applied. In case of foreign currency forward contracts, the hedged items are translated at contracted forward rate if certain conditions are met. In this period, interest rate swap contracts are used for hedging risk of change in interest rate relating loans. Foreign exchange forward contracts and foreign currency option contracts are also used for hedging risk of change in foreign exchange rate relating to foreign currency transactions.

(7) Other significant accounting policies for preparing consolidated financial statements

The consumption tax : computed based on the net-of-tax method

5. Valuation of assets and liabilities of consolidated subsidiaries

A full portion of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

6. Amotization of goodwill

Goodwill is amortized on a straight-line basis over a period generally not exceeding 20 years, except for insignificant goodwill which is charged to income as incurred.

7. Appropriation of retained earnings

The approved amount during the relevant fiscal year is reflected in the consolidated statements of retained earnings.

8. Scope of cash and cash equivalents on the consolidated statements of cash flows

Cash and cash equivalents on the consolidated statements of cash flows include cash on hand, bank deposits to be withdrawn at any time and short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in fair value.

Segment Information

1. Business segment information

(1) FY2006 (April 1, 2005 - March 31, 2006)

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	746,795	595,236	65,145	49,789	48,988	1,505,955	-	1,505,955
(2) Intersegment transactions	20,768	482	6,355	22	20,851	48,480	(48,480)	-
Total	767,564	595,718	71,500	49,811	69,839	1,554,436	(48,480)	1,505,955
Operating expenses	747,468	556,950	69,913	49,882	66,107	1,490,322	(48,407)	1,441,915
Operating income	20,095	38,768	1,587	(70)	3,732	64,113	(73)	64,040
Assets	420,204	509,366	106,356	16,516	103,083	1,155,527	2,089,813	3,245,341
Depreciation and amortization	48,370	30,044	3,309	1,010	4,544	87,278	9	87,287
Capital expenditures	101,897	43,520	4,046	730	8,620	158,815	20	158,835

Notes 1. Business segments are divided by the type and nature of the product.

2. Main products of each segment:
   - Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors
   - Materials handling equipment ...Counterbalanced forklifts, warehouse equipment, automated storage and retrieval system, truck mount aerial work platforms
   - Logistics ....Transportation services, logistics planning, operation of distribution centers, collection and delivery of cash and management of sales proceeds
   - Textile machinery ....Ring spinning frames, air jet looms, water jet looms
   - Others ....Ball grid array-type plastic package substrates for IC chipsets

3. Assets included in the "Eliminations" are mainly cash and deposits, marketable securities and investments in securities of Toyota Industries Corporation.

4. Changes in business segment
   The logistics-related business, which was included in the Others Segment until the previous fiscal year, has been separated and declared independently as the Logistics Segment starting from this fiscal year (fiscal 2006). In FY2006, the Logistics Segment posted net sales of 37,913 million yen, an operating loss of 650 million yen, assets of 78,951 million yen, depreciation and amortization of 1,323 million yen and capital expenditures of 2,930 million yen.

(2) FY2005 (April 1, 2004 - March 31, 2005)

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	616,200	503,989	43,902	77,446	1,241,538	-	1,241,538
(2) Intersegment transactions	18,222	148	24	21,579	39,975	(39,975)	-
Total	634,422	504,138	43,927	99,025	1,281,514	(39,975)	1,241,538
Operating expenses	611,659	478,053	44,698	93,782	1,228,193	(39,775)	1,188,418
Operating income	22,763	26,084	(771)	5,243	53,320	(200)	53,120
Assets	407,435	465,831	25,621	148,712	1,047,601	1,279,222	2,326,824
Depreciation and amortization	37,075	27,015	897	5,215	70,204	8	70,213
Capital expenditures	92,692	33,972	1,612	8,222	136,500	5	136,506

2.Geographical segment information

(1)FY2006 (April 1, 2005 - March 31, 2006) (Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	1,009,368	246,129	216,230	34,227	1,505,955	-	1,505,955
(2) Intersegment transactions	112,543	2,056	5,689	3,998	124,288	(124,288)	-
Total	1,121,912	248,186	221,919	38,226	1,630,243	(124,288)	1,505,955
Operating expenses	1,069,137	241,467	217,370	36,743	1,564,719	(122,804)	1,441,915
Operating income	52,775	6,718	4,548	1,482	65,524	(1,484)	64,040
Assets	834,716	179,116	278,825	48,207	1,340,865	1,904,475	3,245,341

(2)FY2005 (April 1, 2004 - March 31, 2005) (Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	815,039	212,253	188,668	25,576	1,241,538	-	1,241,538
(2) Intersegment transactions	99,464	1,125	7,221	2,776	110,588	(110,588)	-
Total	914,503	213,379	195,890	28,352	1,352,126	(110,588)	1,241,538
Operating expenses	870,928	207,068	191,202	27,712	1,296,911	(108,493)	1,188,418
Operating income	43,575	6,311	4,688	639	55,214	(2,094)	53,120
Assets	788,827	151,047	264,274	33,639	1,237,789	1,089,034	2,326,824

Notes: Assets included in the "Eliminations " are mainly cash and deposits, marketable securities and investments in securities of Toyota Industries Corporation.

3.Overseas sales

(1)FY2006 (April 1, 2005 - March 31, 2006) (Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	247,957	249,237	123,751	620,946
Consolidated sales				1,505,955
Ratio of overseas sales to consolidated sales	16.5%	16.5%	8.2%	41.2%

(2)FY2005 (April 1, 2004 - March 31, 2005) (Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	208,675	225,409	104,917	539,002
Consolidated sales				1,241,538
Ratio of overseas sales to consolidated sales	16.8%	18.2%	8.4%	43.4%

Breakdown of Consolidated Net Sales

(Million yen; amounts less than one million yen are omitted.)

	FY2006 (April 1, 2005 - March 31, 2006)		FY2005 (April 1, 2004 - March 31, 2005)		Increase (Decrease)	% Change
	Amount	Component ratio	Amount	Component ratio		
		%		%		%
Automobile						
Vehicle	372,092	24.7	278,841	22.5	93,251	33.4
Engine	132,382	8.8	113,295	9.1	19,087	16.8
Car air-conditioning compressor	215,983	14.3	197,984	15.9	17,999	9.1
Foundry, Electronics parts and others	26,337	1.8	26,079	2.1	258	1.0
Subtotal	746,795	49.6	616,200	49.6	130,595	21.2
Materials handling equipment	595,236	39.5	503,989	40.6	91,247	18.1
Logistics	65,145	4.3	-	-	65,145	-
Textile machinery	49,789	3.3	43,902	3.5	5,887	13.4
Others	48,988	3.3	77,446	6.3	(28,458)	(36.7)
Total	**1,505,955**	**100.0**	**1,241,538**	**100.0**	**264,417**	**21.3**

Notes The logistics-related business, which was included in the Others Segment until the previous fiscal year, has been separated and declared independently as the Logistics Segment starting from this fiscal year (FY 2006). Sales of the Logistics Segment for FY 2005 were 33,306 million yen.

Non-consolidated Financial Results for FY2006 (April 2005 - March 2006)

TOYOTA INDUSTRIES CORPORATION
Stock exchange listings: Tokyo, Osaka and Nagoya (Code number: 6201)) (URL http://www.toyota-industries.com/)
Representative person : Tetsuro Toyoda, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)
Date of the meeting of the Board of Directors for non-consolidated financial results for FY2006: April 27, 2006
Date of the Ordinary General Meeting of Shareholders: June 22, 2006
Provision for interim cash dividends: Provision exists.
Share trading unit: 100 shares

1. Financial Highlights for FY2006 (April 1, 2005 - March 31, 2006)

(1) Non-consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2006	**950,746**	**(21.2)**	**32,865**	**(9.3)**	**43,050**	**(8.2)**
FY2005	784,399	(4.6)	30,075	(-4.0)	39,785	(14.6)

	Net income	(% change from previous year)	Net income per share—basic	Net income per share—diluted	Return on equity	Ordinary income on assets	Ordinary income on sales
	Million yen	%	Yen	Yen	%	%	%
FY2006	**30,427**	**(15.6)**	**94.40**	**94.31**	**2.3**	**1.8**	**4.5**
FY2005	26,320	(24.7)	81.87	81.83	2.6	2.1	5.1

Notes: 1. Average number of shares outstanding each year: FY2006—319,125,005 shares , FY2005—318,087,484 shares
2. Changes in accounting policies: No change

(2) Cash dividends

	Annual cash dividends per share			Total amount of annual cash dividends	Dividend payout ratio	Total amount of dividends on shareholders' equity
		Interim	Year-end			
	Yen	Yen	Yen	Million yen	%	%
FY2006	**38**	**18**	**20**	**12,133**	**40.3**	**0.8**
FY2005	32	13	19	10,183	39.1	1.0

(3) Non-consolidated financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2006	**2,829,272**	**1,532,771**	**54.2**	**4,799.16**
FY2005	1,980,211	1,056,828	53.4	3,320.01

Note: 1.Number of shares outstanding at end of each year: FY2006—319,320,446 shares, FY2005—318,236,815 shares
2.Number of treasury stock: FY2006—6,520,194 shares, FY2005—7,603,825 shares

2. Forecasts of non-consolidated Financial Results for FY2007 (April 1, 2006 - March 31, 2007)

	Net sales	Ordinary income	Net income	Annual cash dividends per share		
				Interim	Year-end	
	Million yen	Million yen	Million yen	Yen	Yen	Yen
FY2007 semi-annual	500,000	24,000	17,000	20	-	-
FY2007	1,020,000	47,000	33,000	-	20	40

Reference: (Forecast) Net income per share—basic (annual): 103.34 yen

Non-consolidated Balance Sheets

	FY2006 (As of March 31, 2006)	FY2005 (As of March 31, 2005)	Increase (Decrease)
Assets			
Current assets	**268,957**	**255,513**	**13,444**
Cash and deposits	33,660	28,721	4,939
Trade notes receivable	815	725	90
Trade accounts receivable	104,011	94,048	9,963
Marketable securities	45,002	40,005	4,997
Finished goods	2,982	1,724	1,258
Raw materials	357	472	(115)
Work in process	25,064	21,318	3,746
Supplies	5,975	4,731	1,244
Prepaid expenses	328	124	204
Deferred tax assets	11,502	13,526	(2,024)
Other current assets	39,269	50,128	(10,859)
Less—allowance for doubtful accounts	(14)	(14)	0
Fixed assets	**2,560,315**	**1,724,698**	**835,617**
Property, plant and equipment	**313,166**	**277,907**	**35,259**
Buildings	85,406	75,158	10,248
Structures	11,586	8,987	2,599
Machinery and equipment	133,602	104,011	29,591
Vehicles and delivery equipment	1,685	1,200	485
Tools, furniture and fixtures	12,391	11,160	1,231
Land	54,072	46,096	7,976
Construction in progress	14,421	31,291	(16,870)
Intangible assets	**8,944**	**9,407**	**(463)**
Software	8,944	9,407	(463)
Investments and other assets	**2,238,204**	**1,437,383**	**800,821**
Investments in securities	2,026,023	1,223,995	802,028
Investments in subsidiaries	188,005	181,231	6,774
Long-term loans	11,236	11,855	(619)
Long-term prepaid expenses	8,153	10,029	(1,876)
Other investments and other assets	4,868	10,442	(5,574)
Less—allowance for doubtful accounts	(82)	(171)	89
Total assets	**2,829,272**	**1,980,211**	**849,061**

Notes:			
1. Accumulated depreciation of property, plant and equipment	389,298	368,937	20,361
2. Liabilities for guarantees	55,493	28,354	27,139
3. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	4,620	4,532	88

(Million yen; amounts less than one million yen are omitted.)

	FY2006 (As of March 31, 2006)	FY2005 (As of March 31, 2005)	Increase (Decrease)
Liabilities			
Current liabilities	**238,214**	**238,536**	**(322)**
Trade notes payable	742	941	(199)
Trade accounts payable	128,188	112,543	15,645
Current portion of binds	15,000	20,000	(5,000)
Other payables	21,102	38,616	(17,514)
Accrued expenses	32,760	29,614	3,146
Accrued income taxes	4,238	8,221	(3,983)
Advance received	1,749	999	750
Deposits received	13,486	7,342	6,144
Deposits received from employees	20,805	19,965	840
Other current liabilities	141	290	(149)
Long-term liabilities	**1,058,287**	**684,846**	**373,441**
Bonds	265,000	230,000	35,000
Long-term loans	92,500	55,000	37,500
Deferred tax liabilities	677,282	376,610	300,672
Allowance for retirement benefits	22,194	20,856	1,338
Other long-term liabilities	1,311	2,378	(1,067)
Total liabilities	**1,296,501**	**923,382**	**373,119**
Shareholders' equity			
Common stock	**80,462**	**80,462**	**-**
Capital surplus	**105,643**	**105,579**	**64**
Capital reserve	101,766	101,766	-
Other capital reserve	3,877	3,812	65
Gain on disposal of treasury stock	3,877	3,812	65
Retained earnings	**315,442**	**297,087**	**18,355**
Legal reserve	17,004	17,004	-
General reserve	200,943	180,844	20,099
Reserve for special depreciation	679	711	(32)
Reserve for reduction of acquisition cost of fixed assets	263	133	130
General reserves	200,000	180,000	20,000
Unappropriated retained earnings at end of year	97,494	99,238	(1,744)
<Included net income for year>	*<30,427>*	*<26,320>*	*<4,107>*
Net unrealized gain on other securities	**1,045,586**	**590,426**	**455,160**
Treasury stock at cost	**(14,363)**	**(16,726)**	**2,363**
Total shareholders' equity	**1,532,771**	**1,056,828**	**475,943**
Total liabilities and shareholders' equity	**2,829,272**	**1,980,211**	**849,061**

Non-consolidated Statements of Income

(Million yen; amounts less than one million yen are omitted.)

	FY2006 (April 1, 2005 - March 31, 2006)	FY2005 (April 1, 2004 - March 31, 2005)	Increase (Decrease)
Net sales	**950,746**	**784,399**	**166,347**
Cost of sales	855,241	695,564	159,677
Selling, general and administrative expenses	62,638	58,758	3,880
Operating income	**32,865**	**30,075**	**2,790**
Non-operating income	**27,921**	**20,653**	**7,268**
Interest income and dividends income	21,537	14,936	6,601
Other non-operating income	6,383	5,716	667
Non-operating expenses	**17,736**	**10,943**	**6,793**
Interest expenses	4,863	3,700	1,163
Other non-operating expenses	12,872	7,242	5,630
Ordinary income	**43,050**	**39,785**	**3,265**
Extraordinary losses	**-**	**144**	**(144)**
Impairment loss of fixed assets	-	144	(144)
Income before income taxes	**43,050**	**39,641**	**3,409**
Income taxes—current	12,106	16,802	(4,696)
Income taxes—deferred	517	(3,481)	3,998
Net income	**30,427**	**26,320**	**4,107**
Unappropriated retained earnings brought forward	72,814	77,055	(4,241)
Interim cash dividends	5,747	4,136	1,611
Unappropriated retained earnings at end of year	**97,494**	**99,238**	**(1,744)**

Proposed Appropriation of Non-consolidated Retained Earnings

(Million yen; amounts less than one million yen are omitted.)

	FY2006	FY2005	Increase (Decrease)
Unappropriated retained earnings *at end of year*	97,494	99,238	(1,744)
Reversal of reserve for special depreciation	141	128	13
Reversal of reserve for reduction of acquisition cost of fixed assets	7	7	(0)
Total	97,643	99,374	(1,731)
The above will be appropriated as follows:			
Cash dividends	6,386 < *20.00 yen per share*	6,046 < *19.00 yen per share*	340
Bonuses to directors	270	250	20
Bonuses to corporate auditors	31	29	2
Reserve for special depreciation	430	96	334
Reserve for reduction of acquisition cost of fixed assets	-	137	(137)
General reserves	20,000	20,000	-
Unappropriated retained earnings to be carried forward	70,525	72,814	(2,289)

Note: On November 25, 2005, an interim cash dividend of 18.00 yen per share, or a total of 5,747 million yen was paid.

FINANCIAL SUMMARY for FY2006

Consolidated Financial Highlights

1. Consolidated financial results

(Unit: Billion yen,%)

	FY2006 April 05 - March 06		FY2005 April 04 - March 05		Change Amount	%	Forecasts FY2007 April 06 - March 07		Change %
Net sales	100.0%	1,505.9	100.0%	1,241.5	264.4	21.3	100.0%	1,670.0	10.9
Operating income	4.3%	64.0	4.3%	53.1	10.9	20.6	4.1%	68.0	6.2
Ordinary income	5.4%	80.6	5.7%	70.9	9.7	13.7	5.1%	85.0	5.4
Net income	3.1%	47.0	3.5%	43.3	3.7	8.6	2.9%	49.0	4.1
Dividends per share <Annual/Year end>	¥38 / ¥20		¥32 / ¥19		¥6 / ¥1		¥40 / ¥20		
Payout ratio <Consolidated>		26.0%		23.7%				26.1%	
<Non-consolidated>		40.3%		39.1%				38.7%	
Exchange rate ¥/US$		113		108	5			115	
Exchange rate ¥/Euro		138		135	3			140	
Total assets		3,245.3		2,326.8	918.5	39.5		—	
Shareholders' equity		1,611.2		1,115.7	495.5	44.4		—	
Ratio of shareholders' equity		49.6%		48.0%				—	
Investments in tangible assets		130.1		111.3	18.8	16.9		120.0	(7.8)
Investments in overseas		25.8		16.0	9.8	61.4		26.0	0.6
Depreciation		64.4		51.2	13.2	25.6		74.0	14.9
Consolidated subsidiaries		153 companies		146 companies	7 companies			—	
Affiliates applied the equity method		22 companies		20 companies	2 companies			—	

2. Breakdown of consolidated net sales

	FY2006		FY2005		Change	%	Forecasts FY2007		%
Vehicle	24.7%	372.0	22.5%	278.8	93.2	33.4	23.9%	400.0	7.5
Engine	8.8%	132.3	9.1%	113.2	19.1	16.8	8.8%	147.0	11.0
Car air-conditioning compressor	14.3%	215.9	15.9%	197.9	18.0	9.1	13.5%	225.0	4.2
Foundry, electronics and other	1.8%	26.3	2.1%	26.0	0.3	1.0	2.0%	33.0	25.3
Automobile total	49.6%	746.7	49.6%	616.2	130.5	21.2	48.2%	805.0	7.8
Materials handling equipment	39.5%	595.2	40.6%	503.9	91.3	18.1	41.0%	685.0	15.1
Logistics ※1	4.3%	65.1	2.7%	33.3	31.8	95.6	4.8%	80.0	22.8
Textile machinery	3.3%	49.7	3.5%	43.9	5.8	13.4	3.0%	50.0	0.4
Others ※2	3.3%	48.9	3.6%	44.1	4.8	11.0	3.0%	50.0	2.1
Total	100.0%	1,505.9	100.0%	1,241.5	264.4	21.3	100.0%	1,670.0	10.9

※1 The logistics-related business, which was included in the Others Segment until the previous fiscal year, has been separated and declared independently as the Logistics Segment.
※2 Ball grid array-type plastic package substrates for IC chipsets and others

3. Unit sales

(Thousand Units)

	FY2006	FY2005	Change	FY2007	Change
Vitz (Yaris)	189	140	49	171	(18)
RAV4	108	69	39	139	31
Corolla	-	19	(19)	-	-
Vehicle	297	228	69	310	13
Engine	362	319	43	473	111
CKD	166	98	68	101	(65)
Car air-conditioning compressor	19,112	18,210	902	20000	888
Materials handling equipment	106	98	8	111	5

4. Changes in ordinary income

(Unit: Billion yen)

Sales volume increase	23.5
Cost reduction	21.0
Exchange gain	4.6
Increase total	49.1
Depreciation	13.2
Raw material cost	12.0
Labor cost	6.6
Expenses and others	6.4
Non-operating income and expenses	1.2
Decrease total	39.4
Total increase in ordinary income	9.7

English translation from the original Japanese-language document

Non-consolidated Financial Highlights

1. Non-consolidated financial results

(Unit: Billion yen,%)

	FY2006 April 05 - March 06		FY2005 April 04 - March 05		Change Amount	Change %	Forecasts FY2007 April 06 - March 07		Change %
Net sales	100.0%	950.7	100.0%	784.3	166.4	21.2	100.0%	1,020.0	7.3
Operating income	3.5%	32.8	3.8%	30.0	2.8	9.3	3.2%	33.0	0.4
Ordinary income	4.5%	43.0	5.1%	39.7	3.3	8.2	4.6%	47.0	9.2
Net income	3.2%	30.4	3.4%	26.3	4.1	15.6	3.2%	33.0	8.5
Investments in tangible assets		81.8		78.3	3.5	4.5		72.0	(12.0)
Depreciation		41.4		31.9	9.5	30.0		47.0	13.3
Unrealized gain on other securities		1,739.7		982.4	757.3	77.1		—	

2. Non-consolidated balance sheets

(Unit: Billion yen)

Assets	FY2006	FY2005	Change	Liabilities and shareholders' equity	FY2006	FY2005	Change
Current assets	268.9	255.5	13.4	Current liabilities	238.2	238.5	(0.3)
Cash and deposits	33.6	28.7	4.9	Accounts payable	128.9	113.4	15.5
Accounts receivable	104.8	94.7	10.1	Others	109.2	125.0	(15.8)
Marketable securities	45.0	40.0	5.0				
Inventories	34.3	28.2	6.1	Long-term liabilities	1,058.2	684.8	373.4
Others	51.0	63.7	(12.7)	Bonds	265.0	230.0	35.0
				Deferred tax liabilities	793.2	454.8	338.4
Fixed assets	2,560.3	1,724.6	835.7	Total liabilities	1,296.5	923.3	373.2
Tangible assets	313.1	277.9	35.2	Common stock	80.4	80.4	-
Intangible assets	8.9	9.4	(0.5)	Capital surplus	105.6	105.5	0.1
Investments and others	2,238.2	1,437.3	800.9	Retained earnings	315.4	297.0	18.4
				Net unrealized gain on other securities	1,045.5	590.4	455.1
				Treasury stock at cost	(14.3)	(16.7)	2.4
				Total shareholders' equity	1,532.7	1,056.8	475.9
Total	2,829.2	1,980.2	849.0	Total	2,829.2	1,980.2	849.0

3. Appropriation of Non-consolidated Retained Earnings

(Unit: Million yen)

	FY2006	FY2005	Change
Unappropriated retained earnings at end of year	97,494	99,238	(1,744)
Reversal of reserve for special depreciation	141	128	13
Reversal of reserve for reduction of acquisition cost of fixed assets	7	7	(0)
Total	97,643	99,374	(1,731)
Cash dividends	6,386 (¥20/share)	6,046 (¥19/share)	340
Bonuses to directors	270	250	20
Bonuses to corporate auditors	31	29	2
Reserve for special depreciation	430	96	334
Reserve for reduction of acquisition cost of fixed assets	-	137	(137)
General reserves	20,000	20,000	-
Unappropriated retained earnings to be carried forward	70,525	72,814	(2,289)

English translation from the original Japanese-language document

Four-Year Summary and Forecast

(Unit: Billion yen)

	FY2003	FY2004	FY2005	FY2006	FY2007
<Consolidated>					
Net sales	1,069.2	1,164.3	1,241.5	1,505.9	1,670.0
Operating income	52.4	52.6	53.1	64.0	68.0
Ordinary income	51.3	58.9	70.9	80.6	85.0
Net income	21.9	33.6	43.3	47.0	49.0
<Non-consolidated>					
Net sales	747.6	749.6	784.3	950.7	1,020.0
Operating income	39.4	31.3	30.0	32.8	33.0
Ordinary income	42.3	34.7	39.7	43.0	47.0
Net income	20.1	21.1	26.3	30.4	33.0
<Cash dividends>					
Dividends per share	¥ 22	¥ 24	¥ 32	¥ 38	¥ 40
Payout ratio					
Consolidated	31.3%	22.2%	23.7%	26.0%	26.1%
Non-consolidated	34.0%	35.5%	39.1%	40.3%	38.7%


RECEIVED
2006 DEC -6 P 1:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FINANCIAL SUMMARY

FY2007 First Quarter

(April 1, 2006 through June 30, 2006)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This report contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements appearing in this report. These risks and uncertainties include, but are not limited to, the following : 1) economic trends, 2) principal customers, 3) product development capabilities, 4) new businesses, 5) product defects, 6) price competition 7) reliance on suppliers of raw materials and components, 8) alliances with other companies, 9) exchange rate fluctuations, 10) effects of disasters, power blackouts and other incidents, 11) latent risks associated with international activities, 12) official restriction, 13) share price fluctuations and 14) retirement benefit liabilities.

July 27, 2006

Consolidated Financial Results for FY2007 First Quarter (April 1, 2006 - June 30, 2006)

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Osaka and Nagoya (Code number: 6201) (URL http://www.toyota-industries.com/)
Head office: 2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan
Representative person: Tetsuro Toyoda, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0) 566-22-2511)

1. Financial Highlights for FY2007 First Quarter (April 1, 2006 - June 30, 2006)

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2007 First Quarter	**471,679**	**(38.6)**	**22,668**	**(36.9)**	**37,182**	**(41.2)**
FY2006 First Quarter	340,283	(14.1)	16,559	(4.3)	26,340	(8.9)
FY2006	1,505,955		64,040		80,635	

	Net income	(% change from previous year)	Net income per share—basic	Net income per share—diluted
	Million yen	%	Yen	Yen
FY2007 First Quarter	**22,289**	**(34.5)**	**70.38**	**70.25**
FY2006 First Quarter	16,566	(7.4)	52.00	51.95
FY2006	47,077		146.16	146.02

(2) Consolidated financial position

	Total assets	Total net assets	Equity ratio	Equity per share
	Million yen	Million yen	%	Yen
FY2007 First Quarter	**3,089,587**	**1,523,595**	**47.6**	**4,728.56**
FY2006 First Quarter	2,322,096	1,116,602	48.1	3,504.60
FY2006	3,245,341	1,611,227	49.6	5,044.45

(3) Scope of consolidation and equity method

Consolidated subsidiaries: 156 companies
Unconsolidated subsidiaries accounted for under the equity method: 0 company
Affiliates accounted for under the equity method: 23 companies

(4) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (increase) 4 companies, (decrease) 1 company
Equity method: (increase) 1 company, (decrease) 0 company

2. Forecasts of Consolidated Financial Results for FY2007 (April 1, 2006 - March 31, 2007)

	Net sales	Operating income	Ordinary income	Net income
	Million yen	Million yen	Million yen	Million yen
FY2007 Semi-annual	840,000	33,000	42,000	25,000
FY2007	1,670,000	68,000	85,000	49,000

Reference: (Forecast) Net income per share - basic (annual): 157.39 yen

* Figures for fiscal 2007 have not been revised from those previously announced on April 27, 2006.
* All projections are based on the information available to management at the time of producing this report and are not guarantees of future performance. Certain risks and uncertainties could cause the actual results of Toyota Industries to differ materially from any projections discussed in this report.

Business Results

During the first quarter of fiscal 2007 (the three months from April 1 to June 30, 2006), total consolidated net sales of Toyota Industries amounted to 471.6 billion yen, an increase of 131.4 billion yen, or 39%, over the same period of the previous fiscal year. The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 206.4 billion yen, an increase of 39.4 billion yen, or 24%, over the same period. Within this segment, net sales of the Vehicle Business amounted to 109.5 billion yen, an increase of 32.4 billion yen, or 42%. This increase was due mainly to strong sales of the RAV4, which was reintroduced into the market in November 2005 after a full model change. Net sales of the Engine Business totaled 36.8 billion yen, an increase of 6.3 billion yen, or 21%, attributable largely to an increase in sales of AD and KD diesel engines. Net sales of the Car Air-Conditioning Compressor Business totaled 52.6 billion yen, an increase of 0.4 billion yen, or 1%, as a result of solid sales in North America and Europe.

Net sales of the Materials Handling Equipment Segment totaled 221.5 billion yen, an increase of 86.2 billion yen, or 64%. Vigorous sales activities resulted in strong sales of TOYOTA- and BT-brand products. A change in the fiscal year of subsidiaries also contributed to the increase.

Net sales of the Logistics Segment amounted to 18.0 billion yen, an increase of 3.3 billion yen, or 22%, as a result of steady development in the Transportation and Logistics Solutions businesses.

Net sales of the Textile Machinery Segment totaled 13.2 billion yen, an increase of 1.7 billion yen, or 14%, owing mainly to an increase in sales of air-jet looms primarily to China and solid sales of spinning machinery.

In terms of profit, Toyota Industries' ordinary income amounted to 37.1 billion yen, an increase of 10.8 billion yen, or 41%. Although the price of raw materials and the expenses for personnel, depreciation and others increased, ordinary income rose as a result of an increase in sales in Japan and overseas, enhanced Group-wide cost-reduction efforts and an increase in dividends income. Net income amounted to 22.2 billion yen, an increase of 5.7 billion yen, or 35%.

For fiscal 2007, ending March 31, 2007, Toyota Industries forecasts consolidated net sales of 1,670.0 billion yen, operating income of 68.0 billion yen, ordinary income of 85.0 billion yen and net income of 49.0 billion yen.

Breakdown of Consolidated Net Sales

(Million yen)

	FY2007 First Quarter		FY2006 First Quarter		Increase (Decrease)	% change	FY2006	
	Amount	Component ratio	Amount	Component ratio			Amount	Component ratio
Automobile		%		%		%		%
Vehicle	109,565	23.2	77,111	22.6	32,454	42.1	372,092	24.7
Engine	36,857	7.8	30,515	9.0	6,342	20.8	132,382	8.8
Car air-conditioning compressor	52,611	11.2	52,272	15.4	339	0.6	215,983	14.3
Foundry, Electronics parts and others	7,390	1.6	7,109	2.1	281	4.0	26,337	1.8
Subtotal	206,424	43.8	167,008	49.1	39,416	23.6	746,795	49.6
Materials handling equipment	221,593	47.0	135,385	39.8	86,208	63.7	595,236	39.5
Logistics	18,011	3.8	14,782	4.3	3,229	21.8	65,145	4.3
Textile machinery	13,216	2.8	11,594	3.4	1,622	14.0	49,789	3.3
Others	12,433	2.6	11,513	3.4	920	8.0	48,988	3.3
Total	471,679	100.0	340,283	100.0	131,396	38.6	1,505,955	100.0

Consolidated Balance Sheets

	FY2007 First Quarter (As of June 30, 2006)	FY2006 (As of March 31, 2006)	Increase (Decrease)	FY2006 First Quarter (As of June 30, 2005)
Assets				
Current assets	**513,895**	**509,266**	**4,629**	**455,002**
Cash and deposits	99,740	94,474	5,266	87,409
Trade notes and accounts receivable	193,610	200,690	(7,080)	166,809
Marketable securities	35,008	45,002	(9,994)	30,058
Inventories	111,938	104,534	7,404	100,989
Deferred tax assets	20,617	18,096	2,521	18,786
Other current assets	55,667	49,133	6,534	53,267
Less—allowance for doubtful accounts	(2,689)	(2,665)	(24)	(2,320)
Fixed assets	**2,575,692**	**2,736,074**	**(160,382)**	**1,867,094**
Property, plant and equipment	**563,225**	**526,154**	**37,071**	**473,590**
Buildings and structures	169,334	155,168	14,166	138,050
Machinery, equipment and vehicles	248,597	240,467	8,130	189,128
Tools, furniture and fixtures	22,337	22,310	27	19,563
Land	90,532	87,213	3,319	78,728
Construction in progress	32,423	20,994	11,429	48,119
Intangible assets	**112,391**	**109,968**	**2,423**	**113,842**
Software	12,045	12,483	(438)	13,004
Goodwill	100,345	97,485	2,860	100,837
Investments and other assets	**1,900,074**	**2,099,951**	**(199,877)**	**1,279,661**
Investments in securities	1,830,359	2,031,863	(201,504)	1,213,773
Long-term loans	8,436	8,591	(155)	9,368
Long-term prepaid expenses	11,270	11,358	(88)	12,288
Deferred tax assets	8,668	6,842	1,826	6,597
Other investments and other assets	41,565	41,532	33	37,921
Less—allowance for doubtful accounts	(226)	(237)	11	(288)
Total assets	**3,089,587**	**3,245,341**	**(155,754)**	**2,322,096**

(Million yen)

	FY2007 First Quarter (As of June 30, 2006)	FY2006 (As of March 31, 2006)	Increase (Decrease)	FY2006 First Quarter (As of June 30, 2005)
Liabilities				
Current liabilities	**479,036**	**446,118**	**32,918**	**423,816**
Trade notes and accounts payable	186,502	182,595	3,907	157,008
Short-term bank loans	46,835	38,928	7,907	32,704
Commercial paper	31,620	29,680	1,940	25,400
Current portion of bonds	15,000	15,000	-	20,300
Other payables	35,498	30,620	4,878	44,610
Accrued expenses	77,247	67,674	9,573	68,857
Accrued income taxes	14,243	13,625	618	9,644
Deposits received from employees	19,120	20,914	(1,794)	18,345
Deferred tax liabilities	3,474	3,857	(383)	3,833
Other current liabilities	49,492	43,221	6,271	43,111
Long-term liabilities	**1,086,955**	**1,138,724**	**(51,769)**	**740,537**
Bonds	284,303	283,831	472	230,000
Long-term debt	135,295	106,267	29,028	71,033
Deferred tax liabilities	601,005	681,503	(80,498)	377,342
Allowance for retirement benefits	43,816	46,535	(2,719)	44,200
Other long-term liabilities	22,535	20,585	1,950	17,960
Total liabilities	**1,565,992**	**1,584,842**	**(18,850)**	**1,164,353**
Minority interest in consolidated subsidiaries	-	**49,270**	**(49,270)**	**41,140**
Net assets				
Shareholders' equity	**508,711**	**530,150**	**(21,439)**	**505,767**
Common stock	80,462	80,462	-	80,462
Capital surplus	105,664	105,665	(1)	105,757
Retained earnings	372,379	358,385	13,994	335,454
Treasury stock at cost	(49,794)	(14,363)	(35,431)	(15,906)
Valuation and translation adjustments	**963,419**	**1,081,077**	**(117,658)**	**610,834**
Net unrealized gains or losses on other securities	923,532	1,047,190	(123,658)	583,279
Deferred gains or losses on Hedges	(115)	-	(115)	-
Foreign currency translation adjustments	40,003	33,886	6,117	27,555
Minority interest in consolidated subsidiaries	**51,463**	-	**51,463**	-
Total net assets	**1,523,595**	**1,611,227**	**(87,632)**	**1,116,602**
Total liabilities and net assets	**3,089,587**	**3,245,341**	**(155,754)**	**2,322,096**

Consolidated Statements of Income

(Million yen)

	FY2007 First Quarter (As of June 30, 2006)	FY2006 First Quarter (As of June 30, 2005)	Increase (Decrease)	FY2006 (As of March 31, 2006)
Net sales	**471,679**	**340,283**	**131,396**	**1,505,955**
Cost of sales	391,646	284,293	107,353	1,276,499
Gross profit	**80,032**	**55,990**	**24,042**	**229,456**
Selling, general and administrative expenses	57,364	39,430	17,934	165,416
Operating income	**22,668**	**16,559**	**6,109**	**64,040**
Non-operating income	**22,319**	**15,094**	**7,225**	**43,854**
Interest income	5,320	2,133	3,187	9,113
Dividends income	14,091	10,475	3,616	20,090
Other non-operating income	2,907	2,485	422	14,649
Non-operating expenses	**7,806**	**5,313**	**2,493**	**27,259**
Interest expenses	5,613	2,646	2,967	11,955
Other non-operating expenses	2,192	2,666	(474)	15,303
Ordinary income	**37,182**	**26,340**	**10,842**	**80,635**
Income before income taxes	**37,182**	**26,340**	**10,842**	**80,635**
Income taxes	13,544	9,001	4,543	28,308
Minority interest in consolidated subsidiaries	1,348	773	575	5,249
Net income	**22,289**	**16,566**	**5,723**	**47,077**

Segment Information

1.Business segment information

(1)FY2007 First Quarter (April 1, 2006 - June 30, 2006)

(Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	206,424	221,593	18,011	13,216	12,433	471,679	-	471,679
(2) Intersegment transactions	5,164	217	1,694	0	5,604	12,682	(12,682)	-
Total	211,588	221,811	19,705	13,217	18,038	484,361	(12,682)	471,679
Operating expenses	204,014	208,223	19,490	13,187	16,853	461,770	(12,759)	449,010
Operating income	7,574	13,587	215	30	1,184	22,591	77	22,668

Notes 1. Business segments are divided by the type and nature of the product.

2. Main products of each segment:

Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors, foundry, electronics parts

Materials handling equipment ...Counterbalanced lift trucks, warehouse equipment, automated storage and retrieval systems, aerial work platforms

Logistics ....Transportation services, logistics planning, operation of distribution centers, collection and delivery of cash and management of sales proceeds

Textile machinery ....Ring spinning frames, air jet looms, water jet looms

Others ....Semiconductor package substrates

(2)FY2006 First Quarter (April 1, 2005 - June 30, 2005)

(Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	167,008	135,385	14,782	11,594	11,513	340,283	-	340,283
(2) Intersegment transactions	5,152	52	1,380	5	5,292	11,884	(11,884)	-
Total	172,160	135,437	16,163	11,599	16,806	352,167	(11,884)	340,283
Operating expenses	164,820	127,339	16,015	11,454	15,955	335,584	(11,860)	323,723
Operating income	7,340	8,098	148	144	850	16,582	(23)	16,559

(3)FY2006 (April 1, 2005 - March 31, 2006)

(Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	746,795	595,236	65,145	49,789	48,988	1,505,955	-	1,505,955
(2) Intersegment transactions	20,768	482	6,355	22	20,851	48,480	(48,480)	-
Total	767,564	595,718	71,500	49,811	69,839	1,554,436	(48,480)	1,505,955
Operating expenses	747,468	556,950	69,913	49,882	66,107	1,490,322	(48,407)	1,441,915
Operating income	20,095	38,768	1,587	(70)	3,732	64,113	(73)	64,040

2.Geographical segment information

(1)FY2007 First Quarter (April 1, 2006 - June 30, 2006)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	273,061	88,992	99,652	9,973	471,679	-	471,679
(2) Intersegment transactions	36,039	459	2,299	1,156	39,954	(39,954)	-
Total	309,100	89,451	101,952	11,129	511,634	(39,954)	471,679
Operating expenses	292,808	86,629	99,108	10,447	488,993	(39,982)	449,010
Operating income	16,291	2,822	2,844	682	22,640	28	22,668

(2) FY2006 First Quarter (April 1, 2005 - June 30, 2005)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	222,841	59,413	50,955	7,072	340,283	-	340,283
(2) Intersegment transactions	26,369	294	1,479	824	28,967	(28,967)	-
Total	249,211	59,708	52,434	7,897	369,250	(28,967)	340,283
Operating expenses	236,441	57,632	50,955	7,599	352,629	(28,905)	323,723
Operating income	12,769	2,075	1,478	297	16,621	(61)	16,559

(3) FY2006 (April 1, 2005 - March 31, 2006)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	1,009,368	246,129	216,230	34,227	1,505,955	-	1,505,955
(2) Intersegment transactions	112,543	2,056	5,689	3,998	124,288	(124,288)	-
Total	1,121,912	248,186	221,919	38,226	1,630,243	(124,288)	1,505,955
Operating expenses	1,069,137	241,467	217,370	36,743	1,564,719	(122,804)	1,441,915
Operating income	52,775	6,718	4,548	1,482	65,524	(1,484)	64,040

3.Overseas sales

(1)FY2007 First Quarter (April 1, 2006 - June 30, 2006)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	85,228	106,215	34,855	226,299
Consolidated sales				471,679
Ratio of overseas sales to consolidated sales	18.1%	22.5%	7.4%	48.0%

(2) FY2006 First Quarter (April 1, 2005 - June 30, 2005)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	58,955	59,086	27,998	146,039
Consolidated sales				340,283
Ratio of overseas sales to consolidated sales	17.3%	17.4%	8.2%	42.9%

(3) FY2006 (April 1, 2005 - March 31, 2006)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	247,957	249,237	123,751	620,946
Consolidated sales				1,505,955
Ratio of overseas sales to consolidated sales	16.5%	16.5%	8.2%	41.2%

July 27, 2006

FINANCIAL SUMMARY for FY2007 First Quarter (April 1, 2006 - June 30, 2006)

1. Consolidated financial results

(Billion yen,%)

		FY2007 1st Quarter		FY2006 1st Quarter		Change		FY2007 Forecast	
		April 06 - June 06		April 05 - June 05		Amount	%	April 06 - March 07	
Net sales		100.0%	471.6	100.0%	340.2	131.4	38.6	100.0%	1,670.0
Operating income		4.8%	22.6	4.9%	16.5	6.1	36.9	4.1%	68.0
Ordinary income		7.9%	37.1	7.7%	26.3	10.8	41.2	5.1%	85.0
Net income		4.7%	22.2	4.9%	16.5	5.7	34.5	2.9%	49.0
Exchange rate	¥/US$		115		108	7			115
	¥/Euro		144		136	8			140
Total assets			3,089.5		2,322.0	767.5	33.1		—
Total net assets			1,523.5		1,116.6	406.9	36.4		—
Equity ratio			47.6%		48.1%				—
Investments in tangible assets			32.2		29.4	2.8	9.4		120.0
Investments in overseas			7.2		2.7	4.5	162.8		26.0
Depreciation			17.5		13.1	4.4	33.3		74.0
Consolidated subsidiaries			156 companies		148 companies	8 companies			—
Affiliates applied the equity method			23 companies		21 companies	2 companies			—

Note: Starting from FY2006, the BT Industries Group, which constitutes our network of subsidiaries, changed its fiscal year-end from December (Jan. - Dec.) to March (Jan. - next Mar.). As a result, the table above includes the BT Industries Group's results from January to June 2006. Excluding the effects of changes in fiscal year (Jan. - Mar.), net sales amounted to 410.1 billion yen (up 69.9 billion yen, or 20.5%), operating income totaled 20.8 billion yen (up 4.3 billion yen, or 25.6%), ordinary income was 34.5 billion yen (up 8.2 billion yen, or 31.1%) and net income totaled 21.0 billion yen (up 4.5 billion yen, or 27.3%).

2. Breakdown of consolidated net sales

	FY2007 1st Quarter		FY2006 1st Quarter		Change	%	FY2007 Forecast	
Vehicle	23.2%	109.5	22.6%	77.1	32.4	42.1	23.9%	400.0
Engine	7.8%	36.8	9.0%	30.5	6.3	20.8	8.8%	147.0
Car air-conditioning compressor	11.2%	52.6	15.4%	52.2	0.4	0.6	13.5%	225.0
Foundry, electronics and other	1.6%	7.3	2.1%	7.1	0.2	4.0	2.0%	33.0
Automobile total	43.8%	206.4	49.1%	167.0	39.4	23.6	48.2%	805.0
Materials handling equipment ※	47.0%	221.5	39.8%	135.3	86.2	63.7	41.0%	685.0
Logistics	3.8%	18.0	4.3%	14.7	3.3	21.8	4.8%	80.0
Textile machinery	2.8%	13.2	3.4%	11.5	1.7	14.0	3.0%	50.0
Others	2.6%	12.4	3.4%	11.5	0.9	8.0	3.0%	50.0
Total	100.0%	471.6	100.0%	340.2	131.4	38.6	100.0%	1,670.0

※ Excluding the effects of changes in subsidiaries' fiscal year, net sales of the Materials Handling Equipment Segment was 160 billion yen (up 24.7 billion yen, or 18.2%)

3. Unit sales

(Thousand Units)

		FY2007 1st Quarter	FY2006 1st Quarter	Change	FY2007
	Vitz (Yaris)	46	45	1	171
	RAV4	37	19	18	139
Vehicle		83	64	19	310
Engine		106	82	24	473
	CKD	28	36	(8)	101
Car air-conditioning compressor		5,060	4,730	330	20,000
Materials handling equipment ※		70	46	24	215

※ Excluding the effects of changes in subsidiaries' fiscal year, units sales amounted to 48 thousand units. (up 2 thousand units)

4. Changes in ordinary income

(Billion yen)

Sales volume increase	7.5
Cost reduction	5.2
Impact of change in subsidiaries' fiscal year	1.8
Exchange gain	1.4
Non-operating income increase	4.7
Increase total	20.6
Depreciation	4.4
Raw material cost	2.7
Labor cost	1.5
Expenses and others	1.2
Decrease total	9.8
Total increase in ordinary income	10.8

English translation from the original Japanese-language document

Exhibit 4

(Brief Description)

June 22, 2006

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1
of the Securities and Exchange Law)

The 128th Fiscal Year
from April 1, 2005
to March 31, 2006

This Annual Securities Report concerning the fiscal year ended March 31, 2006 (hereinafter called the "Annual Securities Report") was, in accordance with Japanese laws and regulations, filed on June 22, 2006 with the Director of Kanto Local Finance Bureau of the Ministry of Finance of Japan. In addition, it is made available for public inspection at the office of Kanto Local Finance Bureau, on the EDINET Web site of the Ministry of Finance of Japan, and at the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, respectively, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION (the "Company") are listed.

Under Japanese laws and regulations, an Annual Securities Report is required to include certain information concerning the Company on both a consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year under review, which in this case was the fiscal year ended March 31, 2006.

The information in the Annual Securities Report, which is material to an investment decision, is substantially contained in the Annual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated December 4, 2006), and/or the Consolidated and Non-Consolidated Financial Results of the Company (see Exhibit 2 of the letter referred to above).

12/12


06019331

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nomura Research Institute

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

DEC 20 2006 B

THOMSON FINANCIAL

FILE NO. 82- 34673

FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DATE: 12/18/06